Dechert LLP

1900 K Street, NW
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

HARRY S. PANGAS

harry.pangas@dechert.com
+1 202 261 3466 Direct

December 29, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549-8626

Re: Form 40-33 – Civil Action Document Filed Against TriplePoint Venture Growth BDC Corp., et al. (File No. 814-01044)

Ladies and Gentlemen:

On behalf of TriplePoint Venture Growth BDC Corp. (the "Company") and certain affiliated persons thereof, and pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of a shareholder derivative complaint, as filed on December 20, 2023 in the United States District Court for the Northern District of California, against the Company, as nominal defendant, and certain affiliated persons of the Company.

If you have any questions regarding this submission, please do not hesitate to contact me at (202) 261-3466.

Best Regards,

/s/ Harry S. Pangas
Harry S. Pangas

cc: James P. Labe, TriplePoint Venture Growth BDC Corp.
Sajal K. Srivastava, TriplePoint Venture Growth BDC Corp.
Clay Douglas, Dechert LLP

Robert C. Moest, Of Counsel, SBN 62166
THE BROWN LAW FIRM, P.C.
2530 Wilshire Boulevard, Second Floor
Santa Monica, California 90403
Telephone: (310) 915-6628
Facsimile: (310) 915-9897
Email: RMoest@aol.com

Counsel for Plaintiff

[Additional Counsel on Signature Block]

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

LARRY VORPAHL, derivatively on behalf of TRIPLEPOINT VENTURE GROWTH BDC CORP., Plaintiff, v. JAMES P. LABE, CHRISTOPHER M. MATHIEU, SAJAL K. SRIVASTAVA, GILBERT E. AHYE, STEVEN P. BIRD, STEPHEN A. CASSANI, CYNTHIA M. FORNELLI, KATHERINE PARK, and KIMBERLEY VOGEL, Defendants, and TRIPLEPOINT VENTURE GROWTH BDC CORP., Nominal Defendant.	Case No.: **DEMAND FOR JURY TRIAL** **<u>VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT</u>**

INTRODUCTION

Plaintiff Larry Vorpahl ("Plaintiff"), by Plaintiff's undersigned attorneys, derivatively and on behalf of nominal defendant TriplePoint Venture Growth BDC Corp. ("TriplePoint" or the "Company"), files this Verified Shareholder Derivative Complaint against defendants James P. Labe ("Labe"), Christopher M. Mathieu ("Mathieu"), Sajal K. Srivastava ("Srivastava"), Gilbert E. Ahye ("Ahye"), Steven P. Bird ("Bird"), Stephen A. Cassani ("Cassani"), Cynthia M. Fornelli ("Fornelli"), Katherine Park ("Park"), and Kimberley Vogel ("Vogel") (collectively, the "Individual Defendants," and together with TriplePoint, the "Defendants") for breaches of their fiduciary duties as directors and/or officers of TriplePoint, unjust enrichment, abuse of control, gross mismanagement, waste of corporate assets, violations of Section 14(a) of the Securities Exchange Act of 1934 (the "Exchange Act"), and for contribution under Sections 10(b) and 21D of the Exchange Act. As for Plaintiff's complaint against the Individual Defendants, Plaintiff alleges the following based upon personal knowledge as to Plaintiff and Plaintiff's own acts, and information and belief as to all other matters, based upon, *inter alia*, the investigation conducted by and through Plaintiff's attorneys, which included, among other things, a review of Defendants' public documents, conference calls and announcements made by Defendants, United States Securities and Exchange Commission ("SEC") filings, wire and press releases published by and regarding TriplePoint, legal filings, news reports, securities analysts' reports and advisories about the Company, and information readily obtainable on the Internet. Plaintiff believes that substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a shareholder derivative action that seeks to remedy wrongdoing committed by TriplePoint's directors and officers from May 4, 2022 to May 3, 2023, inclusive (the "Relevant Period").

2. TriplePoint is a Maryland corporation based in Menlo Park, California that is an externally managed, closed-end, non-diversified investment company that is considered a business development company ("BDC") under the Investment Company Act of 1940.[1] Generally, BDCs invest in small public

[1] The Investment Company Act of 1940 is an act of Congress, signed into law by President Franklin D. Roosevelt, that sought to protect investors by ensuring that investors are aware of the risks associated with buying and owning securities. To accomplish this goal, investment companies are required to

companies with low trading volumes and private companies that are in financial distress. TriplePoint, however, makes loans to startup companies backed by venture capital firms.[2] Specifically, TriplePoint specializes in investments in venture capital-backed companies at the growth stage. In addition, TriplePoint provides debt financing, such as growth capital loans, secured and customized loans, equipment financing, revolving loans, and direct equity investments for companies in the venture growth space. For these reasons, BDC companies like TriplePoint are often called "venture debt BDCs" or "venture lending BDCs."

3. TriplePoint invests in "venture growth stage companies" by extending loans and equity to them. To this end, the Company classifies these "venture growth stage companies" into five stages of development: (1) seed; (2) early; (3) later; (4) venture growth; and (5) public. Therefore, TriplePoint defines "venture growth stage companies" as startup businesses that are developed but have not yet been brought public, or acquired, or grown up enough to exit the startup business environment.

4. The Company is situated inside TriplePoint Capital LLC ("TPC"), a Delaware limited liability company co-founded by Defendants Labe and Srivastava in 2003. TPC calls itself a "global leader in venture finance" that "serve[s] venture capital-backed companies around the world and at every stage of development" with both "debt and equity financing solutions." Defendants Labe and Srivastava have served as TPC's co-Chief Executive Officers ("CEO") since 2003.

5. In August 2013, Defendants Labe and Srivastava organized TriplePoint Advisers LLC (the "Adviser"), which is registered as an investment adviser under the Investment Advisers Act of 1940. The Adviser is a wholly owned subsidiary of TPC. The Adviser is "responsible for sourcing, reviewing and structuring investment opportunities, underwriting and performing due diligence on investments and monitoring the investment portfolio on an ongoing basis." To this end, TriplePoint enters into investment advisory agreements with the Adviser whereby TriplePoint pays the Adviser a "base management fee and an incentive fee" for the Adviser's "investment management services." The base management fees for the

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provide investors with information about companies' investment objectives, investment policies, and financial condition. https://www.dbrsmorningstar.com/issuers/23722/triplepoint-venture-growth-bdc-corp

[2] Other BDCs in TriplePoint's industry are Horizon Technology, Runway Growth Capital, and Trinity Capital.

fiscal years ended December 31, 2022 (the "2022 Fiscal Year") and December 31, 2021 (the "2021 Fiscal Year") totaled $15.8 million and $12.5 million, respectively. The income incentive fees for the 2022 and 2021 Fiscal Years were $6.7 million and $10.3 million, respectively. The Adviser's "senior investment team" is led by Defendants Labe and Srivastava. For these reasons, Defendants Labe and Srivastava are not listed as having received compensation from TriplePoint as they receive lucrative compensation in the form of management and incentive fees from the Adviser, paid by TriplePoint.

6. TriplePoint also enters into administration agreements with TriplePoint Administrator LLC (the "Administrator"). The Administrator is responsible for providing or arranging for the provision of all administrative services necessary for TriplePoint to operate, including office facilities and equipment, clerical, bookkeeping, and recordkeeping costs, and the cost of maintaining a Chief Compliance Officer ("CCO") and Chief Financial Officer ("CFO") and their respective staffs. The Administrator is a wholly owned subsidiary of the Adviser.

7. In 2013, ten years after co-founding TPC, Defendants Labe and Srivastava co-founded the Company to inject public money into the venture capital firm. Defendant Labe has served as TriplePoint's CEO and Chair of the Board and Defendant Srivastava has served as TriplePoint's President and Chief Investment Officer ("CIO") ever since. In March 2014, TriplePoint held an initial public offering ("IPO"). At that time, TriplePoint's loans consisted of "a select portfolio of investments in venture growth stage companies originated through" TriplePoint's "Sponsor," TPC. These loans consisted "of funded debt and direct equity investments, future funding obligations and warrants associated with both the funded debt investments and future funding obligations."

8. Since then, TriplePoint's investment portfolio has grown considerably; the portfolio features many more startup businesses (the "Portfolio Companies"). As explained above, TriplePoint's investment decisions are driven by the Adviser and TPC—both of which are led by and controlled by Defendants Labe and Srivastava. Indeed, the Adviser, TPC, the Administrator, and TriplePoint are connected and interdependent upon each other. For instance, TriplePoint's public filings have stated that the Adviser and TPC share the same employees; the Adviser "benefits from the relationships developed by TPC as part of its TriplePoint Lifespan Approach"; and the Adviser "sources investment opportunities

with TPC's select group of leading venture capital investors." The Adviser is also charged with "reviewing and structuring investment opportunities for [TriplePoint], underwriting and performing due diligence on [TriplePoint's] investments and monitoring [TriplePoint's] investment portfolio on an ongoing basis." To this end, TriplePoint admits that Defendants Labe and Srivastava "have a material pecuniary interest in [the Adviser] and serve on [the Adviser's] Investment Committee." Defendants Labe and Srivastava are the only members of the Investment Committee.

9. In addition to Defendants Labe and Srivastava's control over the TriplePoint corporate ecosystem, Defendant Mathieu is the Chief Financial Officer for TriplePoint and TPC as well.

10. Venture capital firms traditionally invest in equity; TriplePoint, however, mostly invests in Portfolio Companies by extending loans or acquiring debt instruments. When TriplePoint does hold equity interest in its Portfolio Companies, the equity is generally through "equity kickers" such as warrants or limited direct equity purchases in parallel equity offerings. These equity kickers are normally much smaller than TriplePoint's debt stake in the Portfolio Companies.

11. Accordingly, TriplePoint's value as a company is largely dependent upon the value of the loans the Company extends to its Portfolio Companies. Because of this, the Individual Defendants caused TriplePoint to boast about the strength of the Company's investments in its public filing and positive statements.

12. For example, TriplePoint's annual report on Form 10-K for the year ended December 31, 2021 (the "2022 10-K") stated that TriplePoint only invests in a business if the Company believes the investment will have a "low probability of loss" based upon its adviser's expertise "and the revenue profile, product validation, customer commitments, intellectual property, financial condition and enterprise value of the potential opportunity." TriplePoint also purports to "utilize a disciplined investment process" including subjecting investments to "rigorous and established investment selection and underwriting criteria."

13. Throughout the Relevant Period, the Individual Defendants characterized TriplePoint's investments as "high quality." TriplePoint maintains that the Company's loans' fair values are "determined in good faith by [TriplePoint's] Board, with the assistance of [the Adviser] and independent

valuation agents, in accordance with Rule 2a-5 of the 1940 Act and GAAP, and in accordance with our valuation policy approved by the Board." To accomplish this, the 2022 10-K stated that the Board considers "the nature and realizable value of any collateral, the company's ability to make payments and its earnings and discounted cash flow, our assessment of the support of their venture capital investors, the markets in which the company does business, comparisons to similar publicly traded companies and other relevant factors."

14. These representations are vital to investors since the far majority of TriplePoint's Portfolio Companies are private, which make it practically impossible for an outside investor to gauge the financial health and overall viability of the Portfolio Companies. In other words, the market relies upon the Individual Defendants to accurately assess the loans TriplePoint makes to its Portfolio Companies.

15. To inform investors, TriplePoint includes in its quarterly filings the fair value of the loans the Company extends to its Portfolio Companies, the credit risk category given to the Portfolio Companies (one a scale of one (Clear) to five (Red)), the quarterly net unrealized gains on investments, and the quarterly net increase in net assets from operations.[3]

16. In contrast to the investing public, the Individual Defendants enjoy unfettered access to the Portfolio Companies' finances and operations due to disclosures mandated by loan agreements signed with TriplePoint. In fact, the Individual Defendants tout their intimate knowledge of the Portfolio Companies: "Our Adviser ***utilizes an extensive internal credit tracking and monitoring approach to regularly follow a borrower's actual financial performance*** and achievement of business-related milestones ***to ensure that the internal risk rating assigned to each borrower is appropriate***."[4]

17. According to TriplePoint, the "monitoring approach" involves assigning teams to each Portfolio Company. The teams are then tasked with reviewing documents "on a monthly or quarterly basis." The Adviser's Investment Committee, consisting of Defendants Labe and Srivastava, also

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[3] TriplePoint does not disclose the credit risk category given to specific, individual companies inside the Portfolio Companies, but rather only provides to investors the credit risk category for a group of companies inside the Portfolio Companies.

[4] All emphasis is added unless otherwise noted.

consistently review these documents for "material events and information" and "discuss in detail [Portfolio Companies] that are performing below expectations" on a weekly basis.

18. The Relevant Period began in May 2022 when several of TriplePoint's Portfolio Companies started to falter. Despite monitoring the Portfolio Companies' performances and financial health on weekly, if not daily basis, the Individual Defendants neglected to inform investors of the perilous position the Company's Portfolio Companies faced and avoided downgraded the credit risk of the Portfolio Companies. Instead, the Individual Defendants chose to continue to misrepresent that TriplePoint's loans were of "high quality." However, these statements were false and misleading, as the Company had, *inter alia*, overstated the viability of its investment strategy.

19. These same false and misleading statements had the effect of misleading the investing public and driving up the Company's stock price in advance of the secondary public stock offering ("SPO"), beginning on August 5, 2022, when the Form 424(b) (2) Registration Statement and Prospectus (the "Offering Documents") were amended.

20. On March 1, 2023, TriplePoint issued its financial results for the year and fourth quarter ended December 31, 2022. TriplePoint's earnings were better than analyst projections, pushing TriplePoint shares up from a closing price of $11.68 on March 1, 2023 to $12.28 on March 2, 2023.

21. However, in the same report, TriplePoint revealed that it had written off the Company's $34 million investment in Medly Health, a Portfolio Company. Additionally, TriplePoint downgraded its loan investments in two other Portfolio Companies, VanMoof ($19 million in outstanding loans) and Health IQ ($25 million in outstanding loans) from "category 2" to "category 3" due to "developments in their strategic financing processes."

22. The truth emerged on May 2, 2023 when *The Bear Cave*, a newsletter geared toward "investors, short-sellers, journalists, and skeptics,"[5] released a report titled "Problems at TriplePoint Venture Growth BDC (TPVG)" (the "Bear Cave Report"). The report alleged that the Company was "***encumbered by high fees, weak management, and a weaker loan book saddled by portfolio company***

[5] https://growthinreverse.com/edwin-dorsey/

bankruptcies and upside-down startups." Further, the Bear Cave Report posited that "***TriplePoint's equity may be severely impaired, if it has any value at all.***"

23. On this news, TriplePoint's stock price fell $0.95 per share, or 7.97% from a closing price of $11.92 per share on May 1, 2023 to close at $10.97 per share on May 2, 2023. The next trading day, the Company's stock price continued to fall, dropping $0.24 per share, or 2.19% from a closing price of $10.97 per share on May 2, 2023 to close at $10.73 per share on May 3, 2023.

24. Throughout the Relevant Period, the Individual Defendants breached their fiduciary duties by personally making and/or causing the Company to make to the investing public a series of materially false and misleading statements regarding the Company's business, operations, and prospects. Specifically, the Individual Defendants willfully or recklessly made and/or caused the Company to make false and misleading statements that failed to disclose, *inter alia*, that: (1) the Company had overstated the capabilities of the companies in its portfolio, the strength of its lending ledgers, and the feasibility of its overall investment strategy; (2) the disclosure of these issues was likely to materially impact the Company's financial position and/or prospects in a negative manner; and (3) the Company failed to maintain internal controls. As a result of the foregoing, Defendants' statements about the Company's business, operations, and prospects were materially false and misleading and/or lacked a reasonable basis at all relevant times.

25. The Individual Defendants also breached their fiduciary duties by failing to correct and/or causing the Company to fail to correct these false and misleading statements and omissions of material fact to the investing public.

26. Additionally, in breach of their fiduciary duties, the Individual Defendants caused the Company to fail to maintain adequate internal controls.

27. In light of the Individual Defendants' misconduct—which has subjected the Company, its Chief Executive Officer ("CEO"), its CFO, and its Chief Investment Officer ("CIO") to a federal securities fraud class action lawsuit pending in the United States District Court for the Northern District of California (the "Securities Class Action") and which has further subjected the Company to the need to undertake internal investigations, the need to implement adequate internal controls, losses from the waste of

corporate assets, and losses due to the unjust enrichment of Individual Defendants who were improperly overcompensated by the Company and/or who benefitted from the wrongdoing alleged herein—the Company will have to expend many millions of dollars.

28. The Company has been substantially damaged as a result of the Individual Defendants' knowing or highly reckless breaches of fiduciary duty and other misconduct.

29. In light of the breaches of fiduciary duty engaged in by the Individual Defendants, most of whom are the Company's current directors, of the collective engagement in fraud and misconduct by the Company's directors, of the substantial likelihood of the directors' liability in this derivative action and of the CEO's, the CFO's, and the CIO's liability in the Securities Class Action, and of their not being disinterested and/or independent directors, a majority of the Company's Board of Directors (the "Board") cannot consider a demand to commence litigation against themselves on behalf of the Company with the requisite level of disinterestedness and independence.

JURISDICTION AND VENUE

30. This Court has subject matter jurisdiction pursuant to 28 U.S.C. § 1331 because Plaintiff's claims raise a federal question under Section 14(a) of the Exchange Act (15 U.S.C. § 78n(a)(1)) and Rule 14a-9 of the Exchange Act (17 C.F.R. § 240.14a-9), Section 10(b) of the Exchange Act (15. U.S.C. § 78j(b)), and Section 21D of the Exchange Act (15 U.S.C. § 78u-4(f)). Plaintiff's claims also raise a federal question pertaining to the claims made in the Securities Class Action based on violations of the Exchange Act.

31. This Court has supplemental jurisdiction over Plaintiff's state law claims pursuant to 28 U.S.C. §1367(a).

32. This derivative action is not a collusive action to confer jurisdiction on a court of the United States that it would not otherwise have.

33. Additionally, diversity jurisdiction is conferred by 28 U.S.C. § 1332. Plaintiff and Defendants are citizens of different states, and the amount in controversy exceeds the sum or value of $75,000, exclusive of interest and costs.

34. The Court has personal jurisdiction over each of the Defendants because each Defendant is either a corporation conducting business and maintaining operations in this District, or he or she is an individual who is a citizen of California or who has minimum contacts with this District to justify the exercise of jurisdiction over them.

35. Venue is proper in this District pursuant to 28 U.S.C. §§ 1391 and 1401 because a substantial portion of the transactions and wrongs alleged herein, including the preparation and dissemination of materially false and/or misleading information, occurred in this District.

PARTIES

Plaintiff

36. Plaintiff is a current shareholder of TriplePoint. Plaintiff has continuously held TriplePoint common stock since Plaintiff first purchased the stock on November 19, 2021. Plaintiff is a citizen of Minnesota.

Nominal Defendant TriplePoint

37. TriplePoint is a Maryland corporation with principal executive offices at 2755 Sand Hill Road, Suite 150, Menlo Park, California 94025. TriplePoint's shares trade on NYSE under the ticker symbol "TPVG."

Defendant Labe

38. Defendant Labe has served as the Company's CEO and Chairman of the Board since 2013. According to the proxy statement the Company filed with the SEC on March 8, 2023 (the "2023 Proxy Statement"), as of March 8, 2023, Defendant Labe owned 164,452 shares of TriplePoint common stock. Given that the price per share of the Company's common stock at the close of trading on March 8, 2023 was $12.59, Defendant Labe owned approximately $2,070,451 worth of TriplePoint common stock.

39. For the fiscal year ended December 31, 2020 (the "2020 Fiscal Year"), 2021 Fiscal Year, and the 2022 Fiscal Year, Defendant Labe did not receive compensation from the Company. However, according to the Company's business structure, the compensation of executive officers such as Defendant Labe is "through [his] indirect financial interests in [the Company's] Adviser. Specifically, the 2023 Proxy Statement states, in relevant part:

> **Compensation of Executive Officers**
>
> None of our officers receives direct compensation from us. However, Mr. Labe and Mr. Srivastava, through their indirect financial interests in our Adviser, have an indirect pecuniary interest in the investment advisory fees paid by us under the Advisory Agreement. In addition, the Company is responsible for expenses incurred by the Administrator in connection with administering the Company's business, including making payments to the Administrator based upon the Company's allocable portion of the Administrator's overhead and other expenses associated with performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing compliance functions and the allocable portion of the costs of compensation and related expenses of the Company's Chief Compliance Officer and Chief Financial Officer and their respective administrative support staffs.

40. Pursuant to the Company's retention of the Adviser, TriplePoint annually compensates the Adviser. For the 2020 Fiscal Year, the Adviser received $21.1 million from the Company. This included $12.4 million in base management fee and $8.7 million in incentive fee. For the 2021 Fiscal Year, the Adviser received $22.8 million from the Company. This included $12.5 million in base management fee and $10.3 million in incentive fee. For the 2022 Fiscal Year, the Adviser received $22.5 million from the Company. This included $15.8 million in base management fee and $6.7 million in incentive fee.

41. The 2023 Proxy Statement stated the following about Defendant Labe:

> ***James P. Labe.*** The Board benefits from James P. Labe's business leadership and experience and knowledge of the venture capital lending industry. Mr. Labe has been involved in the venture lending and leasing industry for approximately 40 years and played a key role in making venture lending and venture leasing a regular source of capital for venture capital-backed companies. In particular, Mr. Labe founded and served as Chief Executive Officer of Comdisco Ventures, a division of Comdisco, Inc., which managed more than $3 billion in loan and lease transactions for more than 970 venture capital-backed companies during his tenure. Prior to joining Comdisco, Mr. Labe was employed by Equitec Financial Group. Mr. Labe has served as a voting member of TPC's Investment Committee and has led and overseen TPC's investment originations and venture capital relationship management efforts since its inception in 2006. Mr. Labe received a Bachelor of Arts degree from Middlebury College and received an Executive Master of Business Administration degree from the University of Chicago.

42. Upon information and belief, Defendant Labe is a citizen of California.

<u>Defendant Mathieu</u>

43. Defendant Mathieu has served as the Company's CFO since August 2019. According to the 2023 Proxy Statement, as of March 8, 2023, Defendant Mathieu owned 35,500 shares of TriplePoint common stock. Given that the price per share of the Company's common stock at the close of trading on

March 8, 2023 was $12.59, Defendant Mathieu owned approximately $446,945 worth of TriplePoint common stock.

44. For the 2020 Fiscal Year, the 2021 Fiscal Year, and the 2022 Fiscal Year, Defendant Mathieu did not receive direct compensation from the Company. However, based on the Company's business structure, the Company annually enters into an agreement with the Administrator, which is responsible for allocating a portion of the costs of compensation and related expenses of the Company's CFO and their respective administrative support staffs. Specifically, the 2023 Proxy Statement states:

> **Administration Agreement**
> Pursuant to the Administration Agreement, the Administrator furnishes us with office facilities and equipment and provides clerical, bookkeeping, recordkeeping and other administrative services at such facilities. Our Board most recently determined to re-approve the Administration Agreement at a meeting held on October 28, 2022. Under the Administration Agreement, our Administrator performs, or oversees, or arranges for, the performance of, our required administrative services, which includes being responsible for the financial and other records that we are required to maintain and preparing reports to our stockholders and reports and other materials filed with the SEC or any other regulatory authority. In addition, our Administrator assists us in determining and publishing our net asset value, oversees the preparation and filing of our tax returns and the printing and dissemination of reports and other materials to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Under the Administration Agreement, our Administrator also provides significant managerial assistance on our behalf to those companies that have accepted our offer to provide such assistance. In full consideration of the provision of the services of our Administrator, we reimburse our Administrator for the costs and expenses incurred by our Administrator in performing its obligations and providing personnel and facilities under the Administration Agreement. Payments under the Administration Agreement are equal to an amount equal to our allocable portion (subject to the review of our Board) of our Administrator's overhead, including rent and the allocable portion of the cost of our chief compliance officer and chief financial officer and their respective staffs. The Adviser is the sole member of and controls the Administrator[.]

45. Pursuant to the Company's Administration Agreement, TriplePoint annually compensates the Administrator. For the 2020 Fiscal Year, the Administrator received $2.1 million from the Company. For the 2021 Fiscal Year, the Administrator received $2.0 million from the Company. For the 2022 Fiscal Year, the Administrator received $2.3 million from the Company.

46. The 2023 Proxy Statement stated the following about Defendant Mathieu:

> ***Christopher M. Mathieu.*** Mr. Mathieu has served as Chief Financial Officer of the Company, the Adviser and TPC since August 2019. He has also served as Chief Financial Officer of TPVC since 2020. Prior to joining TPC, Mr. Mathieu was a Special Advisor at

iCapital Network, Inc., a financial technology platform, from July 2018 to June 2019. From 2016 to 2018, Mr. Mathieu served as Chief Financial Officer, Treasurer and Secretary of each of Sierra Income Corporation, a public-reporting business development company, and Sierra Total Return Fund, a closed-end interval fund, and as Managing Director of Medley Management Inc. (NYSE: MDLY), an alternative asset management firm sponsoring such companies. Prior to that, Mr. Mathieu served as Senior Vice President, Chief Financial Officer and Treasurer of Horizon Technology Finance Corporation (NASDAQ: HRZN), a publicly traded business development company, from 2010 until 2016. He also served as Senior Vice President and Chief Financial Officer of Horizon Technology Finance, LLC and Horizon Technology Finance Management LLC from 2003 until 2016. Before joining Horizon, Mr. Mathieu held positions at GATX Ventures, Inc., Transamerica Technology Finance, Financing for Science International, Inc. and KPMG Peat Marwick. Mr. Mathieu is a Certified Public Accountant and received a B.S. in Business Administration in Accounting from Western New England College.

47. Upon information and belief, Defendant Mathieu is a citizen of California.

Defendant Srivastava

48. Defendant Srivastava has served as the Company's CIO and has been a member of the Board since 2013. According to the 2023 Proxy Statement, as of March 8, 2023, Defendant Srivastava owned 215,914 shares of TriplePoint common stock. Given that the price per share of the Company's common stock at the close of trading on March 8, 2023 was $12.59, Defendant Srivastava owned approximately $2,718,357 worth of TriplePoint common stock.

49. For the 2020 Fiscal Year, the 2021 Fiscal Year, and the 2022 Fiscal Year, Defendant Srivastava did not receive compensation from the Company. However, according to the Company's business structure, the compensation of executive officers such as Defendant Srivastava is "through [his] indirect financial interests in [the Company's] Adviser." Specifically, the 2023 Proxy Statement states, in relevant part:

> **Compensation of Executive Officers**
>
> None of our officers receives direct compensation from us. However, Mr. Labe and Mr. Srivastava, through their indirect financial interests in our Adviser, have an indirect pecuniary interest in the investment advisory fees paid by us under the Advisory Agreement. In addition, the Company is responsible for expenses incurred by the Administrator in connection with administering the Company's business, including making payments to the Administrator based upon the Company's allocable portion of the Administrator's overhead and other expenses associated with performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing compliance functions and the allocable portion of the costs of compensation and related expenses of the Company's Chief Compliance Officer and Chief Financial Officer and their respective administrative support staffs.

50. Pursuant to the Company's retention of the Adviser, TriplePoint annually compensates the Adviser. For the 2020 Fiscal Year, the Adviser received $21.1 million from the Company. This included $12.4 million in base management fee and $8.7 million in incentive fee. For the 2021 Fiscal Year, the Adviser received $22.8 million from the Company. This included $12.5 million in base management fee and $10.3 million in incentive fee. For the 2022 Fiscal Year, the Adviser received $22.5 million from the Company. This included $15.8 million in base management fee and $6.7 million in incentive fee.

51. The 2023 Proxy Statement stated the following about Defendant Srivastava:

> ***Sajal K. Srivastava.*** Sajal K. Srivastava brings to the Board strong investment, credit and operating leadership experience along with a venture lending, leasing and technology finance background. Mr. Srivastava has served as a voting member of TPC's Investment Committee and has led and overseen TPC's day-to-day operations, credit and investment analysis, account servicing, portfolio monitoring, legal and finance groups since co-founding TPC with Mr. Labe. Prior to co-founding TPC, Mr. Srivastava worked with Mr. Labe at Comdisco Ventures where he, as head of their Investment and Credit Analyst team, structured, negotiated and managed venture lending and leasing transactions and also managed the diligence and credit analysis team. Before joining Comdisco, Mr. Srivastava was a Financial Analyst with Prudential Securities' Technology Investment Banking Group. Mr. Srivastava received a Bachelor of Arts degree in Economics from Stanford University and received a Master of Science degree in Engineering Economic Systems and Operations Research from Stanford University.

52. Upon information and belief, Defendant Srivastava is a citizen of California.

Defendant Ahye

53. Defendant Ahye has served as a Company director since 2013. He is also Chair of both the Audit Committee and the Valuation Committee, a member of the Nominating and Corporate Governance Committee, and a member of the Compensation Committee. According to the 2023 Proxy Statement, as of March 8, 2023, Defendant Ahye owned 3,000 shares of TriplePoint common stock. Given that the price per share of the Company's common stock at the close of trading on March 8, 2023 was $12.59, Defendant Ahye owned approximately $37,770 worth of TriplePoint common stock.

54. For the 2022 Fiscal Year, Defendant Ahye received $118,500 in total compensation from the Company. This included $118,500 in aggregate compensation. For the 2021 Fiscal Year, Defendant Ahye received $117,500 in total compensation from the Company. This included $117,500 in aggregate

compensation. For the 2020 Fiscal Year, Defendant Ahye received $127,500 in total compensation from the Company. This included $127,500 in aggregate compensation.

55. The 2023 Proxy Statement stated the following about Defendant Ahye:

> ***Gilbert E. Ahye.*** Gilbert E. Ahye brings to the Board expertise in accounting and business development. Mr. Ahye also served as a member of the board of directors of GO Acquisition Corp., a publicly traded special purpose acquisition vehicle, from 2020 to September 2022, and served as Vice Chairman of American Express Global Business Travel, a joint venture with American Express and a group of private investors, from September 2014 until 2016. In September 2014, he also became an adviser to the private equity firm of Certares. While at American Express for more than 30 years, Mr. Ahye had a longstanding career as a senior executive in finance, business development, investment, and mergers and acquisitions. Mr. Ahye served as the Executive Vice President - Chief Development Officer at American Express from May 2003 through August 2014 where he led the Corporate Development / M&A and Innovation group and was a member of American Express's Global Management Team. During his time at American Express, Mr. Ahye also served as Chief Financial Officer of the U.S. Consumer Card Business from 1996 to 1999 and Treasurer of International and Domestic Treasury from 1985 to 1988. Prior to joining American Express, Mr. Ahye was head of Capital Budgeting for International Paper Company from 1978 to 1981. From 1977 to 1978, Mr. Ahye served as a Manager at Union Carbide Corporation. From 1971 to 1977, Mr. Ahye served as Senior Auditor at Ernst & Young. Mr. Ahye is a member of both the American and New York State Societies of CPAs. Mr. Ahye also serves as an advisor to a payments company in China. Mr. Ahye was named to Black Enterprise Magazine's 75 Most Powerful Blacks on Wall Street in 2006. Mr. Ahye received a Bachelor of Science degree from Manhattan College, a Master of Business Administration degree from St. John's University and had a Certified Public Accountant accreditation.

56. Upon information and belief, Defendant Ahye is a citizen of New York.

Defendant Bird

57. Defendant Bird has served as a Company director since 2013. He also serves as Chair of the Compensation Committee, as a member of the Audit Committee, as a member of the Nominating and Corporate Governance Committee, and as a member of the Valuation Committee. According to the 2023 Proxy Statement, as of March 8, 2023, Defendant Bird owned 50,000 shares of TriplePoint common stock. Given that the price per share of the Company's common stock at the close of trading on March 8, 2023 was $12.59, Defendant Bird owned approximately $629,500 worth of TriplePoint common stock.

58. For the 2022 Fiscal Year, Defendant Bird received $108,500 in total compensation from the Company. This included $108,500 in aggregate compensation. For the 2021 Fiscal Year, Defendant Bird received $107,500 in total compensation from the Company. This included $107,500 in aggregate

compensation. For the 2020 Fiscal Year, Defendant Bird received $117,500 in total compensation from the Company. This included $117,500 in aggregate compensation.

59. The 2023 Proxy Statement stated the following about Defendant Bird:

> ***Steven P. Bird.*** Steven P. Bird brings to the Board a diverse knowledge of business and finance. Mr. Bird is a well-known veteran of the Silicon Valley venture capital community as a result of a twenty-year career working with leading venture capital funds in both venture capital investing as well as venture capital debt financing. Mr. Bird is a co-founder of Focus Ventures, located in Palo Alto, California, and served as a General Partner from its founding in 1997 to 2019. Focus Ventures, which invests in privately held, expansion stage technology companies, has managed over $830 million in assets, and Mr. Bird focused on investments in enterprise software and internet services. Prior to co-founding Focus Ventures, from 1994 to 1996, Mr. Bird was a Managing Director at Comdisco Ventures Inc. where he was involved with debt and equity capital investments for emerging growth companies. From 1984 to 1992, Mr. Bird was a General Partner at First Century Partners, a venture capital fund affiliated with Smith Barney Inc. From 1992 to 1994, Mr. Bird was a Manager at Bain & Company, a management consulting firm where he worked with companies in the communications, software, and semiconductor industries. From 1977 to 1991, Mr. Bird worked as a Senior Development Engineer in software development at Battelle Northwest Laboratories. Mr. Bird received a Bachelor of Science degree from Stanford University, a Master of Science in Mechanical Engineering degree from Stanford University and a Master of Business Administration degree from the Stanford Graduate School of Business.

60. Upon information and belief, Defendant Bird is a citizen of California.

<u>Defendant Cassani</u>

61. Defendant Cassani has served as a Company director since 2013. He also serves as Chair of the Nominating and Corporate Governance Committee, as a member of the Audit Committee, as a member of the Valuation Committee, and as a member of the Compensation Committee. According to the 2023 Proxy Statement, as of March 8, 2023, Defendant Cassani owned 4,597 shares of TriplePoint common stock. Given that the price per share of the Company's common stock at the close of trading on March 8, 2023 was $12.59, Defendant Cassani owned approximately $57,876 worth of TriplePoint common stock.

62. For the 2022 Fiscal Year, Defendant Cassani received $108,500 in total compensation from the Company. This included $108,500 in aggregate compensation. For the 2021 Fiscal Year, Defendant Cassani received $107,500 in total compensation from the Company. This included $107,500 in aggregate

compensation. For the 2020 Fiscal Year, Defendant Cassani received $117,500 in total compensation from the Company. This included $117,500 in aggregate compensation.

63. The 2023 Proxy Statement stated the following about Defendant Cassani:

> ***Stephen A. Cassani.*** Stephen A. Cassani brings to the Board a diverse knowledge of business, finance and capital markets. Mr. Cassani has had a long-standing career of over thirty years in investment banking and finance relating to growth stage venture capital and private equity-backed companies and in real estate. Mr. Cassani is a co-founder of Haven Capital Partners, a real estate investment, development and management company founded in 2009 and located in Palo Alto, California. At Haven Capital Partners, Mr. Cassani advises family offices with extensive real estate holdings, overseeing and managing commercial development projects, spearheading the finance and capital raising functions, as well as identifying and negotiating new investment opportunities, including in venture capital and private equity. Prior to co-founding Haven Capital Partners, Mr. Cassani spent most of his career in investment banking, most recently serving as a Managing Director at Citigroup Global Markets, where from 2001 to 2008 he led the firm's west coast private capital markets business focusing primarily on expansion and growth stage venture capital and private equity backed companies. From 2000 to 2001, Mr. Cassani served as Vice President of Client Management for Brand3, a venture-backed software company. From 1996 to 2000, Mr. Cassani was a Principal in the investment banking group at Montgomery Securities / Banc of America Securities, with a focus on the consumer sector. Prior to that, Mr. Cassani began his investment banking career in the Private Equity Placements Group at Chase Securities, Inc. Mr. Cassani received a Bachelor of Arts degree from the University of California, Berkeley and a Master of Business Administration degree from Columbia Business School.

64. Upon information and belief, Defendant Cassani is a citizen of California.

<u>Defendant Fornelli</u>

65. Defendant Fornelli has served as a Company director since 2019. Defendant Fornelli also serves as a member of the Audit Committee, the Nominating and Corporate Governance Committee, the Valuation Committee, and the Compensation Committee. According to the 2023 Proxy Statement, as of March 1, 2023, Defendant Fornelli beneficially owned 7,015 shares of TriplePoint common stock. Given that the price per share of the Company's common stock at the close of trading on March 8, 2023 was $12.59, Defendant Fornelli owned approximately $88,319 worth of TriplePoint common stock.

66. For the 2022 Fiscal Year, Defendant Fornelli received $103,500 in total compensation from the Company. This included $103,500 in aggregate compensation. For the 2021 Fiscal Year, Defendant Fornelli received $102,500 in total compensation from the Company. This included $102,500 in aggregate

compensation. For the 2020 Fiscal Year, Defendant Fornelli received $112,500 in total compensation from the Company. This included $112,500 in aggregate compensation.

67. The 2023 Proxy Statement stated the following about Defendant Fornelli:

> ***Cynthia M. Fornelli.*** Cynthia M. Fornelli brings to the Board a diverse knowledge of accounting, regulatory affairs and capital markets. Ms. Fornelli has served as an Independent Trustee for the Professionally Managed Portfolios (the "PMP"), a mutual fund complex, since January 2022 and previously served as independent consultant to the PMP, from January 2021 to December 2021. Ms. Fornelli launched the Center for Audit Quality (the "CAQ"), an autonomous, nonpartisan, and nonprofit public policy advocacy organization dedicated to enhancing investor confidence and public trust in the global capital markets, in 2007, and served as its Executive Director until May 2019. Prior to launching the CAQ, Ms. Fornelli was a Senior Vice President of Regulatory and Conflicts Management at Bank of America from 2004 to 2006. Between 1999 and 2004, Ms. Fornelli worked at the U.S. Securities and Exchange Commission's Division of Investment Management including as Deputy Director from 2001 to 2004. Ms. Fornelli is currently a member of the advisory board of a number of organizations and received her Bachelor of Arts degree from Purdue University and her Juris Doctor from The George Washington University.

68. Upon information and belief, Defendant Fornelli is a citizen of Florida.

Defendant Park

69. Defendant Park has served as a Company director since December 2021. She also serves as a member of the Audit Committee, the Nominating and Corporate Governance Committee, the Valuation Committee, and the Compensation Committee.

70. For the 2022 Fiscal Year, Defendant Park received $103,500 in total compensation from the Company. This included $103,500 in aggregate compensation.

71. The 2023 Proxy Statement stated the following about Defendant Park:

> ***Katherine J. Park.*** Katherine J. Park brings to the Board a diverse knowledge of financial technology, alternative asset management and capital markets. Ms. Park has served as a Partner, Head of Business Development, and member of the Investment Committee at Andra Capital, a private growth and late-stage investment firm, since November 2022, and previously served as the Head of Business Development at Pagaya Investments, a privately held financial technology company, from November 2021 to November 2022. Ms. Park previously served as a Managing Director at Grafine Partners, LP, an alternative asset management firm, from September 2020 to October 2021, and in various roles at Goldman Sachs Group Inc. for approximately 18 years until 2020, most recently as Managing Director and Head of U.S. Fund and Private Capital. Ms. Park also previously worked as a consultant at Bain & Company. Ms. Park holds an AB from Harvard College and an MBA from Harvard Business School.

72. Upon information and belief, Defendant Park is a citizen of New York.

Defendant Vogel

73. Defendant Vogel has served as a Company director since December 2021. Defendant Vogel also serves as a member of the Audit Committee, the Nominating and Corporate Governance Committee, the Valuation Committee, and the Compensation Committee. According to the 2023 Proxy Statement, as of March 1, 2023, Defendant Vogel beneficially owned 2,764 shares of TriplePoint common stock. Given that the price per share of the Company's common stock at the close of trading on March 8, 2023 was $12.59, Defendant Fornelli owned approximately $34,799 worth of TriplePoint common stock.

74. For the 2022 Fiscal Year, Defendant Vogel received $103,500 in total compensation from the Company. This included $103,500 in aggregate compensation.

75. The 2023 Proxy Statement stated the following about Defendant Vogel:

> ***Kimberley H. Vogel.*** Kimberley H. Vogel brings to the Board a diverse knowledge of accounting, corporate governance and corporate lending. Ms. Vogel has been a director of Forge Global Holdings, Inc. (NYSE: FRGE), San Francisco-based provider of marketplace infrastructure, data services and technology solutions for private market participants since March 2022, where she is a member of the audit committee and the nominating and corporate governance committee. She has also been a director of TriCo Bancshares (NASDAQ: TCBK), a bank holding company, since February 2020, where she serves as member of the audit, compensation and management succession and IT/cybersecurity committees. Ms. Vogel was President, Co-Founder and director of BaseVenture Investing, Inc., a cloud-based software company, from 2014 to 2019, serving as Transitional President in 2019 after the company was sold to Fidelity National Information Services ("FIS"). From 2005 to 2014, Ms. Vogel served as Chief Financial Officer at mFoundry Inc., a provider of mobile banking and mobile payment services. FIS purchased mFoundry in 2013. Ms. Vogel holds an MBA from the Harvard Business School and an undergraduate degree in accounting from Saint Mary's College of California. She is a member of the board of directors of Zachaphie, Inc., a privately held company involved in real estate. Ms. Vogel also serves on the Board of Trustees of Saint Mary's College of California and is a Certified Public Accountant.

76. Upon information and belief, Defendant Vogel is a citizen of California.

FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

77. By reason of their positions as officers, directors, and/or fiduciaries of TriplePoint and because of their ability to control the business and corporate affairs of TriplePoint, the Individual Defendants owed TriplePoint and its shareholders fiduciary obligations of trust, loyalty, good faith, and due care, and were and are required to use their utmost ability to control and manage TriplePoint in a fair,

just, honest, and equitable manner. The Individual Defendants were and are required to act in furtherance of the best interests of TriplePoint and its shareholders so as to benefit all shareholders equally.

78. Each director and officer of the Company owes to TriplePoint and its shareholders the fiduciary duty to exercise good faith and diligence in the administration of the Company and in the use and preservation of its property and assets and the highest obligations of fair dealing.

79. The Individual Defendants, because of their positions of control and authority as directors and/or officers of TriplePoint, were able to and did, directly and/or indirectly, exercise control over the wrongful acts complained of herein.

80. To discharge their duties, the officers and directors of TriplePoint were required to exercise reasonable and prudent supervision over the management, policies, controls, and operations of the Company.

81. Each Individual Defendant, by virtue of his or her position as a director and/or officer, owed to the Company and to its shareholders the highest fiduciary duties of loyalty, good faith, and the exercise of due care and diligence in the management and administration of the affairs of the Company, as well as in the use and preservation of its property and assets. The conduct of the Individual Defendants complained of herein involves a knowing and culpable violation of their obligations as directors and officers of TriplePoint, the absence of good faith on their part, or a reckless disregard for their duties to the Company and its shareholders that the Individual Defendants were aware or should have been aware posed a risk of serious injury to the Company. The conduct of the Individual Defendants who were also officers and directors of the Company has been ratified by the remaining Individual Defendants who collectively comprised TriplePoint's Board at all relevant times.

82. As senior executive officers and directors of a publicly-traded company whose common stock was registered with the SEC pursuant to the Exchange Act and traded on the NYSE, the Individual Defendants had a duty to prevent and not to effect the dissemination of inaccurate and untruthful information with respect to the Company's financial condition, performance, growth, operations, financial statements, business, products, management, earnings, internal controls, and present and future business prospects, including the dissemination of false information regarding the Company's business, prospects,

and operations, and had a duty to cause the Company to disclose in its regulatory filings with the SEC all those facts described in this complaint that it failed to disclose, so that the market price of the Company's common stock would be based upon truthful and accurate information. Further, they had a duty to ensure the Company remained in compliance with applicable laws.

83. To discharge their duties, the officers and directors of TriplePoint were required to exercise reasonable and prudent supervision over the management, policies, practices, and internal controls of the Company. By virtue of such duties, the officers and directors of TriplePoint were required to, among other things:

(a) ensure that the Company was operated in a diligent, honest, and prudent manner in accordance with the laws and regulations of Maryland, California, and the United States, and pursuant to TriplePoint's own Code of Business Conduct and Ethics (the "Code of Conduct");

(b) conduct the affairs of the Company in an efficient, business-like manner so as to make it possible to provide the highest quality performance of its business, to avoid wasting the Company's assets, and to maximize the value of the Company's stock;

(c) remain informed as to how TriplePoint conducted its operations, and, upon receipt of notice or information of imprudent or unsound conditions or practices, to make reasonable inquiry in connection therewith, and to take steps to correct such conditions or practices;

(d) establish and maintain systematic and accurate records and reports of the business and internal affairs of TriplePoint and procedures for the reporting of the business and internal affairs to the Board and to periodically investigate, or cause independent investigation to be made of, said reports and records;

(e) maintain and implement an adequate and functioning system of internal legal, financial, and management controls, such that TriplePoint's operations would comply with all applicable laws and TriplePoint's financial statements and regulatory filings filed with the SEC and disseminated to the public and the Company's shareholders would be accurate;

(f) exercise reasonable control and supervision over the public statements made by the Company's officers and employees and any other reports or information that the Company was required by law to disseminate;

(g) refrain from unduly benefiting themselves and other Company insiders at the expense of the Company; and

(h) examine and evaluate any reports of examinations, audits, or other financial information concerning the financial affairs of the Company and to make full and accurate disclosure of all material facts concerning, *inter alia*, each of the subjects and duties set forth above.

84. Each of the Individual Defendants further owed to TriplePoint and the shareholders the duty of loyalty requiring that each favor TriplePoint's interest and that of its shareholders over their own while conducting the affairs of the Company and refrain from using their position, influence, or knowledge of the affairs of the Company to gain personal advantage.

85. At all times relevant hereto, the Individual Defendants were the agents of each other and of TriplePoint and were at all times acting within the course and scope of such agency.

86. Because of their advisory, executive, managerial, and directorial positions with TriplePoint, each of the Individual Defendants had access to adverse, nonpublic information about the Company.

87. The Individual Defendants, because of their positions of control and authority, were able to and did, directly or indirectly, exercise control over the wrongful acts complained of herein, as well as the contents of the various public statements issued by TriplePoint.

CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION

88. In committing the wrongful acts alleged herein, the Individual Defendants have pursued, or joined in the pursuit of, a common course of conduct, and have acted in concert with and conspired with one another in furtherance of their wrongdoing. The Individual Defendants caused the Company to conceal the true facts as alleged herein. The Individual Defendants further aided and abetted and/or assisted each other in breaching their respective duties.

89. The purpose and effect of the conspiracy, common enterprise, and/or common course of conduct was, among other things, to: (1) facilitate and disguise the Individual Defendants' violations of law, including breaches of fiduciary duty, unjust enrichment, abuse of control, gross mismanagement, waste of corporate assets, and violations of the Exchange Act; (2) conceal adverse information concerning the Company's operations, financial condition, legal compliance, future business prospects, and internal controls; and (3) artificially inflate the Company's stock price.

90. The Individual Defendants accomplished their conspiracy, common enterprise, and/or common course of conduct by causing the Company purposefully, recklessly, or negligently to conceal material facts, fail to correct such misrepresentations, and violate applicable laws. In furtherance of this plan, conspiracy, and course of conduct, the Individual Defendants collectively and individually took the actions set forth herein. Because the actions described herein occurred under the authority of the Board, each of the Individual Defendants who was a director of TriplePoint was a direct, necessary, and substantial participant in the conspiracy, common enterprise, and/or common course of conduct complained of herein.

91. Each of the Individual Defendants aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions to substantially assist the commission of the wrongdoing complained of herein, each of the Individual Defendants acted with actual or constructive knowledge of the primary wrongdoing, either took direct part in, or substantially assisted the accomplishment of that wrongdoing, and was or should have been aware of their overall contribution to and furtherance of the wrongdoing.

TRIPLEPOINT'S CODE OF CONDUCT AND CORPORATE GOVERNANCE

Code of Business Conduct and Ethics

92. TriplePoint's Code of Business Conduct and Ethics (the "Code of Conduct"):

> applies to a Company's respective principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (collectively, the "Covered Officers"), as well as a Company's respective directors, officers, and employees (collectively with the Covered Officers, the "Covered Persons") for the purpose of promoting:

- honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- full, fair, accurate, timely and understandable disclosure in reports and documents that a Company files with, or submits to, the Securities and Exchange Commission ("SEC") and the Euronext New York Stock Exchange, Inc. ("NYSE") and, as applicable, in other public communications made by a Company;
- compliance with applicable laws and governmental rules and regulations;
- the prompt internal reporting of violations of this Code to an appropriate person or persons identified in this Code; and
- accountability for adherence to this Code[.]

93. Regarding "Disclosure & Compliance," the Code of Conduct states the following:

Each Covered Person:

- should be familiar with the disclosure requirements generally applicable to their respective Company;
- should not knowingly misrepresent, or cause others to misrepresent, facts about their respective Company to others, whether within or outside such Company, including to such Company's directors and auditors, and to governmental regulators and self-regulatory organizations;
- should, to the extent appropriate within his/her area of responsibility, consult with other officers and employees of their respective Company and such Company's investment adviser or sub-adviser with the goal of promoting full, fair, accurate, timely and understandable disclosure in the reports and documents such Company files with, or submits to, the SEC or NYSE and in other public communications made by such Company; and
- has the responsibility to promote compliance with the standards and restrictions imposed by applicable laws, rules and regulations.

94. Under the "Conflicts of Interest" section, the Code of Conduct provides:

Certain conflicts of interest arise out of the relationships between Covered Persons and their respective Company and are subject to conflict of interest provisions in the Investment Company Act of 1940, as amended (the "Investment Company Act"). For example, Covered Officers may not individually engage in certain transactions (such as the purchase or sale of securities or other property) with their respective Company because of their status as "affiliated persons" of such Company. Each Company's compliance programs and procedures are designed to prevent, or identify and correct, violations of these provisions. Each Covered Officer is an employee of the Companies' sponsor, TriplePoint Capital LLC ("Sponsor"), and/or an affiliated service provider to a Company ("Service Provider"), including TriplePoint Advisers LLC, a Delaware limited liability company and the Companies' investment adviser, and TriplePoint Administrator LLC, a Delaware limited liability company and the Companies' administrator, both of which are wholly-owned subsidiaries of the Sponsor. Although typically not presenting an opportunity for improper personal benefit, conflicts may arise from, or as a result of, the contractual relationship between a Company and the Sponsor and/or the Service Providers of which its Covered Officers are also officers or employees. As a result, this Code recognizes that the Covered Officers will, in the normal course of their duties (whether formally for the relevant

Company or for the Sponsor and/or for the Service Provider of which the Covered Officer is an employee, or for both), be involved in establishing policies and implementing decisions which will have different effects on the Sponsor and/or Service Provider and a Company. The participation of the Covered Officers in such activities is inherent in view of the Sponsor affiliation and/or the contractual relationship between a Company and the Service Provider and is consistent with the performance by the Covered Officers of their duties as officers of their respective Company. Thus, if performed in conformity with the provisions of the Investment Company Act, or an exemptive order issued thereunder, such activities shall be deemed to have been handled ethically. In addition, it is recognized by the board of directors of a Company (the "Board of Directors") that Covered Officers may also be, or in the future may become, officers or employees of one or more other investment companies covered by this Code or other similar codes.

* * *

Each Covered Person must not:

- use his personal influence or personal relationships improperly to influence investment decisions or financial reporting by their respective Company whereby the Covered Person would benefit personally to the detriment of such Company;
- cause their respective Company to take action, or fail to take action, for the individual personal benefit of the Covered Person rather than for the benefit of such Company; or
- use material non-public knowledge of portfolio transactions made or contemplated for their respective Company to trade personally, or cause others to trade personally, in contemplation of the market effect of such transactions[.]

95. Regarding "Reporting and Accountability," the Code of Conduct states:

Each Covered Person must:

- not retaliate against any of their respective Company's or its Service Providers' employees or any other Covered Person or their affiliated persons for reports of potential violations of this Code that are made in good faith;
- subject to the provisions and protections of the SEC Whistleblower Program, notify their Company's Chief Compliance Officer promptly if he/she knows or learns of any violation of this Code (unless the potential violation involves the Chief Compliance Officer, in which case the Covered Person shall notify the Committee (as defined below)); failure to do so is itself a violation of this Code; and
- report promptly any change in his/her affiliations

Each Company's Chief Compliance Officer is responsible for applying this Code to specific situations in which questions are presented under it and has the authority to interpret this Code in any particular situation. The nominating and corporate governance committee of the relevant Board of Directors (each a "Committee"), however, is responsible for granting waivers1 and determining sanctions, as appropriate; provided that any approvals, interpretations or waivers sought by a Company's principal executive officers or directors shall be considered by the relevant Board of Directors[.]

Joint Code of Ethics

96. TriplePoint, TriplePoint Private Venture Credit Inc., TriplePoint Advisers LLC, and TriplePoint Administrator LLC's Code of Ethics (the "Joint Code of Ethics") was adopted by the four mentioned companies in order to:

> establish standards and procedures for the detection and prevention of activities by which persons having knowledge of the investments and investment intentions of a Company may abuse their fiduciary duty to such Company, and otherwise to deal with the types of conflict of interest situations to which Rule 17j-1 under the 1940 Act ("Rule 17j-1") and Rule 204A-1 under the Advisers Act ("Rule 204A-1"), as applicable, are addressed. The Adviser is the Companies' investment adviser and TriplePoint Administrator LLC is the Companies' administrator (the "Administrator ").

97. Further, the Joint Code of Ethics states that:

> The Code is based on the principle that the directors and officers of each Company, and the managers, officers and employees of the Adviser and the Administrator, who provide services to a Company, ***owe a fiduciary duty to the relevant Company to conduct their personal securities transactions in a manner that does not interfere with such Company's transactions or otherwise take unfair advantage of their relationship with such Company***. All Covered Persons (as defined below) are expected to adhere to this general principle as well as to comply with all of the specific provisions of this Code applicable to them. In addition, all Covered Persons must comply with applicable federal securities laws and, subject to the provisions and protections of the SEC Whistleblower Program, must report violations of the Code to their Company's or the Adviser's Chief Compliance Officer ("CCO"). Any Covered Persons affiliated with another entity that is a registered investment adviser is, in addition, expected to comply with the provisions of the code of ethics that has been adopted by such other investment adviser.
>
> Technical compliance with the Code will not automatically insulate any Covered Person from scrutiny of transactions that show a pattern of compromise or abuse of the individual's fiduciary duty to their Company. Accordingly, all Covered Persons must seek to avoid any actual or potential conflicts between their personal interests and the interests of their respective Company and its stockholders. In sum, all Covered Persons shall place the interests of their respective Company and its investors before their own personal interests.

(Emphasis added.)

98. Under "Objective and General Prohibitions," the Joint Code of Ethics provides:

> Covered Persons may not engage in any investment transaction under circumstances in which the Covered Person benefits from or interferes with the purchase or sale of investments by the relevant Company. In addition, Covered Persons are prohibited from misusing information concerning investments, potential investments or investment intentions of the relevant Company, or their ability to influence such investment intentions, for personal gain or in a manner detrimental to the interests of such Company. This prohibition includes, but is not limited to, a prohibition on using information concerning

> investments, potential investments or investment intentions of the relevant Company for personal gain through transacting (including, without limitation, via activities on virtual marketplaces such as ForgeGlobal.com or similar platforms, or otherwise) in Covered Securities of companies in which the relevant Company has made or is considering making (or divesting of) an investment.

99. In violation of the Code of Conduct, the Individual Defendants conducted little, if any, oversight of the Company's engagement in the Individual Defendants' scheme to issue materially false and misleading statements to the public and to facilitate and disguise the Individual Defendants' violations of law, including breaches of fiduciary duty, gross mismanagement, abuse of control, waste of corporate assets, unjust enrichment, violations of the Exchange Act, and the aiding and abetting thereof. Also in violation of the Code of Conduct and the Joint Code of Ethics, the Individual Defendants failed to maintain the accuracy of Company records and reports, comply with laws and regulations, conduct business in an honest and ethical manner, and properly report violations of the Code of Conduct.

TRIPLEPOINT'S AUDIT COMMITTEE CHARTER

100. The Company also maintains an Audit Committee Charter. According to the Audit Committee Charter, the purpose of the Audit Committee is to, *inter alia*:

> Assist the Board of Directors (the "Board") of TriplePoint Venture Growth BDC Corp. ("**TPVG**") in fulfilling its responsibilities to the stockholders, potential stockholders and investment community relating to the corporate accounting and reporting practices of TPVG and its subsidiaries, the quality and integrity of TPVG's consolidated financial statements, TPVG's compliance with applicable legal and regulatory requirements, the performance, qualifications and independence of TPVG's external auditors, and the performance of TPVG's internal audit function, controls and procedures. The members of the Committee are not employees of TPVG and are not responsible for conducting the audit or performing other accounting procedures.
>
> In discharging its oversight role, the Committee is granted the authority to adopt policies and procedures to ensure that the accounting and reporting practices of TPVG are of the highest quality and integrity, including the authority to investigate any matter brought to its attention, with full access to all books, records, facilities and personnel of TPVG, and the authority to engage independent counsel and other advisers as it determines necessary to carry out its duties.
>
> * * *
>
> To fulfill this obligation, the Committee relies on: management1 for the preparation and accuracy of TPVG's financial statements; both management and TPVG's internal audit department for establishing effective internal controls and procedures to ensure TPVG's compliance with accounting standards, financial reporting procedures and applicable laws and regulations; and TPVG's independent auditors for an unbiased, diligent audit or

review, as applicable, of TPVG's financial statements and the effectiveness of TPVG's internal controls.

101. Under "Financial and Related Reporting," the Audit Committee Charter provides:

- Prior to the filing by TPVG of a Quarterly Report on Form 10-Q (the "**Form 10-Q**"), the Committee shall review with TPVG's management and external auditors, the interim financial information to be included in the Form 10-Q and the matters described in Statement on Auditing Standards No. 61, as it may be modified or supplemented, of the American Institute of Certified Public Accountants, Communication with Audit Committees ("**SAS 61**"). In addition, in connection with the Committee's review of the Form 10-Q, the Committee shall review any matters of significance, including significant adjustments, management judgments and accounting estimates, significant reserves and/or accruals, significant new accounting principles, disagreements between management and the external auditors and their effect, if any, on TPVG's consolidated financial statements and recent or proposed requirements of the SEC, the Financial Accounting Standards Board (the "**FASB**") or other similar governing bodies, and the disclosure set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Form 10-Q.
- The Committee shall, prior to each filing by TPVG of an Annual Report on Form 10-K (the "**Form 10-K**") with the SEC, review with TPVG's management and external auditors, and approve, the audited financial statements to be included in the Form 10-K and in TPVG's annual report to stockholders (the "**Annual Report**") and review and consider the matters described in SAS 61. In connection therewith, the Committee shall review significant adjustments, management judgments and accounting estimates, significant reserves and/or accruals, significant new accounting principles, disagreements between management and the external auditors and their effect, if any, on TPVG's consolidated financial statements and recent or proposed requirements of the SEC, the FASB or other similar governing bodies, and the disclosure set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Form 10-K. Following such review, the Committee shall recommend to the Board whether the audited financial statements should be included in the Annual Report or the Form 10-K. Prior to the filing with the SEC of the Annual Report or the Form 10-K, the Board shall approve such filing.
- The Committee shall meet with TPVG's Chief Executive Officer, Chief Financial Officer and/or any other officer of TPVG responsible for certifying TPVG's Form 10-K or Form 10-Qs filed with the SEC, prior to any such certification, and review with such officers their disclosures relating to all significant deficiencies in the design or operation of internal controls which could adversely affect TPVG's ability to record, process, summarize and report financial data and the identification of any material weakness in internal controls and (b) any fraud, whether or not material, that involves TPVG's management or other employees who have a significant role relating to TPVG's internal controls.
- Each member of the Committee shall, upon request to TPVG's management, have the opportunity to comment on any earnings press release, release of financial

information or earnings guidance by TPVG and/or arrange a conference call with TPVG's management with respect to such release.

- The Committee shall annually issue a written report to the Board, a copy of which shall be included in TPVG's proxy statement related to the annual meeting of stockholders, stating whether the Committee has (a) reviewed and discussed the audited financial statements with TPVG's management, (b) discussed with TPVG's external auditors the matters required to be discussed by SAS 61, (c) received from TPVG's external auditors disclosures regarding such auditors' independence required by Independence Standards Board 1 and discussed with such auditors their independence, (d) recommended to the Board that the audited financial statements of TPVG be included in the Annual Report and the Form 10-K and (e) such other information as may be required, from time to time, by the rules and/or regulations of the NYSE, the SEC, the FASB or other similar governing bodies[.]

* * *

- While the Committee has the powers and responsibilities set forth in this Charter, it is not the duty or responsibility of the Committee to (i) plan or conduct audits, (ii) determine that TPVG's financial statements and disclosures are complete and accurate or are in accordance with GAAP or applicable rules and regulations, or (iii) monitor and control risk assessment and management. These are the responsibilities of TPVG's management, internal auditor and external auditor.

102. Under the heading "Controls and Compliance," the Audit Committee Charter states:

> The Committee shall monitor and review TPVG's compliance with applicable SEC and NYSE rules and regulations relating to, among other things, TPVG's corporate accounting and reporting practices, the quality and integrity of TPVG's consolidated financial statements, the performance, qualifications and independence of TPVG's external auditors and the performance of TPVG's internal audit function.

103. Under the heading "Other Committee Activities," the Audit Committee Charter states:

> The members of the Committee shall oversee, on an ongoing basis, and conduct a prior review of all transactions between TPVG and a related person (as defined in Item 404 of Regulation S-K) required to be disclosed in the TPVG's proxy statement.

104. In violation of the Audit Committee Charter, Defendants Ahye, Bird, Cassani, Fornelli, Park, and Vogel failed to adequately review and discuss the Company's Forms 10-K, Forms 10-Q, and quarterly earnings press releases; failed to adequately exercise their risk management and risk assessment functions; and failed to ensure adequate Board oversight of the Company's internal control over financial reporting, disclosure controls and procedures, and Code of Conduct.

THE INDIVIDUAL DEFENDANTS' MISCONDUCT

Background

105. TriplePoint is a Maryland corporation based in Menlo Park, California that is an externally managed, closed-end, non-diversified investment company that is considered a BDC under the Investment Company Act of 1940.[6] Generally, BDCs invest in small public companies with low trading volumes and private companies that are in financial distress. TriplePoint, however, makes loans to startup companies backed by venture capital firms.[7] Specifically, TriplePoint specializes in investments in venture capital-backed companies at the growth stage. In addition, TriplePoint provides debt financing, such as growth capital loans, secured and customized loans, equipment financing, revolving loans, and direct equity investments for companies in the venture growth space. For these reasons, BDC companies like TriplePoint are often called "venture debt BDCs" or "venture lending BDCs."

106. TriplePoint invests in "venture growth stage companies" by extending loans and equity to them. To this end, the Company classifies these "venture growth stage companies" into five stages of development: (1) seed; (2) early; (3) later; (4) venture growth; and (5) public. Therefore, TriplePoint defines "venture growth stage companies" as startup businesses that are developed but have not yet been brought public, or acquired, or grown up enough to exit the startup business environment.

107. The Company is situated inside TPC, a Delaware limited liability company co-founded by Defendants Labe and Srivastava in 2003. TPC calls itself a "global leader in venture finance" that "serve[s] venture capital-backed companies around the world and at every stage of development" with both "debt and equity financing solutions." Defendants Labe and Srivastava have served as TPC's co-CEOs since 2003.

108. In August 2013, Defendants Labe and Srivastava organized the Adviser, which is registered as an investment adviser under the Investment Advisers Act of 1940. The Adviser is a wholly owned subsidiary of TPC. The Adviser is "responsible for sourcing, reviewing and structuring investment

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[6] The Investment Company Act of 1940 is an act of Congress, signed into law by President Franklin D. Roosevelt, that sought to protect investors by ensuring that investors are aware of the risks associated with buying and owning securities. To accomplish this goal, investment companies are required to provide investors with information about companies' investment objectives, investment policies, and financial condition. https://www.dbrsmorningstar.com/issuers/23722/triplepoint-venture-growth-bdc-corp

[7] Other BDCs in TriplePoint's industry are Horizon Technology, Runway Growth Capital, and Trinity Capital.

opportunities, underwriting and performing due diligence on investments and monitoring the investment portfolio on an ongoing basis." TriplePoint represents that it "make[s] investments that [the Adviser]'s senior investment team believes have a low probability of loss due to their expertise and the revenue profile, product validation, customer commitments, intellectual property, financial condition and enterprise value of the potential opportunity." Additionally, the Adviser determines the "rigorous and established investment selection and underwriting criteria" used to evaluate TriplePoint's Portfolio Companies. Indeed, the "the opinion of [the Adviser]'s senior investment team" can swing a decision as to whether or not a potential Portfolio Company has the "meaningful enterprise value or the potential for meaningful growth in enterprise value relative to the size of [TriplePoint's] investment." To do this, TriplePoint states that the Adviser deploys a "both qualitative and quantitative analysis and assessment" as part of its "rigorous diligence and credit analysis process." TriplePoint has stated that the Adviser's due diligence process on Portfolio Companies "typically includes visits by [an Adviser professional] to a prospective borrower's headquarters and other facilities, interviews with key management and board members and reference checks on senior management," and "may include discussions with key industry research analysts, other industry participants, customers and suppliers, where appropriate." An Adviser professional "also typically reviews the prospective borrower's organizational documents and structure, capital structure, assets, liabilities, employee plans, key customer or supplier contracts, legal and tax matters and other relevant legal documentation" before drafting and submitting "a detailed credit and due diligence memorandum describing and analyzing the proposed transaction, as well as the outcome of the diligence and credit analysis activities," to the Investment Committee (Defendants Labe and Srivastava).

109. To this end, TriplePoint enters into investment advisory agreements with the Adviser whereby TriplePoint pays the Adviser a "base management fee and an incentive fee" for the Adviser's "investment management services." The base management fees for the 2022 Fiscal Year and the 2021 Fiscal Year totaled $15.8 million and $12.5 million, respectively. The income incentive fees for the 2022 and 2021 Fiscal Years were $6.7 million and $10.3 million, respectively.[8] The Adviser's "senior

[8] TriplePoint's incentive fee structure is explained in the Company's 2022 10-K: "The incentive fee, which provides our Adviser with a share of the income that it generates for us, consists of two components—investment income and capital gains—which are largely independent of each other, with the result that

investment team" is led by Defendants Labe and Srivastava. For these reasons, Defendants Labe and Srivastava are not listed as having received compensation from TriplePoint as they receive lucrative compensation in the form of management and incentive fees from the Adviser, paid by TriplePoint.

110. TriplePoint also enters into administration agreements with the Administrator. The Administrator is responsible for providing or arranging for the provision of all administrative services necessary for TriplePoint to operate, including office facilities and equipment, clerical, bookkeeping, and recordkeeping costs, and the cost of maintaining a CCO and CFO and their respective staffs. The Administrator is a wholly owned subsidiary of the Adviser.

111. In 2013, ten years after co-founding TPC, Defendants Labe and Srivastava co-founded the Company to inject public money into the venture capital firm. Defendant Labe has served as TriplePoint's CEO and Chair of the Board and Defendant Srivastava has served as TriplePoint's President and CIO ever since. In March 2014, TriplePoint held an IPO. At that time, TriplePoint's loans consisted of "a select portfolio of investments in venture growth stage companies originated through" TriplePoint's "Sponsor," TPC. These loans consisted "of funded debt and direct equity investments, future funding obligations and warrants associated with both the funded debt investments and future funding obligations."

112. Since then, TriplePoint's investment portfolio has grown considerably; the portfolio features many more Portfolio Companies. As explained above, TriplePoint's investment decisions are driven by the Adviser and TPC—both of which are led by and controlled by Defendants Labe and

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one component may be payable even if the other is not payable. Under the investment income component, we pay our Adviser each quarter 20.0% of the amount by which our pre-incentive fee net investment income for the quarter exceeds a hurdle rate of 2.0% (which is 8.0% annualized) of our net assets at the end of the immediately preceding calendar quarter, subject to a "catch-up" provision pursuant to which our Adviser receives all of such income in excess of the 2.0% level but less than 2.5% and subject to a total return requirement. . . . [A]ny investment income incentive fee that is payable in a calendar quarter is limited to the lesser of (i) 20.0% of the amount by which our pre-incentive fee net investment income for such calendar quarter exceeds the 2.0% hurdle rate, subject to the "catch-up" provision and (ii) (x) 20.0% of the cumulative net increase in net assets resulting from operations since March 5, 2014 minus (y) the cumulative incentive fees accrued and/or paid since March 5, 2014. . . . Under the capital gains component of the incentive fee, we pay our Adviser at the end of each calendar year (or upon termination of the Investment Advisory Agreement) 20.0% of our aggregate cumulative realized capital gains from inception through the end of that year, computed net of our aggregate cumulative realized capital losses and our aggregate cumulative unrealized losses through the end of such year, less the aggregate amount of any previously paid capital gain incentive fees.

Srivastava. Indeed, the Adviser, TPC, the Administrator, and TriplePoint are connected and interdependent upon each other. For instance, TriplePoint's public filings have stated that the Adviser and TPC share the same employees; the Adviser "benefits from the relationships developed by TPC as part of its TriplePoint Lifespan Approach"; and the Adviser "sources investment opportunities with TPC's select group of leading venture capital investors." The Adviser is also charged with "reviewing and structuring investment opportunities for [TriplePoint], underwriting and performing due diligence on [TriplePoint's] investments and monitoring [TriplePoint's] investment portfolio on an ongoing basis." To this end, TriplePoint admits that Defendants Labe and Srivastava "have a material pecuniary interest in [the Adviser] and serve on [the Adviser's] Investment Committee." Defendants Labe and Srivastava are the only members of the Investment Committee.

113. In addition to Defendants Labe and Srivastava's control over the TriplePoint corporate ecosystem, Defendant Mathieu is the Chief Financial Officer for TriplePoint and TPC as well.

114. Venture capital firms traditionally invest in equity; TriplePoint, however, mostly invests in Portfolio Companies by extending loans or acquiring debt instruments. When TriplePoint does hold equity interest in its Portfolio Companies, the equity is generally through "equity kickers" such as warrants or limited direct equity purchases in parallel equity offerings. These equity kickers are normally much smaller than TriplePoint's debt stake in the Portfolio Companies.

115. Accordingly, TriplePoint's value as a company is largely dependent upon the value of the loans the Company extends to its Portfolio Companies. Because of this, the Individual Defendants caused TriplePoint to boast about the strength of the Company's investments in its public filing and positive statements.

Continuing Review and Monitoring of TriplePoint's Portfolio Company Investments

116. For example, TriplePoint's 2022 10-K stated that TriplePoint only invests in a business if the Company believes the investment will have a "low probability of loss" based upon its adviser's expertise "and the revenue profile, product validation, customer commitments, intellectual property, financial condition and enterprise value of the potential opportunity." TriplePoint also purports to "utilize

a disciplined investment process" including subjecting investments to "rigorous and established investment selection and underwriting criteria."

117. TriplePoint represents that the Company incessantly monitors the investments it makes in Portfolio Companies, characterizing this activity as a "active portfolio management process" that considers "the outlook for the borrower's industry segment, progress of product development, overall adherence to the business plan, financial condition, future growth potential and ability to raise additional equity capital" and "maintains dialogue and contact with our borrowers' management teams to discuss, among other topics, business progress, cash flow, financial condition and capital structure matters."

118. This elaborate oversight of the Portfolio Companies includes the assignment of teams from the Adviser to each of TriplePoint's Portfolio Companies. One member of each team is charged with "review[ing] the [Portfolio Company's] various financial statements, compliance reports and other documents received from [the Portfolio Company] on a monthly or quarterly basis, as well as any publicly filed financing statements, such as UCC financing statements and press releases." Each respective team member then enters this information "into [the Adviser]'s proprietary client-management platform for review by the rest of the Portfolio Company Team."

119. The data uncovered by the various teams is then presented to the Adviser's leaders, including to the Investment Committee (Defendants Labe and Srivastava) weekly. Moreover, Portfolio Companies face a "extensive re-evaluation" each quarter. These "re-evaluations" are conducted after a "portfolio update" is compiled, which addresses items such as the "timing/status of the next equity financing round, cash balance and burn rate, financial and operational progress, and covenant adherence." The "re-evaluations" are "typically attended by one or more members of our Adviser's Investment Committee [Defendants Labe and Srivastava], senior investment team and the Portfolio Company Team for the specific borrower being reviewed." Indeed, TriplePoint has explicitly stated in its public filings the deep involvement of the Adviser in assessing the financial health of the Company's Portfolio Companies:

> If the outlook for a borrower, its industry or a borrower's available cash balance or credit rating is materially deteriorating, or there is material downturn in the borrower's standing since our last review, we change the standing of the borrower on our Credit Watch List . . . Originations and Investment and Credit Analysis Professionals contact the borrower and its venture capital investors to discuss and understand any changes. . . . ***[TPA then] assesses***

> ***each borrower on our Credit Watch List and . . . determines the appropriate course of action***, including decisions to enforce our rights and remedies, modify or waive a provision of our investments, declare a default, request early pay-off, or wait for an external event, such as an acquisition or financing, to restructure a secured loan or receive additional consideration in the form of fees or warrant investments. ***In a worst-case scenario, a member of our Portfolio Company Team sells collateral with the help of management, repossesses and auctions assets or negotiates and structures other potential outcomes.***

120. TriplePoint has further represented that the Adviser keeps the Board up to date on the Portfolio Companies condition, stating that the Adviser provides the Board with "the most recent and available information" "which generally includes industry outlook, capitalization, financial statements and projected financial results of each portfolio company."

121. Further, TriplePoint's standard loan agreements used for investments in the Portfolio Companies demonstrate that the Portfolio Companies are required to furnish "monthly and yearly financial statements," "***reports of any materials contingencies***," a "***budget and business plan***" for each fiscal year, and "any ***additional information (including, but not limited to, tax returns, income statements, balance sheets and names of principal creditors) as [TriplePoint] reasonably believe[s] are necessary to evaluate the continuing ability of each of You [the Portfolio Companies] to meet Your financial obligations to Us*** [TriplePoint].

122. Throughout the Relevant Period, the Individual Defendants characterized TriplePoint's investments as "high quality." TriplePoint maintains that the Company's loans' fair values are "determined in good faith by [TriplePoint's] Board, with the assistance of [the Adviser] and independent valuation agents, in accordance with Rule 2a-5 of the 1940 Act and GAAP, and in accordance with our valuation policy approved by the Board." To accomplish this, the 2022 10-K stated that the Board considers "the nature and realizable value of any collateral, the company's ability to make payments and its earnings and discounted cash flow, our assessment of the support of their venture capital investors, the markets in which the company does business, comparisons to similar publicly traded companies and other relevant factors."

TriplePoint's Method of Informing Investors of the Portfolio Companies' Conditions

123. These representations are vital to investors since the far majority of TriplePoint's Portfolio Companies are private—making it practically impossible for an outside investor to gauge the financial

health and overall viability of the Portfolio Companies. In other words, the market relies upon the Individual Defendants to accurately assess the loans TriplePoint makes to its Portfolio Companies.

124. To inform investors, TriplePoint includes in its quarterly filings the fair value of the loans the Company extends to its Portfolio Companies, the credit risk category given to the Portfolio Companies (one a scale of one (Clear) to five (Red)), the quarterly net unrealized gains on investments, and the quarterly net increase in net assets from operations.[9]

125. In contrast to the investing public, the Individual Defendants enjoy unfettered access to the Portfolio Companies' finances and operations due to disclosures mandated by loan agreements signed with TriplePoint. In fact, the Individual Defendants tout their intimate knowledge of the Portfolio Companies: "Our Adviser ***utilizes an extensive internal credit tracking and monitoring approach to regularly follow a borrower's actual financial performance*** and achievement of business-related milestones ***to ensure that the internal risk rating assigned to each borrower is appropriate***."

126. TriplePoint classified its "internal risk ratings" into "credit risk category[ies]":

Category	Category Definition	Action Item
Clear (1)	Performing above expectations and/or strong financial or enterprise profile, value or coverage	Review quarterly
White (2)	Performing at expectations and/or reasonably close to it. Reasonable financial or enterprise profile, value or coverage. Generally, all new loans are initially graded White.	Contact portfolio company periodically; in no event less than quarterly.
Yellow (3)	Performing generally below expectations and/or some proactive concern. Adequate financial or enterprise profile, value or coverage.	Contact portfolio company monthly or more frequently as determined by our Adviser's Investment Committee; contact venture capital investors.
Orange (4)	Needs close attention due to performance materially below expectations, weak financial and/or enterprise profile, concern regarding additional capital or exit equivalent.	Contact portfolio company weekly or more frequently as determined by our Adviser's Investment Committee; contact venture capital investors regularly; our Adviser

[9] TriplePoint does not disclose the credit risk category given to specific, individual companies inside the Portfolio Companies, but rather only provides to investors the credit risk category for a group of companies inside the Portfolio Companies.

		forms a workout group to minimize risk of loss.
Red (5)	Serious concern/trouble due to pending or actual default or equivalent. May experience partial and/or full loss.	Maximize value from assets.

127. The Adviser monitors each Portfolio Company's category quarterly, and TriplePoint reports the fair value of its loans and equity investments. TriplePoint represents that it "value[s] substantially all of [its] investments at fair value as determined in good faith by [TriplePoint's] Board pursuant to a consistent valuation policy in accordance with the provisions" of relevant Generally Accepted Accounting Principles ("GAAP"). For TriplePoint's loans, the Board makes the determination "with the assistance of [the Adviser] and [at times] and independent valuation agents."

The Faltering Portfolio Companies

128. The Relevant Period began in May 2022 when several of TriplePoint's Portfolio Companies started to falter. Despite monitoring the Portfolio Companies' performances and financial health on weekly, if not daily bases, the Individual Defendants neglected to inform investors of the perilous position the Company's Portfolio Companies faced and avoided downgraded the credit risk of the Portfolio Companies. Instead, the Individual Defendants chose to continue to misrepresent that TriplePoint's loans were of "high quality." However, these statements were false and misleading, as the Company had, *inter alia*, overstated the viability of its investment strategy. The Individual Defendants should have downgraded and written down the following Portfolio Companies.

Medly Health, Inc.

129. Medley Health, Inc. ("Medly") was a pharmacy startup founded in 2017. On July 14, 2020, the last round of venture capital equity funding closed, with a Series B round raising $100 million. On November 20, 2020, TriplePoint, TPPVC, and TriplePoint Capital executed a growth capital loan agreement with Medly. TriplePoint provided two $5 million loans with an interest rate of + 8.75%. The agreement had an End of Term ("EOT") payment due on December 31, 2023. Despite TriplePoint repeatedly representing to investors that most of its growth capital loans were "senior secured," TriplePoint's two initial loans of $5 million each were explicitly subject to a subordination agreement

which subordinated TriplePoint's $10 million loan to a preexisting $20 million loan extended to Medly by Silicon Valley Bank ("SVB").

130. Importantly, when TriplePoint extended these loans to Medly, Medly was in poor financial condition by operating at a significant monthly loss. When Medly declared bankruptcy in December 2022, Medly's CEO stated that "[t]he expenses associated with [Medly's] digital pharmacy, especially those required for the IP systems build out and labor costs, grossly exceeded revenues generated by the business." Indeed, by August 2021, Medly's digital pharmacy had been "los[ing] an average of $12-14 million ***each month*** for over a year." In other words, Medly was hemorrhaging money from ***at least*** August 2020—a full three months before TriplePoint extended the pair of $5 million loans. Making matters worse, Medly chose to acquire Pharmaca in January 2022, a pharmacy chain focused on peddling vitamins and supplements to promote overall well-being. According to the Securities Class Action, a former Medly employee who worked as a Vice President in engineering who reported to the Chief Technology Officer, Prasad Pola, stated that Pola told him the debt portion of the $100 million of Series B funding was intended to be used for delivering on operations. The former employee stated that Medly faced "big overhead costs with buying drugs first before getting reimbursed," and was a "low margin" operation that demanded high volume and have deep accounts to pay vendors and suppliers. Despite this, CTO Pola had told him that Medly "used that debt [from the Series B funding] to acquire Pharmaca and expand the footprint" of Medly, even though the debt was not intended for acquisitions. This led to Medly being "very thin on extra money" from a "poorly thought-out acquisition." Although investors would not be privy to these details, the Individual Defendants would have had a front row seat to this mismanagement since the loan agreements Medly signed with TriplePoint required the transmission of internal business plans and financial information from Medly to the Company.

131. However, despite this knowledge, the Individual Defendants kept reporting the $10 million in loans at the same values from 2021 and into the latter half of 2022. On March 25, 2022, TriplePoint loaned Medly ***another $20 million***, but this time ***with an even lower interest rate*** of prime + 6.50%. Mere months later, in August 2022, a deal to furnish $130 million in additional funding to keep Medly afloat fell through, leaving Medly $130 million short. Medly's December 2022 bankruptcy filing also revealed

that in August 2022 Medly's "senior management became aware of certain operational and accounting irregularities conducted by [Medly's] original founders and certain other related individuals," which management then reported to Medly's board, which then "terminated the members of the [Medly] founders group who were involved in the improper activities" and sacked the former CEO. Soon after, TriplePoint, along with other Medly investors, assembled another $20 million in financing (of the $20 million, TriplePoint provided $4.286 million on August 29, 2022, at an interest rate of prime + 6.50%). This financing round was intended to fund a restructuring plan for Medly. When Medly's CEO later testified during Medly's bankruptcy proceedings, he stated that "[f]or three and a half weeks, [Medly had been] unable to purchase drugs with which to fill prescriptions. Sales plummeted by eighty percent (80%)." As Medly was "unable to disburse necessary medications, many customers simply took their prescriptions elsewhere so they could be timely filled." Consequently, Medly fired half of its employees between August and November 2022. On September 14, 2022, a class action lawsuit was filed against Medly under the federal and New York State WARN Acts (29 U.S.C. §2101 and N.Y. Labor Code §§921 et seq.) in light of Medly not providing the required advance notice for the mass layoffs that had taken place between August 4 and 31, 2022.

132. Yet, despite the Individual Defendants' knowledge of Medly's business falling apart, TriplePoint's filings for the first three quarters of 2022 continued to effectively state the original $30 million in loans to Medly at close to their full-face value, while valuing its new $4.286 million August loan in its third quarter of 2022 filings at $4.030 million.

133. On December 9, 2022, Medly filed for bankruptcy. Three days later, on December 12, 2022, TriplePoint acknowledged Medly's bankruptcy, and with it, TriplePoint's decision to downgrade its Medly loans from credit risk category 3 (Yellow) to 5 (Red). In March 2023, TriplePoint listed all $34 million of its loans to Medly as realized losses.

The Pill Club

134. The Pill Club was a telehealth company focused on prescribing and shipping contraceptive medications. During its operations, the Pill Club owned two nationally licensed brick-and-mortar pharmacies that filled prescriptions and billed insurance for patients. TriplePoint extended funding to The

Pill Club in 2021, approximately two years after The Pill Club was named in a *qui tam* lawsuit alleging that at least since May 2016, The Pill Club sought to defraud California's Medicaid program ("Medi-Cal") and other private health care insurance providers in at least thirty-seven other states of millions of dollars:

> Relators allege, among other things, that since at least May 2016, Defendants have engaged in a scheme to defraud millions of dollars from the California Medicaid program, Medi-Cal, and private health care insurance providers in at least 38 states, including California. . ..
>
> To enrich themselves at the expense of Medi-Cal and private health care insurers, Relators allege Defendants knowingly instructed nurse practitioners to diagnose and write an unmanageable number of prescriptions and refills for patients where those nurse practitioners: (1) had no supervising doctor; (2) had no supervising doctor licensed in California; (3) had no way to contact a supervising doctor, if one existed; (4) had no proper standardized procedures or protocols; (5) spent far less time than required assessing, diagnosing and prescribing, and/or (6) if a supervising doctor did exist, the nurse practitioners outnumbered the doctors so that the doctors would have had to supervise more than four nurse practitioners at any given time.

135. After the *qui tam* lawsuit was filed, California's Department of Medi-Cal Fraud and Elder Abuse ("DMFEA") and the California Department of Insurance ("CDI") launched wider civil investigations into the The Pill Club, including for violations of the Stark Act and other laws prohibiting self-referrals; failures to satisfy telemedicine requirements; fraudulent billing practices, including upcoding; furnishing "worthless services of no medical value"; using unlicensed out-of-state personnel to treat California patients; poor supervision of nursing staff; and charging patients for products without patient knowledge. By February 2021, The Pill Club was aware of these widening investigations even though the *qui tam* action was not unsealed at that time. By April 2021, The Pill Club was aware of the criminal investigations.

136. Nevertheless, in the fourth quarter of 2021, TriplePoint penned a loan agreement with the Pill Club for up to $20 million. However, the Pill Club did not draw the funding until August 5, 2022, when TriplePoint funded a $20 million loan at prime + 6.75% (5.25% EOT payment and maturing on August 31, 2024).

137. In October 2022, the Pill Club settled with the DMFEA. A few months later, in January 2023, the *qui tam* action was unsealed. At that time, the DMFEA's, CDI's, and *qui tam* plaintiffs' claims

against The Pill Club were settled with the DMFEA for $15 million and with the CDI for $3.275 million. The DMFEA settlement was publicly announced by the California Attorney General on February 7, 2023. The Pill Club additionally paid $13 million in legal fees relating to the *qui tam* action and subsequent governmental investigations. On April 20, 2023, the Pill Club filed for bankruptcy; according to the bankruptcy filings, "several key partners terminated their contracts" with the Pill Club after the settlements were publicized, cutting the Pill Club's revenues by an estimated sixty percent. The bankruptcy filing also revealed that in March 2023, a "key partner" of The Pill Club served a dispute notice on The Pill Club that alleged that its misconduct constituted a breach of contract that would result in more than $50 million in damages and that The Pill Club received a Civil Investigative Demand from Michigan's Attorney General relating to its investigation of issues similar to those raised by California.

Hi.Q, Inc.

138. Hi.Q Inc., the parent of Health IQ. In December 2018, TriplePoint made a $13.25 million loan to Health IQ at an 11% interest rate. The loan was scheduled to mature on June 30, 2023. When TriplePoint made the loan in 2018, HealthIQ focused on "health-conscious individuals" in the life insurance business. However, by 2019, Hi.Q switched to offering Medicare Advantage plans as a Medicare broker, using customers' health records to customize healthcare plans. Despite calling itself a "AI platform," Hi.Q had to cold call prospective customers. These kinds of businesses are significantly hampered by the Telephone Consumer Protection Act (the "TCPA") and the national Do Not Call ("DNC") registry.

139. In November 2020, a class action captioned *Pettis v. Health IQ Insurance Services, Inc.*, case No. 5:20-cv-08190, alleging violations of the TCPA was filed against Hi.Q in federal court in California. Among other things, this class action alleged that Hi.Q had called individuals using pre-recorded telemarketing calls and called consumers who were registered on the DNC registry. Another TCPA class action was filed against Hi.Q in December 2020 captioned *Johnson v. Health IQ Insurance Services, Inc.*, case No. 1:20-cv-07522 in the Northern District of Illinois, alleging that Hi.Q made unsolicited calls to consumers, including after recipients had asked Hi.Q to cease contacting them. Nevertheless, just days after the Illinois class action was initiated, TriplePoint issued another loan to Hi.Q,

in the amount of $6.868 million at an interest rate of prime + 7.50%, with a 1.00% EOT payment, maturing on August 31, 2025. In June 2021, two more class actions alleging violations of TCPA were filed.[10] A few months later, another class action alleging the same was filed in Pennsylvania.[11] In February 2022, another class action was filed in California and in March 2022, a class action was filed in Nevada.[12] In May 2022, the eighth TCPA class action was filed against Hi.Q, this time in Florida.[13] On top of this plethora of legal troubles, Hi.Q was in such financial straits that by late 2021 the company hired Drive Train LLC ("Drive Train"), a restructuring company, to reorganize the company for $6.5 million. Significantly, Drive Train's agreement contained a fire priority lien in the event Hi.Q. did not pay.

140. Despite this bleak reality, TriplePoint kept reporting the approximately $20 million in loans it had extended to Hi.Q in 2021 at their full face value. Additionally, TriplePoint extended another $5 million loan to Hi.Q on May 6, 2022 at an interest rate of prime + 8.00%, with a 5.00% EOT payment, maturing May 31, 2025. By November 2022, Hi.Q's CEO had stated during a meeting that "that Hi.Q should increase the services it obtained since Hi.Q would 'not be here' by the time invoices were due, or at a minimum, would not be paying of its vendors." On December 7, 2022, Hi.Q's motion for summary judgement in the Tyner class action was denied; Hi.Q began laying off its employees in droves the next day, with some people suggesting Hi.Q went from having over one thousand employees to less than thirty. The mass unexpected layoffs triggered former employees to file lawsuits under the WARN Act against the company on December 19 and 20, 2022, citing Hi.Q's failure to provide adequate notice of their firings.[14]

141. Even further, on December 9, 2022, Hi.Q's CFO and CEO, who was a co-founder of the company, held a call with a vendor of Hi.Q, Quote Velocity LLC. During the call, a senior Hi.Q employee stated that "his hands were tied" and that "that Health IQ was not hitting its financial targets and the

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[10] *Tyner v. Hi.Q*, case No. 5:21-cv-00608 (W.D. Okla.) and *Hoy v. Hi.Q*, case No. 3:21-cv-04875 (N.D. Cal.).
[11] *Dobbs v. Health IQ Ins. Services, Inc.*, case No. 5:21-cv-05276 (E.D. Pa.)
[12] *Norris v. Health IQ Ins. Services, Inc.*, case No. 3:22-cv-01236 (N.D. Cal.) and *Marsh v. Health Ins. Services, Inc.*, case No. 2:22-cv-00431 (D. Nev.).
[13] *Taylor v. Hi.Q, Inc.*, case No. 8:22-cv-01155 (M.D. Fla.)
[14] *Evans v. Hi.Q, Inc.*, case No. 3:22-cv-01400 (M.D. Fla.) and *Quiles v. Hi.Q, Inc.*, case No. 5:22- cv-00669 (M.D. Fla.)

economics of the Medicare business were very challenging." Later in December, the same employee emailed Hi.Q's investors to provide an update on the company. The employee wrote, "***I am very sorry that I lost your money***."

142. Within days, on December 16, 2022, Quote Velocity LLC sued Hi.Q for not paying almost $7 million in invoices.[15] Many other vendors would subsequently sue Hi.Q for unpaid obligations in December 2022 and into February 2023.[16] The Individual Defendants, especially Defendants Labe and Srivastava, were aware of the precarious situation facing Hi.Q well before the company's mass layoffs and tidal wave of lawsuits ensued. For instance, TriplePoint's Form 10-K, filed on March 1, 2023 made no mention of Hi.Q's struggles, despite Silicon Valley Bank's declaration, executed by TPC's CEO, Kevin Thorne on February 7, 2023 in the *Quote Velocity* lawsuit trying to quash the writ of attachment linking SVB to the lawsuit. Between March and April 2023, seven more lawsuits were filed by vendors who were not paid by Hi.Q. Between May and July 2023, four more lawsuits were filed by unpaid vendors.

143. On August 30, 2023, Hi.Q filed for bankruptcy. In its filings, Hi.Q estimated that it had ***assets between $1 and $10 million and liabilities between $100 and $500 million.*** Further, for the 2021 fiscal year, Hi.Q's gross revenue was just $7,490,240.19. In 2022 Hi.Q's gross revenue was just $8,642,621.88. In the bankruptcy filing, Hi.Q reported gross revenue for 2023 through August of $4,745,950.24, and it reported assets on hand as $1,345,376.96. The bankruptcy filings also stated that TriplePoint was not a "senior secured" lender. Instead, TriplePoint may have had a second priority lien behind a $250,000 bank letter of credit and a first-priority lien of $6.5 million on a loan incurred in December 2021, secured by "[a]ll assets of the entity," and held by DASIR, LLC (Drive Train). The bankruptcy filings also state that SVB took some of Hi.Q's intellectual property (valued at $4.5 million)

---

[15] *Quote Velocity, LLC v. Hi.Q, Inc*., Case No. 22CV408665 (Cal. Super., Santa Clara Cty.)

[16] *Call Criteria LLC v. Health IQ Insurance Services, Inc*., case No. 22VECV02459 (Los Angeles County); *WeCall Media, Inc. v. Hi.Q, Inc*., case No. 22CV409028 (Santa Clara County Superior Court); *Transparent BPO LLC v. Hi.Q, Inc*., case No. N22C-12-229 (Delaware Superior Court); *Assure Media LLC v. Hi.Q, Inc*., case No. 2023CA000238 (Florida State Court); *GlobalCom BPO Services, LLC v. Hi.Q, Inc*., case No. ATL-L-000065- 23 (New Jersey State Court); *CCI Enterprises DMCC v. Hi.Q, Inc*., Case No. 1:23-cv-00090 (D. Del.); *Innovative Employee Solutions Inc. v. Health IQ Inc*., case No. 37-2023-00004945 (San Diego Superior Court); *TalentCrowd LLC v. Health IQ Insurance Services, Inc*., Case No. 23CV411126 (Santa Clara County Superior Court).

that was pledged to secure its loans ahead of TriplePoint. TriplePoint would not write off its loans for Hi.Q until November 1, 2023.

VanMoof

144. VanMoof, founded in 2005 in Amsterdam, is an international bicycle manufacturer VanMoof began by making regular bikes before later moving exclusively to e-bikes. VanMoof has a presence in more than twenty international cities, including New York, Berlin, Taipei, Paris and London. In February 2021, TriplePoint first invested in VanMoof B.V., the parent company of VanMoof with a $8.654 million loan at a fixed 9.00% interest rate, 3.50% EOT payment, maturing January 31, 2025. TriplePoint reported that the fair value of the loan was $8.155 million as of the first quarter of 2021. In May 2021, TriplePoint invested again, this time with a $4.37 million loan at a 9.00% interest rate, 3.50% EOT payment, maturing May 31, 2025. TriplePoint reported the fair value of the combined $13.024 million loans as $12.426 million in the second quarter of 2021. In January 2022, TriplePoint issued a third loan for $2.011 million on the same terms.

145. Although Van Moof bikes are known for quality, the company only uses its own parts for repairs, requiring customers to have their bikes serviced only at VanMoof shops. For this reason, and others, VanMoof has struggled financially and has never turned a profit. VanMoof's financial statements for 2021 show that the company had net losses of €46.9 million in 2020 and €77.8 million in 2021, with net losses forecasted for 2022 at about the same level as recorded in 2021. From these dismal figures, the Individual Defendants would have been aware that VanMoof relied on loans and equity infusions to stay alive. Indeed, on February 1, 2021, TriplePoint affiliates provided a €35 million aggregate loan commitment to VanMoof. However, although VanMoof raised enough money in 2021 (€104.2 million) to cover its loss of €77.8 million, VanMoof would not be able to complete the same trick for 2022. That year, VanMoof only received €42.4 million in financing (or €30 million less than its 2022 operating losses). In January 2021, VanMoof published the 2021 VanMoof Annual Report. In the report, VanMoof's co-founders admitted the following:

> Because of the losses in the past and the forecasted negative cash flows, the uncertainty in obtaining external funding and the uncertainty in reaching the forecasted revenues and cost

> of sales, there remains an uncertainty that may cast ***doubt upon the Company's ability to continue as a going concern through Q1 2023*** and therefore whether the Company will realize its assets and settle its liabilities in the ordinary course of business at the amounts recorded in the financial statements.

146. In 2022, VanMoof's financial state was in perilous condition, so much so that the company was asking vendors to delay payments. Despite this, TriplePoint provided another loan, this time for €10.5 million, to keep the company alive. When VanMoof later declared bankruptcy, the company's bankruptcy trustee stated that this last-ditch loan only "allowed [the company] to address its cash flow problems for a short period of time," and it was "clear [at that time] that additional financing would be needed to bridge the gap between [the company's] liabilities and revenue."

147. On January 22, 2023, the Dutch publication *Het Financieele Dagblad* ("HFD") published an article discussing VanMoof's financial problems, including that VanMoof's accountant refused to sign the Van Moof's preliminary 2022 financial statements because of "material uncertainty" about VanMoof's ability to secure the additional financing needed for the company to survive, and that VanMoof had asked its vendors to agree to deferred payment of their invoices until it received more financing.

148. However, despite VanMoof's imminent collapse, TriplePoint issued four more "growth capital loans" in the aggregate amount of $4 million to VanMoof in the first quarter of 2023. Accordingly, during the Relevant Period, the Individual Defendants knew or recklessly disregarded that: (1) VanMoof lost, and continued to lose, massive amounts of money; (2) VanMoof would not have funds to operate; (3) TriplePoint's emergency funding loan in 2022 was the reason VanMoof staved off bankruptcy for a time; (3) the emergency funding loan was not a long-term fix, but just kept VanMoof afloat for a period of time; and (4) VanMoof needed "new investments and thus a structural solution," as its bankruptcy trustee would later confirm. Accordingly, the Individual Defendants concealed the true perilous nature of VanMoof's condition from TriplePoint's shareholders and the public during the Relevant Period. Indeed, the truth would not emerge regarding VanMoof until The Bear Cave published its newsletter on May 2, 2023.

RenoRun

149. RenoRun, similar to VanMoof, eventually found itself subject to liquidation proceedings. However, in contrast to the VanMoof situation, TriplePoint recouped the principal loan amount TriplePoint provided to RenoRun. TriplePoint did, however, still lose the future interest payments, potential EOT payments and possibly valuable equity kickers. Accordingly, RenoRun is another instance of TriplePoint investing in weak and unstable ventures.

150. Founded in Canada, RenoRun sought to establish an e-commerce marketplace for the instant delivery of materials, such as lumber and drywall, to residential construction sites. On December 30, 2021, TriplePoint issued a growth capital loan of $2.25 million (at prime + 10.50%, 8.25% EOT payment, maturing December 31, 2025) to RenoRun. At the same time, RenoRun issued a $625,000 convertible note to TriplePoint (Prime + 4.00% interest rate, 7.25% floor, maturing December 30, 2025). BetaKit, a Canadian news outlet focused on startups and technology, reported that after RenoRun received the loan from TriplePoint, RenoRun continued to expand its operations across North America until "roadblocks" emerged during the second quarter of 2022. At that time, according to BetaKit, RenoRun was "a quarter and a half behind its planned unit economic improvements despite pulling in higher-than-expected revenue." Unit economics are the revenues and costs associated with each unit of a business, such as a customer, product, or service. In lieu of this reality, RenoRun removed 70 of its 600 employees in August 2022. At the same time, RenoRun had difficulties paying its vendors.[17] RenoRun later conducted another mass layoff in October 2022, sacking 43% of its remaining workforce, or 210 employees. In connection with the layoffs, RenoRun's CEO noted that "the business climate we are operating in has fundamentally changed," and that "while our last reduction in force was necessary, it was not sufficient in reducing the cost structure to the extent needed."

151. BetaKit later reported that RenoRun's board sought extra bridge financing but eventually tabled the plan after Tiger Global, one of RenoRun's primary investors, pushed back. The board later tried three more times to compile extra financing. These efforts led to two of RenoRun's board members, who worked for Inovia Capital and Sozo Ventures, two of RenoRun's investors, to resign from the board in

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[17] *See OneMarket, LLC v. RenoRun US, Inc.*, Case No. 2023L000034 (Ill. Cir. Ct., Cook Cnty. Jan. 3, 2023) (alleging RenoRun did not pay $122,473 for work done in 2022.)

January 2023. According to BetaKit, when "RenoRun's s investors were not going to step up," RenoRun "made its biggest round of layoffs to date." In February 2023, RenoRun cleared house, leaving the company with just 144 employees. BetaKit reported:

> Former employees that spoke with BetaKit expressed concerns that RenoRun would file for insolvency. They noted that in a town hall announcing the latest round of cuts, the impression was that RenoRun might need to file for insolvency and there was talk of bringing in an outside accounting firm to handle the company's financials.

152. On March 27, 2023, RenoRun filed a notice of intention to restructure under Canada's Bankruptcy and Insolvency Act. Bankruptcy filings later showed that RenoRun owed about $55 million to its creditors. A little over a month later, on May 1, 2023, RenoRun shuttered operations. However, TriplePoint investors would not know the truth that TriplePoint would not see any money from the loan TriplePoint extended to RenoRun until *The Bear Cave Report* was published on May 2, 2023.

153. The RenoRun situation serves as yet another example of how the Individual Defendants did not timely downgrade the credit risk categorization of RenoRun during the Relevant Period, did not invest in "high quality" companies, and failed to timely downgrade portfolio loans until drastic occurrences, such as filing for bankruptcy, occurred.

Capsule

154. Capsule, based in New York, is an online pharmacy that strives to deliver prescriptions. On December 30, 2020, TriplePoint made a growth capital loan of $15 million (Prime+7.75%, 13.00% EOT payment, maturing December 31, 2024). Although Capsule still operates, since the summer of 2022, Capsule's long-term viability have been questioned, yet the Individual Defendants have not addressed any of these issues in TriplePoint's public statements.

155. In Spring 2022, Capsule was involved in a major data breach resulting from a cyberattack. On May 27, 2022, Capsule notified as many as 27,486 customers whose private information had been compromised. By June 2022, Capsule faced a class action lawsuit alleging negligence and breach of contract, among other claims, related to the data breach.[18]

[18] *See Hamm v. Capsule Corp.*, case No. 1:22-cv-05435 (S.D.N.Y.). Another data breach class action was filed on August 25, 2022 captioned *J.L. v. Capsule Corp.*, case No. 1:22-cv-07276 (S.D.N.Y.).

156. Additionally, on April 19, 2023, *The Information*, a tech industry publication, reported that in August 2022, "Capsule customers in the city began experiencing dayslong delays in the delivery of medicines that in some cases were critical to their health." These problems were the product of Capsule's decision to cut costs by moving from a staffed facility to an automated facility to fill its New York customers' prescriptions:

> [C]omplaints began pouring into online review sites about the pharmacy's service in New York as delays on customer orders mounted. "We're imploding and creating a mess with multiple failures on the same orders," a Capsule executive wrote in late September in an internal Slack channel devoted to the situation. While the automation project eventually helped reduce Capsule's costs for delivering orders in New York, as of early this year [2023] those results were far short of its goals, according to former employees and internal documents viewed by The Information.

157. Compounding Capsule's problems was the fact that the company, during the third quarter of 2022, was "facing a cash crunch" as "the fundraising environment for money-losing startups had soured," and Capsule's on-demand delivery competitors like CVS, Walgreens, and Amazon had "intensified their efforts to become bigger players in the home delivery of medications." In result, Capsule "laid off 15% of staff, reduced operations in some cities, and shut down its service in at least two markets, Las Vegas and Pittsburgh, according to five current and former employees." *The Information* further reported that "[t]he cuts were motivated by investors, who took issue with Capsule's high monthly cash burn—between $10 million and $25 million a month throughout 2022" and "the company was seeking new funding late last year, according to three people familiar with the matter."

158. Despite these glaring problems, the Individual Defendants did not cause TriplePoint to lower the valuation of the $15 million loan the Company had issued to Capsule, nor downgrade the loan category.

Good Eggs

159. Good Eggs delivers groceries, including fresh produce, to consumers. On August 12, 2021, TriplePoint made its first loan to Good Eggs for $6 million (Prime + 6.00% interest rate, 7.75% EOT payment, maturing August 31, 2025). On May 26, 2022, TriplePoint made a second loan of $7 million (Prime + 5.25% interest rate, 6.00% EOT payment, maturing May 31, 2025) to Good Eggs. As part of the

previous loan agreement, from 2021, TriplePoint also acquired 1,072,903 shares of Good Eggs' preferred stock for $401,000. In 2022, per *The Information*, Good Eggs sought out an investment bank to sell the company to a third party. However, "no deal emerged other than an offer by a special purpose acquisition company to take it public," at which point Good Eggs was "out of other options." This may have been because of Good Eggs' dismal revenue figures, which fell 18% in 2022, down to $86 million in 2022 from $106 million in 2021. In result, Good Eggs desperately needed funding. To this end, Good Eggs raised $7 million in equity in early 2023 based on a pre-investment valuation of $15 million (representing a 94% devaluation of the business from late 2020, when Good Eggs had raised $60 million in equity based on a pre-investment valuation of $270 million). The new financing came with strings attached; the new investors would receive two times the amount of their investment before previous investors would see the remainder, if one even existed, in the event of a liquidation.

160. Despite Good Eggs' dangerous financial position, TriplePoint continued to value its preferred stock of the company at $515,000 at the end of the third quarter of 2022. TriplePoint only reduced this value in the 2022 10-K, filed on March 1, 2023. At that time, TriplePoint finally acknowledged that its preferred stock was only worth $32,000. *The Information* wrote that Good Eggs had "$28 million in debt, including from Silicon Valley Bank and TriplePoint Capital," but that in early 2023 Good Eggs reached an agreement with lenders that "allow[ed] it to not make principal payments for the next 18 months and [which] lower[ed] its interest payments more than 40%." That agreement was later acknowledged in TriplePoint's Form 10-Q for the first quarter of 2023, which showed that interest rates for its two loans to Good Eggs (which had previously been prime + 6.00% and prime + 5.25%) had both been reset to Prime + ***only 0.50%***.

161. All things considered, during the Relevant Period, Good Eggs faced a perilous financial position, with the company's equity valuation dropping to approximately $15 million as early as January 2023 while holding total debt of $28 million. Nevertheless, TriplePoint valued its $13 million in loans to Good Eggs at their face value of the outstanding principal throughout the Relevant Period. Accordingly, the Good Eggs loans provide yet another example of how the Individual Defendants had repeatedly misled the investors and public as to the "high quality" of TriplePoint's loan portfolio.

Underground Enterprises

162. Underground Enterprises, Inc. d/b/a Underground Cellar, provided membership to an online wine marketplace for purchasing wine. One of the draws of being a Underground Cellar customer was the prospect of being randomly rewarded with free upgrades to rare wine bottles from prestigious wineries. A separate company, Phoeno Wine Company, Inc. (together with Underground Enterprises, "Underground"), facilitated the purchase and storage of wine by Underground's customers. Underground would store consumers' wine until consumers were ready to use their stored bottles, at which point Underground shipped the wine to consumers free of charge.

163. On May 18, 2022, TriplePoint made its first growth capital loan of $2.25 million (Prime + 3.00%, 1.00% EOT payment, maturing November 30, 2024) to Underground Enterprises. On June 9, 2022, TriplePoint issue a second loan, this time for $1.5 million (Prime + 3.75%, 50% EOT payment, maturing March 31, 2025). On August 5, 2022, TriplePoint issued a third loan for $2.25 million (Prime + 3.75%, 5.50% EOT payment, maturing May 31, 2025). In total, TriplePoint issued $6 million in loans to Underground.

164. In April 2023, Underground Enterprises defaulted on its loan obligations to TriplePoint. Bankruptcy filings from Underground Enterprises and Phoeno Wine stated that in 2021, Underground's (including Phoeno's) gross revenue was $19.4 million, and $25.5 million in 2022. However, on May 1, 2023, when the companies filed for bankruptcy, their gross revenue for 2023 had fallen to just $3.2 million Despite the massive drop in revenue, TriplePoint listed the fair value of its $6 million in loans as late as March 1, 2023. On April 24, 2023, Underground announced it would cease operating. On April 28, 2023, a class action lawsuit was filed against Underground alleging that the company was not delivering wine that its customers had already paid for.[19] Just days later, on May 3, 2023, Underground Enterprises and Phoeno Wine filed for bankruptcy. Yet, the Individual Defendants did not cause TriplePoint to write down the fair value of the loans it had issued to Underground. Accordingly, the Underground loans provide yet another example of how the Individual Defendants had repeatedly misled the investors and public as to the "high quality" of TriplePoint's loan portfolio.

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[19] *Jensen v. Underground Enterprises, Inc.*, case no. 1:23-cv-00476 (D. Del.)

Demain ES

165. Demain ES d/b/a Luko ("Luko"), based in France, purports to provide home insurance in Europe. On December 28, 2021, TriplePoint initially invested in Luko with two growth capital loans in the aggregate amount of $10.204 million (both Prime + 6.75% interest rate, 6.00% EOT payment, maturing December 28, 2024).

166. Soon after securing the loans, Luko acquired companies including Coya, a German insurtech startup, in January 2022, and Unkle, a French company, in an all-stock deal that closed around March 2022. In April 2022, Luko received another loan, this time from a non-TriplePoint lender (BNP Paribas) for approximately €1 million. On August 4, 2022, TriplePoint issued a third loan to Luko for $7.178 million (Prime + 7.75%, 6.00% EOT payment, maturing July 31, 2025). In the third quarter of 2022, TriplePoint reported the fair value of its combined $17.382 million in loans to Luko as $15.315 million.

167. But by the end 2022, Luko's business was struggling mightily. In particular, Luko attempted to hold a new "Series C" round of funding from investors by the end of 2022 for approximately €100 million. This endeavor was not successful, triggering a clause in Luko's agreement to purchase Unkle that required Luko to pay Unkle's shareholders €12 million in April 2023. Luko, however, could not make the payment. Despite this, as of December 31, 2022, TriplePoint still reported the Luko loans at effectively the full amount of their outstanding principal value, with a reported fair value of $16.762 million. Accordingly, the Luko loans provide yet another example of how the Individual Defendants had repeatedly misled the investors and public as to the "high quality" of TriplePoint's loan portfolio.

Untitled Labs

168. Untitled Labs, d/b/a Made Renovation, was a bathroom remodeling company that paired customers with in-house project managers who purportedly aided customers with obtaining permits, assigning contractors, ordering materials, and assisting throughout the renovation process. On June 23, 2022, TriplePoint made its first growth capital loan for $4.167 million (11.50% interest, 5.00% EOT payment, maturing June 30, 2026) to Untitled Labs. On October 20, 2022, TriplePoint made a second loan for $5.833 million (13.00% interest, 5.00% EOT payment, maturing October 31, 2026). 156. However,

on August 8, 2023, TechCrunch, reported in an article titled Made Renovation promises 'tech-enabled' remodels; customers describe 'absolute nightmare,'" that Untitled Labs' business was a mess; the company could not timely provide contractors and complete renovation work. On October 18, 2023, TechCrunch published another article on Untitled Labs, titled "Made Renovation, which intrigued, then infuriated, its customers, is shutting down." The second article contained a copy of a letter from Untitled Labs' CEO to the shareholders:

> To All MADE Shareholders:
>
> This correspondence is to inform you that, effective October 10th, 2023, MADE Renovations ["MADE", the 'Company"] announced that it had received a formal Letter of Intent from a potential acquiror who seeks to purchase certain assets of the Company as quickly as possible. Following this sale, the company intends to close the business, release all employees, and settle all affairs of the Company to the extent that resources and circumstances will allow.
>
> Effective on the same date, the MADE Board of Directors engaged the services of Diablo Management Group ["DMG"], a nationally recognized turnaround and consulting firm, for the purpose of managing the company's sale of assets and business closure.
>
> I, Richard G. Couch, Chairman and CEO of DMG, have been appointed as CEO and the sole Director of MADE. With this action, all Officers of the Company have been released and all members of the Board have resigned, except Mr. Couch.
>
> Although we are in active negotiations and planning with a potential purchaser, we cannot predict a successful outcome nor make any estimate of value at this time. Should this transaction not be completed, we will proceed with business cessation.
>
> We are in the process of determining the total assets and liabilities of the Company. While this process is underway, cash resources have sufficiently diminished such that we have suspended payments on any past due obligations of the Company. We will provide updates on our progress as soon as possible.

169. During the Relevant Period, TriplePoint listed the fair value of its $10 million of Untitled Labs loans at effectively the full value of their outstanding principal balance, yet quickly cut the fair value of the loans to $4.633 million in the second quarter of 2023. Accordingly, the Untitled Labs loans provide yet another example of how the Individual Defendants had repeatedly misled the investors and public as to the "high quality" of TriplePoint's loan portfolio.

Mind Candy Ltd.

170. Founded in 2008, Mind Candy Ltd. is a British company that provided an online multiplayer role-playing game called "Moshi Monsters" targeted for children between the ages of six and twelve. Moshi Monsters was popular for a few years, reaching a zenith in 2012 before starting to decline in 2013.

171. On June 25, 2014, TriplePoint made its first loan to Mind Candy in the form of a growth capital loan of $10 million (12.00% interest rate, 9.50% EOT payment, maturing June 30, 2017). Soon after, Mind Candy came close to filing for bankruptcy. In response, TriplePoint had to restructure and extend the terms of its original June 2014 loan agreement. Mind Candy then rebranded as Moshi Kids and unveiled a new product which focused on an app designed for children to promote mindfulness and sleep. On March 6, 2019, TriplePoint disclosed that it reduced the fair value of TriplePoint's now-$10.441 million loan to just $6.789 million. TriplePoint restructured the loan again in 2019 with a new maturity date of June 30, 2022. The other terms remained the same (11.00% PIK, 3.00% cash, 9.50% EOT payment), but the outstanding principal balance was now $12.458 million. In early 2020, Mind Candy raised an additional $12 million from investors, which featured another $1.004 million loan from TriplePoint (9.00% PIK interest, maturing March 31, 2023). The terms of the original June 2014 loan were also changed to a 12.00% PIK interest rate soon after. On December 21, 2020, TriplePoint made another loan for $1.003 million to Mind Candy. On May 4, 2022, TriplePoint listed the fair value of its now-$18.98 million in loans to Mind Candy as $18.767 million. However, halfway through 2022, Mind Candy was in dire need of help. On January 16, 2023, the *Daily Telegraph* published an article titled, "Baby sleep app developer in crunch talks over £13 million loan." The article reported:

> Mind Candy, the developer of the Moshi Sleep app used by more than one million parents, must repay a £13.7m loan to financier Triple[P]oint Capital by March. . . . [The Moshi Sleep] app focuse[s] on helping children nod off featuring stories and lullabies. It has been downloaded more than one million times and subscriptions cost £7.99 per month. ***However, the company is still loss-making, according to its latest accounts.***
>
> Losses narrowed in 2021 to £4.2m from £6.9m the previous year. Revenues increased slightly to £5.3m. . . . Mind Candy previously avoided collapse in 2017 after renegotiating

the terms of its loan with Triple[P]oint. In 2020, it raised an extra $12m (£10m) from investors.

But in its most recent accounts signed off on Dec 19, its auditors PwC warned the future of the company was in doubt if talks with lenders failed.

PwC said: "Based on cash flow projections to Dec 31 2023, the company requires further cash injections in order to continue in operational existence and will also not be able to repay the original Triple[P]oint Capital loan by its due date of March 2023."

172. Accordingly, the Mind Candy loans provide yet another example of how the Individual Defendants had repeatedly misled the investors and public as to the "high quality" of TriplePoint's loan portfolio.

Pencil & Pixel

173. Pencil & Pixel, d/b/a Modsy, was an online interior design service that allowed its customers to work virtually with an interior designer and purchase selected furniture from Modsy. TriplePointi issued two loans to Modsy in 2020, one in March for $10 million at an interest rate of 11.75% (7.00% EOT payment, maturing on March 31, 2024) and one in December for $5 million at an interest rate of 10.25% (6.25% EOT payment, maturing on December 31, 2024). Before the Relevant Period, Modsy experienced supply chain problems brought on by the pandemic. In its Form 10-Q for the first quarter of 2022, filed on May 4, 2022, TriplePoint reported the fair value of its loans to Modsy as $10.363 million and $5.044 million. However, in June 2022, news outlets in the startup space began reporting that Modsy was winding down its business.

174. Indeed, TechCrunch published an article on June 29, 2022 titled, "Modsy shuts down design services, cutting roles and disrupting orders," which referenced the supply chain disruptions and earlier layoffs at Modsy in 2020 which Modsy's CEO reported were made in "an effort to maintain a sustainable business" during the "unprecedented circumstances" of the pandemic.

175. On July 17, 2022 TechCrunch published another article, this time titled, "Modsy quietly shut down while some customers were still awaiting refunds," in which Modsy's CEO asserted that the shut-down was the consequence of "[c]apital constraints and uncertain market conditions," which forced the company to cut operations on July 6. According to TechCrunch, Modsy experienced a brief insolvency

proceeding outside of bankruptcy that erased any outstanding equity stakes in the company—including TriplePoint's. In the first quarter of 2022, TriplePoint reported that it had purchased $199,000 of Modsy Preferred Stock, the fair value of which it reported as $170,000. The very next quarter, it reported the stock's value as $0. Accordingly, the Modsy loans provide yet another example of how the Individual Defendants had repeatedly misled the investors and public as to the "high quality" of TriplePoint's loan portfolio.

Roli, Ltd.

176. Based in London, Roli, Ltd. is a music technology company known for its high-tech musical instruments, particularly its flagship product, the ROLI Seaboard: a synthesizer controller based on the piano keyboard. TriplePoint began loaning to Roli in May 2018 and continued making a variety of loans, including growth capital and revolver at various interest rates and terms. Despite Roli's products enjoying some followers, Rolli products were not breaking into the mainstream music industry. Therefore, in the second quarter of 2019, TriplePoint put Roli's loans on nonaccrual despite making additional loans to Roli. By August 2020, TriplePoint publicly stated that Roli's credit risk category was 4 (Orange). By the second quarter of 2021, the interest rates for all of TriplePoint's debt investments in Roli (excluding one convertible note for $2.252 million, the fair value of which TriplePoint listed as $0) had switched from normal interest to PIK interest, and the loans all remained on nonaccrual. Roli's financial position continued to worsen, with the company filing for administration (similar to bankruptcy) under U.K. business law in September 2021. Roli emerged from the administration process as a new company, Luminary Roli, led by Roli's founder. Unfortunately for Roli shareholders (including TriplePoint, which had purchased $644,000 worth of shares in Roli), however, their equity stakes in the company were wiped out in the administration.

177. TriplePoint's investments in Roli were now quite different than what TriplePoint initially had. Previously, TriplePoint had eight growth capital loans, three revolvers, and one convertible note with a combined outstanding principal balance of $31.27 million. TriplePoint now had one growth capital loan with no interest and no EOT payment for $35.491 million on nonaccrual maturing on August 31, 2026.

Accordingly, the Roli loans provide yet another example of how the Individual Defendants had repeatedly misled the investors and public as to the "high quality" of TriplePoint's loan portfolio.

178. Throughout the Relevant Period, the Individual Defendants breached their fiduciary duties by personally making and/or causing the Company to make to the investing public a series of materially false and misleading statements regarding the Company's business, operations, and prospects. Specifically, the Individual Defendants willfully or recklessly made and/or caused the Company to make false and misleading statements that failed to disclose, *inter alia*, that: (1) the Company had overstated the capabilities of the companies in its portfolio, the strength of its lending ledgers, and the feasibility of its overall investment strategy; (2) the disclosure of these issues was likely to materially impact the Company's financial position and/or prospects in a negative manner; and (3) the Company failed to maintain internal controls. As a result of the foregoing, Defendants' statements about the Company's business, operations, and prospects were materially false and misleading and/or lacked a reasonable basis at all relevant times.

False and Misleading Statements

May 4, 2022 Press Release

179. On May 4, 2022, the Company issued a press release announcing the Company's financial results for the first quarter of 2022 ("Q1 2022"), which contained statements from Defendant Labe and Defendant Srivastava, stating, in relevant part:

> "We are off to a great start in 2022, over-earning our quarterly dividend, hitting our funding target, and increasing our portfolio yield, ***while maintaining high credit quality***," said [Defendant] Jim Labe, chairman and chief executive officer of TPVG. "The venture capital ecosystem remains active, our pipeline is growing, and we are experiencing robust demand for our debt financing solutions from ***high-quality venture growth stage companies***."
>
> "Our portfolio companies continue to demonstrate the value of their innovative products and services as well as the strength of their business models, as evidenced by their ability to close attractive equity fundraising rounds and achieve exit events," said [Defendant] Sajal Srivastava, president and chief investment officer of the Company. "We look forward to taking advantage of our balance sheet strength to prudently grow our portfolio and continue to deliver attractive returns to shareholders."

180. The press release stated the following about the Portfolio Companies' credit quality:

> The Company maintains a credit watch list with portfolio companies placed into one of five credit categories, with Clear, or 1, being the highest rated and red, or 5, being the

lowest. Generally, all new loans received an initial grade of White, or 2, unless the portfolio company's credit quality meets the characteristics of another credit category.

As of March 31, 2022, the weighted average investment ranking of the Company's debt investment portfolio was 2.02, as compared to 1.87 at the end of the prior quarter. During the quarter ended March 31, 2022, portfolio credit category changes, excluding fundings and repayments, consisted of the following: one portfolio company with a principal balance of $2.5 million was downgraded from White (2) to Yellow (3).

The following table shows the credit categories for the Company's debt investments at fair value as of March 31, 2022 . . . .

	March 31, 2022		
Credit Category (dollars in thousands)	Fair Value	Percentage of Total Debt Investments	Number of Portfolio Companies
Clear (1)	$ 48,533	7.0 %	4
White (2)	592,462	85.1	40
Yellow (3)	45,146	6.5	3
Orange (4)	9,896	1.4	1
Red (5)	-	-	-
	$ 696,037	100.0 %	48

May 4, 2022 Earnings Call

181. On the same day, the Company also hosted an investors' earnings call to discuss the Company's Q1 2022 results (the "Q1 2022 Earnings Call") in which Defendant Labe stated, in relevant part:

> During a time when demand remained strong, we continue to maintain our proven and disciplined approach. We work with a select group of leading venture capital investors and with what we believe to be the highest quality venture growth stage deals. This strategy hasn't changed since our IPO more than eight years ago. We believe our time tested approach has been proven throughout numerous cycles. It positions us well to further deliver strong returns to shareholders as we capitalize on the exciting opportunities ahead in 2022 and beyond.

182. Defendant Labe also stated the following about the Company's credit quality during the scripted part of the call:

> We're pleased with our strong first quarter results. We over-earned our dividend, hit our funding target, increased our portfolio yield and maintained our credit quality . . .

> During a time when demand remained strong, we continue to maintain our proven and disciplined approach. We work with a select group of leading venture capital investors and with what we believe to be the highest quality venture growth stage deals.
>
> . . . As we previously reported, we had several loan prepayments during the first quarter, reflecting the ability of our high-quality portfolio companies to complete additional funding and achieve attractive exits. . . . Underpinning on our ongoing success in our future prospects is our high credit quality portfolio that I mentioned. . . .

183. Also, during the call, Defendant Srivastava stated that Luminary Roli was the only Portfolio Company on nonaccrual status. He also stated the following about the quality of TriplePoint's loan portfolio:

> We're not bridge financing. We're not here for companies that are unable to raise equity or that had transactions fall apart. Those are not TriplePoint companies. We're here to help those companies accelerate growth. And the data shows, right, those are the companies that are most attractive, both in good times and in volatile times for M&A, for follow-on equity raise ***and the cream rises to the top.***
>
> . . .
>
> So I'd say kind of its just a consistent story we've been telling for the past several quarters of this, again, portfolio growth, the demand in the market, just our discipline in terms of how we're underwriting. We're not doing anything different. ***If anything, we're, again, being a little tougher, given the overall volatility, but we're pleased with what we're seeing from market demand and market quality.***

184. Defendant Mathieu further stated the following about "maintaining excellent credit quality":

> During the first quarter, we continued to generate substantial core interest income from our high-quality loan portfolio. . . . We deployed capital using our attractive sources of leverage ***while maintaining excellent credit quality*** . . . .

May 4, 2022 Form 10-Q

185. On the same day, May 4, 2022, the Company filed its quarterly report on Form 10-Q with the SEC for the first quarter of 2022 ("Q1 2022 10-Q"). The Q1 2022 10-Q stated the following about the fair values, net unrealized gains, and net investment income figures of the Portfolio Companies:

Portfolio Company	Type of Investment	Acquisition Date	Outstanding Principal	Fair Value	Maturity Date
Hi.Q, Inc.	Growth Capital Loan		$13,250	$13,267	6-30-2024

	("GCL") (11.75% interest rate)	12-17-2018			
	GCL prime + 8.50%	12-31-2020	$6,867	$6,850	8-31-2025
	Preferred Stock	12-17-2018	$196	$886	N/A
	Preferred Stock	12-31-2020	$45	$38	N/A
RenoRun US Inc.	GCL prime + 10.5%	12-30-2021	$2,250	$2,164	12-31-2025
	Convertible Note prime + 4%	12-30-2021	$625	$625	12-30-2023
	Preferred Stock	12-30-2021	$348	$348	N/A
Good Eggs, Inc.	GCL prime + 6%	8-12-2021	$6,000	$5,889	8-31-2025
	Preferred Stock	8-12-2021	$124	$238	N/A
VanMoof Global Holding B.V.	GCL 9.0%	2-1-2021	$8,654	$7,891	1-31-2025
	GCL 9.0%	5-27-2021	$4,370	$3,923	5-31-2025
	GCL 9.0%	1-31-2022	$2,011	$1,934	1-31-2026
	Preferred Stock	8-9-2021	$420	$445	N/A
Mind Candy Limited	GCL 12.0%	6-25-2014	$16,653	$16,524	6-30-2022
	GCL 9.0%	3-17-2020	$1,204	$1,172	3-31-2023
	GCL 9.0%	12-21-2020	$1,123	$1,071	12-31-2023
	Preferred Stock	3-24-2017	$922	$274	N/A
	Preferred Stock	3-9-2020	$1,000	$1,177	N/A
Capsule Corporation	GCL prime + 7.75%	12-30-2020	$15,000	$15,131	12-31-2024
	Common Stock	7-25-2019	$500	$867	N/A
	Preferred Stock	1-17-2020	$437	$1,177	N/A
	Common Stock	4-21-2021	$75	$78	N/A
	Cash Exit Fee	12-28-2018	$129	$242	N/A
	GCL prime + 8.75%	12-11-2020	$5,000	$5,018	12-31-2023
Medly Health, Inc.	GCL prime +8.75%	12-11-2020	$5,000	$5.018	12-31-2023
	GCL prime +6.5%	3-25-2022	$20,000	$19,648	9-30-2025
	Preferred Stock	11-20-2020	$195	$542	N/A
	Preferred Stock	3-25-2022	$160	$160	N/A
	Preferred Stock	8-12-2021	$250	$267	N/A
Demain ES (d/b/a Luko)	GCL prime +6.75%	12-28-2021	$4,535	$4,376	12-28-2024

	GCL prime +6.75%	12-28-2021	$5,669	$5,471	12-28-2024
	Preferred Stock	12-23-2021	$237	$232	N/A
Outdoor Voices, Inc.	GCL prime +5.75%	2-26-2019	$4,000	$4,269	2-29-2024
	GCL prime +5.75%	4-4-2019	$5,000	$5,367	2-29-2024
	Common Stock	2-26-2019	$369	$15	N/A
Project 1920	GCL prime +6.25%	3-25-2022	$2,000	$1,958	3-31-2025
	Rev. prime +5.75%	3-25-2022	$600	$591	3-25-2023
	Preferred Stock	3-25-2022	$28	$28	N/A
Pencil and Pixel, Inc.	GCL 11.75%	3-20-2020	$10,000	$10,363	3-31-2024
	GCL 10.25%	12-31-2020	$5,000	$5,044	12-31-224
	Pref. Stock	2-28-2020	$199	$170	N/A
Luminary Roli Limited	GCL	8-31-2021	$35,492	$9,896	8-31-2026
	Ordinary Shares	8-31-2021	$2,525		N/A

186. The Individual Defendants statements referenced in ¶¶179-185 were false and misleading because (1) the $20 million in loans TriplePoint had extended to Medly were subordinated to SVB's interests and Medly chose to fund the acquisition of Pharmaca causing itself to be extremely short on cash; (2) Hi.Q faced seven class action lawsuits alleging violations of the TCPA; and (3) TriplePoint renegotiated its loan agreement to Mind Candy twice to avert default.

187. The Individual Defendants statements referenced in ¶¶179-185 were false and misleading because they failed to disclose, *inter alia*, that: (1) the Company had overstated the capabilities of the companies in its portfolio, the strength of its lending ledgers, and the feasibility of its overall investment strategy; (2) the disclosure of these issues was likely to materially impact the Company's financial position and/or prospects in a negative manner; and (3) the Company failed to maintain internal controls. As a result of the foregoing, Defendants' statements about the Company's business, operations, and prospects were materially false and misleading and/or lacked a reasonable basis at all relevant times.

August 3, 2022 Press Release

188. On August 3, 2022, the Company issued a press release announcing the Company's financial results for the second quarter of 2022 ("Q2 2022"), which contained statements from Defendant Labe and Defendant Srivastava, stating, in relevant part:

> "Despite the volatile markets, the demand for our debt financing remains strong," said [Defendant] Jim Labe, chairman and chief executive officer of TPVG. "With our focus on ***high quality venture growth stage companies***, we achieved several key objectives during the quarter including growing our portfolio to record levels, over-earning our dividend, and generating strong portfolio yields."
>
> "Our portfolio companies further demonstrated their strong outlook during the first half of 2022, as they continued to complete capital raises, with $1.7 billion raised in the first half of 2022," said [Defendant] Sajal Srivastava, president and chief investment officer of the Company. "In this market, we continue to concentrate on maintaining the quality of our investment portfolio and deploying our capital in a disciplined manner to create long-term shareholder value."

189. The press release also contained a statement from Defendant Srivastava: "In this market, we continue to concentrate on ***maintaining the quality of our investment portfolio*** and deploying our capital in a disciplined manner to create long-term shareholder value."

190. Regarding credit quality, the press release stated the following:

> The Company maintains a credit watch list with portfolio companies placed into one of five credit categories, with Clear, or 1, being the highest rated and red, or 5, being the lowest. Generally, all new loans received an initial grade of White, or 2, unless the portfolio company's credit quality meets the characteristics of another credit category.
>
> As of June 30, 2022, the weighted average investment ranking of the Company's debt investment portfolio was 2.06, as compared to 2.02 at the end of the prior quarter. During the quarter ended June 30, 2022, portfolio credit category changes, excluding fundings and repayments, consisted of the following: one portfolio company with a principal balance of $2.5 million was upgraded from Yellow (3) to White (2); two portfolio companies with a combined principal balance of $28.4 million were downgraded from White (2) to Yellow (3), and one portfolio company38 with a principal balance of $15.0 million was downgraded from White (2) to Red (5).
>
> The following table shows the credit categories for the Company's debt investments at fair value as of June 30, 2022 . . . .

Credit Category (dollars in thousands)	June 30, 2022 Fair Value	Percentage of Total Debt Investments	Number of Portfolio Companies
Clear (1)	$ 45,681	5.9 %	3
White (2)	642,346	83.6	47
Yellow (3)	69,364	9.0	4
Orange (4)	9,152	1.2	1
Red (5)	2,250	0.3	1
	$ 768,793	**100.0 %**	**56**

August 3, 2022 Earnings Call

191. On the same day, the Company also hosted an investors' earnings call to discuss the Company's Q2 2022 results (the "Q2 2022 Earnings Call") in which Defendant Labe stated, in relevant part:

> During the second quarter, we achieved several key objectives, including growing our portfolio to record levels, over earning the dividend and generating strong portfolio yields. During the past few quarters, we have gradually been bringing up our portfolio leverage and in the second quarter, we are pleased to have hit our target leverage range. We exceeded our funding goals last quarter, funding more than $157 million of debt investments, and have maintained strong momentum heading here into the second half of 2022.

192. During the scripted portion of the call, Defendant Labe stated the following about high quality Portfolio Companies:

> Against the background of macroeconomic uncertainty, we continue to make strong progress executing against the plan that we laid out at the beginning of the year. Demand for our debt financing in the quarter was strong, and we maintained our focus working with our select leading venture capital investors and ***continuing with our disciplined approach of investing in what we believe are the highest-quality venture growth deals***…
>
> . . . .
>
> ***We also continue to be more selective in our underwriting*** with a focus on lower total leverage and slightly higher pricing, which reflects the brand, reputation and track record of the TriplePoint platform and our 100% direct originations business. Prospective Portfolio Companies today, ***the high quality ones***, are also being more selective and they're seeking a dependable and proven debt financing partner. When it comes to debt, they're not solving for rate or the largest deal, but more the best long-term partner, and that is where TriplePoint outperforms.
>
> While seeking to capitalize on the strong deal flow, we will continue to be mindful of the times and maintain our ***strict credit discipline***. . . .

193. Also during the call, Defendants Srivastava and Mathieu also referenced TriplePoint's "exceptional" and "high-quality" loan portfolio, and also told investors that TriplePoint's investment standards "in most cases are more stringent" than they had been before.

August 3, 2022 Form 10-Q

194. On the same day, August 3, 2022, the Company filed its quarterly report on Form 10-Q with the SEC for the second quarter of 2022 ("Q2 2022 10-Q"). The Q2 2022 10-Q stated the following about the fair values, net unrealized gains, and net investment income figures of the Portfolio Companies:

Portfolio Company	Type of Investment	Acquisition Date	Outstanding Principal	Fair Value	Maturity Date
Hi.Q, Inc.	GCL 11.75%	12-17-2018	$13,250	$13,303	6-30-2024
	GCL prime + 8.50%	12-31-2020	$6,867	$6,862	8-31-2025
	GCL prime + 8.0%	***5-6-2022***	***$5,000***	***$4,864***	***5-31-2025***
	Preferred Stock	12-17-2018	$196	$886	N/A
	Preferred Stock	12-31-2020	$125	$118	N/A
RenoRun US Inc.	GCL prime + 10.5%	12-30-2021	$2,250	$2,189	12-31-2025
	Convertible Note prime + 4%	12-30-2021	$625	$625	12-30-2023
	Preferred Stock	12-30-2021	$348	$348	N/A
Good Eggs, Inc.	GCL prime + 6%	8-12-2021	$6,000	$5,888	8-31-2025
	GCL prime + 5.25%	***5-26-2022***	***$7,000***	***$6,687***	***5-31-2025***
	Preferred Stock	8-12-2021	$401	$515	N/A
VanMoof Global Holding B.V.	GCL 9.0%	2-1-2021	$8,189	$7,021	1-31-2025
	GCL 9.0%	5-27-2021	$4,370	$3,981	5-31-2025
	GCL 9.0%	1-31-2022	$2,011	$1,759	1-31-2026
	Preferred Stock	8-9-2021	$420	$410	N/A
	GCL 12.0%	6-25-2014	$17,163	$15,699	7-31-2022

Mind Candy Limited					
	GCL 9.0%	3-17-2020	$1,231	$1,203	3-31-2023
	GCL 9.0%	12-21-2020	$1,149	$1,096	12-31-2023
	Preferred Stock	3-24-2017	$922	$922	N/A
	Preferred Stock	3-9-2020	$1,000	$1,177	N/A
Capsule Corporation	GCL prime + 7.75%	12-30-2020	$15,000	$15,264	12-31-2024
	Common Stock	7-25-2019	$500	$867	N/A
	Preferred Stock	1-17-2020	$437	$1,312	N/A
	Common Stock	4-21-2021	$75	$78	N/A
	Cash Exit Fee	12-28-2018	$129	$242	N/A
Medly Health, Inc.	GCL prime + 8.75%	12-11-2020	$5,000	$5,065	12-31-2023
	GCL prime +8.75%	12-11-2020	$5,000	$5,065	12-31-2023
	GCL prime +6.5%	3-25-2022	$20,000	$19,746	9-30-2025
	Preferred Stock	11-20-2020	$195	$542	N/A
	Preferred Stock	3-25-2022	$160	$160	N/A
	Preferred Stock	8-12-2021	$250	$267	N/A
Demain ES (d/b/a Luko)	GCL prime +6.75%	12-28-2021	$4,535	$4,099	12-28-2024
	GCL prime +6.75%	12-28-2021	$5,669	$5,471	12-28-2024
	Preferred Stock	12-23-2021	$237	$218	N/A
Outdoor Voices, Inc.	GCL prime +5.75%	2-26-2019	$4,000	$4,316	2-29-2024
	GCL prime +5.75%	4-4-2019	$2,000	$2,104	2-29-2024
	Common Stock	2-26-2019	$369	$15	N/A
Project 1920	GCL prime +6.25%	3-25-2022	$2,000	$1,961	3-31-2025
	Rev. prime +5.75%	3-25-2022	$1,350	$1,353	3-25-2023
	Preferred Stock	3-25-2022	$30	$30	N/A

Pencil and Pixel, Inc.	GCL 11.75%	3-20-2020	$10,000	$1,500	3-31-2024
	GCL 10.25%	12-31-2020	$5,000	$750	12-31-224
	Pref. Stock	2-28-2020	$199		N/A
Luminary Roli Limited	GCL	8-31-2021	$35,492	$9,152	8-31-2026
	Ordinary Shares	8-31-2021	$2,525		N/A
Mystery Tackle	GCL prime + 6.0%	4-29-2022	$5,000	$4,919	1-31-2025
	Preferred Stock	4-29-2022	$69	$69	N/A
Nakdcom	GCL prime + 7.25%	6-6-2022	$5,365	$4,929	6-30-2026
Dia Styling	Preferred Stock	6-2-2022	$208	$208	N/A
	GCL prime + 4.25%	6-30-2022	$5,000	$5,000	6-30-2025
Underground Enterprises	GCL prime + 3.0%	5-18-2022	$2,250	$2,230	11-30-2024
	GCL prime + 3.75%	6-9-2022	$1,500	$1,488	3-31-2025
Untitled Labs	GCL 11.5%	6-23-2022	$4,167	$4,025	6-30-2026
	Common Stock	6-23-2022	$103	$103	N/A

August 5, 2022 Offering Documents

195. On August 5, 2022, TriplePoint filed the Offering Documents with the SEC in connection with the SPO to be held on August 9, 2022. The Offering Documents were signed by Defendants Labe, Srivastava, Mathieu, Ahye, Bird, Cassani, and Fornelli. The Offering Documents contained substantially the same false and misleading statements as referenced in ¶¶ 179-192.

196. The Individual Defendants statements referenced in ¶¶188-195 were false and misleading because (1) an eighth TCPA class action had been filed against Hi.Q, which constituted 3.3% of the fair value of TriplePoint's loan portfolio); (2) Capsule, which constituted 2% of the fair value of TriplePoint's loan portfolio, endured a extensive cyberattack and data breach that triggered at least two class actions against Capsule; (3) TriplePoint was renegotiating its loan agreement to Mind Candy which was scheduled to mature during the quarter; and (4) Modsy's was faltering, resulting in TriplePoint writing off 85% of its loans to Modsy.

197. The Individual Defendants statements referenced in ¶¶188-195 were false and misleading because they failed to disclose, *inter alia*, that: (1) the Company had overstated the capabilities of the companies in its portfolio, the strength of its lending ledgers, and the feasibility of its overall investment strategy; (2) the disclosure of these issues was likely to materially impact the Company's financial position and/or prospects in a negative manner; and (3) the Company failed to maintain internal controls. As a result of the foregoing, Defendants' statements about the Company's business, operations, and prospects were materially false and misleading and/or lacked a reasonable basis at all relevant times.

November 2, 2022 Press Release

198. On November 2, 2022, the Company issued a press release announcing the Company's financial results for the third quarter of 2022 ("Q3 2022"), which contained statements from Defendant Labe and Defendant Srivastava, stating, in relevant part:

> "We demonstrated our significant earnings power in the third quarter," said [Defendant] Jim Labe, chairman and chief executive officer of TPVG. "We deployed the equity capital we raised during the quarter which helped grow our portfolio to a record size of almost $1 billion and generated record NII that exceeded our distribution."
>
> "We are pleased to have increased our regular quarterly dividend, reflecting our sizeable and high-yielding portfolio, underlying advantageous fixed-rate debt, and increasing portfolio yields," said [Defendant] Sajal Srivastava, president and chief investment officer of the Company. "We remain well positioned to take advantage of the strong demand for our venture growth debt investments and continue to increase shareholder returns over time."

199. The press release also stated the following about credit quality of the Portfolio Companies:

> The Company maintains a credit watch list with portfolio companies placed into one of five credit categories, with Clear, or 1, being the highest rated and red, or 5, being the lowest. Generally, all new loans received an initial grade of White, or 2, unless the portfolio company's credit quality meets the characteristics of another credit category.
>
> As of September 30, 2022, the weighted average investment ranking of the Company's debt investment portfolio was 2.04, as compared to 2.06 at the end of the prior quarter. During the quarter ended September 30, 2022, portfolio credit category changes, excluding fundings and repayments, consisted of the following: one portfolio company with a principal balance of $14.0 million was upgraded from White (2) to Clear (1); one portfolio company with a principal balance of $25.0 million was upgraded from Yellow (3) to White (2); one portfolio company with a principal balance of $34.3 million was downgraded from White (2) to Yellow (3)43; and one portfolio company with a principal balance of $15.0 million was sold and removed from Red (5) and from the Company's investment portfolio.

The following table shows the credit categories for the Company's debt investments at fair value as of September 30, 2022 . . .

	September 30, 2022		
Credit Category (dollars in thousands)	Fair Value	Percentage of Total Debt Investments	Number of Portfolio Companies
Clear (1)	$ 58,688	6.9 %	4
White (2)	712,684	83.1	50
Yellow (3)	76,898	9.0	4
Orange (4)	8,389	1.0	1
Red (5)	-	-	-
	$ 856,659	**100.0 %**	**59**

November 2, 2022 Earnings Call

200. On the same day, the Company also hosted an investors' earnings call to discuss the Company's Q3 2022 results (the "Q3 2022 Earnings Call") in which Defendant Labe stated, in relevant part:

> During the quarter, we further capitalized on the strong demand for our financing while continuing to grow the portfolio in a disciplined manner. We're pleased to have efficiently invested the capital from our recent accretive $55 million equity offering. This helped us grow our portfolio to a record fair value of almost a billion, generate net investment income, or NII, of $0.51 per share and achieve a weighted average portfolio yield of 13.8%.
>
> For the third quarter, our NII again exceeded our quarterly distribution, and we're proud to announce that our Board made the decision to increase the regular quarterly distribution to $0.37 per share. Given our sizable portfolio, coupled with favorable fixed rate financing and increasing portfolio yields, we believe we remain in a strong position to both generate NII that covers our new $0.37 per share dividend and to further increase yield to return to shareholders over time, as we've done today.

201. Defendant Labe also stated the following about the "high quality portfolio":

> To [summarize], we've demonstrated the significant earnings power of our sizeable and ***high quality portfolio*** through growing it now to nearly $1 billion, generating record NII [net investment income] and posting attractive portfolio yield. We expect conditions to continue into 2023 and byond, ***allowing us to continue to invest in a highly selective and disciplined manner with compelling growth stage companies. . . .***

November 2, 2022 Form 10-Q

202. On the same day, November 2, 2022, the Company filed its quarterly report on Form 10-Q with the SEC for the third quarter of 2022 ("Q3 2022 10-Q"). The Q3 2022 10-Q stated the following about the fair values, net unrealized gains, and net investment income figures of the Portfolio Companies:

Portfolio Company	Type of Investment	Acquisition Date	Outstanding Principal	Fair Value	Maturity Date
Hi.Q, Inc.	GCL 11.75%	12-17-2018	$13,250	$13,285	6-30-2024
	GCL prime + 8.50%	12-31-2020	$6,867	$6,868	8-31-2025
	GCL prime + 8.0%	5-6-2022	$5,000	$4,857	5-31-2025
	Preferred Stock	12-17-2018	$196	$886	N/A
	Preferred Stock	12-31-2020	$125	$118	N/A
RenoRun US Inc.	GCL prime + 10.5%	12-30-2021	$2,250	$2,202	12-31-2025
	Convertible Note prime + 4%	12-30-2021	$625	$625	12-30-2023
	Preferred Stock	12-30-2021	$348	$348	N/A
Good Eggs, Inc.	GCL prime + 6%	8-12-2021	$5,859	$5,862	8-31-2025
	GCL prime + 5.25%	5-26-2022	$7,000	$6,719	5-31-2025
	Preferred Stock	8-12-2021	$401	$515	N/A
VanMoof Global Holding B.V.	GCL 9.0%	2-1-2021	$8,654	$6,829	1-31-2025
	GCL 9.0%	5-27-2021	$4,370	$3,390	5-31-2025
	GCL 9.0%	1-31-2022	$2,011	$1,667	1-31-2026
	Preferred Stock	8-9-2021	$420	$290	N/A
Mind Candy Limited	GCL 12.0%	6-25-2014	$17,695	$16,171	7-31-2022
	GCL 9.0%	3-17-2020	$1,260	$1,206	3-31-2023
	GCL 9.0%	12-21-2020	$1,175	$1,125	12-31-2023
	Preferred Stock	3-24-2017	$922	$274	N/A
	Preferred Stock	3-9-2020	$1,000	$455	N/A
Capsule Corporation	GCL prime + 7.75%	12-30-2020	$15,000	$15,403	12-31-2024
	Common Stock	7-25-2019	$500	$867	N/A
	Preferred Stock	1-17-2020	$437	$1,312	N/A

	Common Stock	4-21-2021	$75	$78	N/A
	Cash Exit Fee	12-28-2018	$129	$242	N/A
Medly Health, Inc.	GCL prime + 8.75%	12-11-2020	$5,000	$4,907	12-31-2023
	GCL prime +8.75%	12-11-2020	$5,000	$4,907	12-31-2023
	GCL prime +6.5%	3-25-2022	$20,000	$18,085	9-30-2025
	GCL prime +6.5%	***8-29-2022***	***$4,286***	***$4,030***	***8-31-2024***
	Preferred Stock	11-20-2020	$195	$87	N/A
	Preferred Stock	3-25-2022	$374	$464	N/A
	Preferred Stock	8-12-2021	$250	$30	N/A
Demain ES (d/b/a Luko)	GCL prime +6.75%	12-28-2021	$4,535	$3,850	12-28-2024
	GCL prime +6.75%	12-28-2021	$5,669	$4,813	12-28-2024
	GCL prime +7.75%	***8-4-2022***	***$7,178***	***$6,652***	***7-31-2025***
	Preferred Stock	12-23-2021	$327	$113	N/A
Outdoor Voices, Inc.	GCL prime +5.75%	2-26-2019	$4,000	$4,318	2-29-2024
	GCL prime +5.75%	4-4-2019	$2,000	$2,114	2-29-2024
	Common Stock	2-26-2019	$369	$15	N/A
Project 1920	GCL prime +6.25%	3-25-2022	$2,000	$1,968	3-31-2025
	Rev. prime +5.75%	3-25-2022	$2,100	$2,110	3-25-2023
	Preferred Stock	3-25-2022	$23	$23	N/A
Luminary Roli Limited	GCL	8-31-2021	$35,492	$8,389	8-31-2026
	Ordinary Shares	8-31-2021	$2,525		N/A
Mystery Tackle	GCL prime + 6.0%	4-29-2022	$5,000	$4,919	1-31-2025
	Preferred Stock	4-29-2022	$69	$59	N/A

Nakdcom	GCL prime + 7.25%	6-6-2022	$5,365	$4,668	6-30-2026
Nakdcom	***GCL prime + 7.25%***	***8-29-2022***	***$3,009***	***$2,783***	***8-31-2026***
Nakdcom	Preferred Stock	6-2-2022	$208	$190	N/A
Dia Styling	GCL prime + 4.25%	6-30-2022	$5,000	$5,000	6-30-2025
Underground Enterprises	GCL prime + 3.0%	5-18-2022	$2,250	$2,223	11-30-2024
	GCL prime + 3.75%	6-9-2022	$1,500	$1,488	3-31-2025
	GCL prime + 3.75%	***8-4-2022***	***$2,250***	***$2,221***	***5-31-2025***
Untitled Labs	GCL 11.5%	6-23-2022	$4,167	$4,011	6-30-2026
	Common Stock	6-23-2022	$103	$103	N/A
The Pill Club	***GCL prime + 6.75%***	***8-5-2022***	***$20,000***	***$19,767***	***8-31-2024***
	Common Stock	12-31-2021	$122	$85	N/A

203. The Individual Defendants statements referenced in ¶¶198-202 were false and misleading because (1) Medly could not obtain $130 million in funding, triggering a mass layoff and an inability to fulfill product orders; (2) TriplePoint continued to fund The Pill Club despite the company facing multiple violations stemming from fraudulent billing practices; (3) VanMoof requested payment deferments due to financial distress; (4) RenoRun completed two separate yet massive layoffs; (5) Capsule was in financial distress due to its erroneous switch to a fully automated operation; and (6) TriplePoint was still negotiating a new loan agreement with Mind Candy.

204. The Individual Defendants statements referenced in ¶¶198-202 were false and misleading because they failed to disclose, *inter alia*, that: (1) the Company had overstated the capabilities of the companies in its portfolio, the strength of its lending ledgers, and the feasibility of its overall investment strategy; (2) the disclosure of these issues was likely to materially impact the Company's financial position and/or prospects in a negative manner; and (3) the Company failed to maintain internal controls. As a result of the foregoing, Defendants' statements about the Company's business, operations, and prospects were materially false and misleading and/or lacked a reasonable basis at all relevant times.

March 1, 2023 Press Release

205. On March 1, 2023, the Company issued a press release announcing the Company's financial results for the fourth quarter ("Q4 2022") and full year 2022, which contained statements from Defendant Labe and Defendant Srivastava, stating, respectively, in relevant part:

> "During 2022, we remained selective and grew the portfolio to record levels, achieving both record total investment income and net investment income while over-earning our distribution," said Jim Labe, chairman and chief executive officer of TPVG. "Based on our portfolio's earning power, our board increased our quarterly distribution 8% for the first quarter, representing our second consecutive quarterly increase and a total increase of 11% since third quarter 2022."
>
> "We believe that the steps we have taken to ***further enhance our portfolio*** and funding diversification position us well to create sustainable shareholder value," said Sajal Srivastava, president and chief investment officer of the Company. "Our focus remains on taking advantage of ***compelling*** growth-stage venture lending opportunities to expand and further diversify the portfolio in a prudent manner and increase shareholder returns over time."

206. Regarding credit quality, the press release stated the following:

> The Company maintains a credit watch list with portfolio companies placed into one of five credit categories, with Clear, or 1, being the highest rated and red, or 5, being the lowest. Generally, all new loans received an initial grade of White, or 2, unless the portfolio company's credit quality meets the characteristics of another credit category.
>
> As of December 31, 2022, the weighted average investment ranking of the Company's debt investment portfolio was 2.06, as compared to 2.04 at the end of the prior quarter. During the quarter ended December 31, 2022, portfolio credit category changes, excluding fundings and repayments, consisted of the following: two portfolio companies with an aggregate principal balance of $43.9 million was downgraded from White (2) to Yellow (3).[20]
>
> The following table shows the credit categories for the Company's debt investments at fair value as of December 31, 2022 . . . .

Credit Category (dollars in thousands)	December 31, 2022 Fair Value	Percentage of Total Debt Investments	Number of Portfolio Companies
Clear (1)	$ 55,921	6.6 %	3
White (2)	699,008	81.9	48
Yellow (3)	88,912	10.4	5
Orange (4)	9,110	1.1	1
Red (5)	—	—	—
	$ 852,951	100.0 %	57

March 1, 2023 Earnings Call

[20] These companies were later disclosed to be VanMoof and HealthIQ by Defendant Srivastava in the earnings call later that day.

207. On the same day, the Company also hosted an investors' earnings call to discuss the Company's Q4 2022 results (the "Q4 2022 Earnings Call") in which Defendant Labe stated, in relevant part:

> During 2022, we achieved several key objectives while continuing to take our selective approach given market volatility. We grew the portfolio to record levels, generated both record investment income and record NII and over-earned our distribution.
>
> Other accomplishments included further diversifying the portfolio, maintaining our target leverage ratio and growing our core portfolio yield, which has now expanded over the past seven consecutive quarters. During the year, we also raised accretive equity capital and increased overall leverage as well as extended our credit lines to strengthen our balance sheet.
>
> Despite current market volatility, it was notable that 56% of our portfolio companies that are active credits raised capital last year, representing almost $2.5 billion raised to 36 companies, of which more than $300 million came in the last quarter alone. At quarter's end, our investment portfolio reached nearly $1 billion, a record increase for the full year. In addition to those companies where we have active debt outstanding, our diverse portfolio also spans across a number of companies where we have warrants and equity investments even when there is no outstanding debt.

208. Also, during the call, Defendant Srivastava stated that "Signed term sheets and closed commitments during Q4 reflected our ***continued discipline*** as we seek to select only the ***highest quality opportunities***." He then stated the following about credit quality: "Moving on to credit quality, approximately 89% of our portfolio is ranked in our two best scores, which means they are performing at or above expectations."

209. Importantly, despite both Defendants Labe and Srivastava conceding on the call that TriplePoint did write off the whole of the $30 million it invested in Medly at the close of 2022, Defendant Labe claimed that the fall of Medly and TriplePoint's investment loss was a "sudden and unpredictable development [that] was characterized by very extraordinary and extenuating circumstances" involving the "loss of anticipated financing and the discovery of certain operational, financial and accounting irregularities."

<u>The Truth Begins to Emerge as False and Misleading Statements Continue</u>

March 1, 2023 10-K

210. On the same day, the Company filed its annual report on Form 10-K with the SEC for the year ended December 31, 2022 (the "2022 10-K"), which was signed by Defendants Labe, Mathieu, Srivastava, Ahye, Bird, Cassani, Fornelli, Park, and Vogel. The 2022 10-K stated the following about TriplePoint's business:

> We originate and invest primarily in loans that have a secured collateral position and are generally used by venture growth stage companies to finance their continued expansion and growth, equipment financings and, on a select basis, revolving loans, together with, in many cases, attached equity "kickers" in the form of warrant investments, and direct equity investments. We underwrite our investments seeking an unlevered yield-to-maturity on our growth capital loans and equipment financings generally ranging from 10% to 18% and on our revolving loans generally ranging from 1% above the applicable prime rate to 10%, in each case, with potential for higher returns in the event we are able to exercise warrant investments and realize gains or sell our related equity investments at a profit. We also generally underwrite our secured loans seeking a loan-to-enterprise value of less than 25%.
>
> We make investments that our Adviser's senior investment team believes have a low probability of loss due to their expertise and the revenue profile, product validation, customer commitments, intellectual property, financial condition and enterprise value of the potential opportunity. We believe these investments provide us with a stable, fixed-income revenue stream along with the potential for equity-related gains on a risk-adjusted basis. We believe that the venture growth stage debt market presents a compelling growth channel for us because it has high barriers to entry and is underserved by both traditional lenders and existing debt financing providers to venture capital-backed companies given the brand, reputation and market acceptance, industry relationships, venture lending and leasing expertise, specialized skills, track record, and other factors required to lend to companies backed by leading venture capital investors. Additionally, we believe our investments are distinct compared with the investments made by more traditional lenders because our investments provide us the ability to invest alongside leading venture capital investors in companies focused in technology and other high growth industries. We also believe that our investments are distinct compared to the investments made by existing debt financing providers to venture capital backed companies given our primary focus on venture growth stage companies backed by TPC's select group of leading venture capital investors.
>
> We believe we are able to successfully structure these investments as a result of the strong value proposition our secured loans offer to both borrowers and their venture capital investors. Our secured loans provide venture growth stage companies with an opportunity to:
>
> •diversify their funding sources;
>
> •augment their existing capital base and extend operating capital;
>
> •scale business operations and accelerate growth;

•fund expenses ahead of anticipated corresponding revenue;

•expand product offerings through internal development or acquisitions;

•lower the upfront costs of capital expenditures;

•build and/or expand their leadership positions within their respective markets;

•accelerate and/or reduce volatility in the timing of cash collections; and

•delay and/or postpone the need for their next round of equity financing, in each case, extending their cash available to fund operations without incurring substantial equity dilution during a critical time in their lifecycle when they are meaningfully building enterprise value.

211. Further, in relation to the Company's investment strategy, the 2022 10-K stated:

We primarily target investment opportunities in venture growth stage companies backed by venture capital investors. However, having backing from a venture capital investor does not guarantee financing from us. Prospective borrowers must further qualify based on our Adviser's rigorous and established investment selection and underwriting criteria and generally have many of the following characteristics:

- financing from a member of TPC's select group of leading venture capital investors with whom TPC has an established history of providing secured loans alongside equity investments made by these venture capital investors;
- focused in technology, life sciences or other high growth industries and targeting an industry segment with a large and/or growing market opportunity;
- completion of their primary technology and product development;
- meaningful customer sales, commitments or orders and have generated or we believe are reasonably expected to generate within the current fiscal year or on an annualized run rate at least $20 million in revenues and a strong outlook for continued and/or potentially rapid revenue growth;
- a leadership position in its market (or the potential to establish a leadership position) with potential and/or defensible barriers to entry;
- an experienced and relatively complete senior management team with a successful track record;
- support from existing venture capital investors in the form of meaningful invested equity capital relative to our investment amount and/or reserved capital or willingness to invest additional capital as needed;
- strong likelihood of raising additional equity capital or achieving an exit in the form of an initial public offering or sale based on our determination;

- differentiated products, unique technology, proprietary intellectual property, and/or positive clinical results that may have intrinsic value on a stand-alone and/or liquidation basis;
- meaningful enterprise value relative to the size of our investment as indicated by a recent equity round valuation or as determined by a third-party with, in our Adviser's senior investment team's opinion, the potential for upside;
- a balanced current financial condition typically with 12 months or more of operating cash runway based on its projected cash burn and/or a path to profitability typically over a three to five year period from the date of our investment; and
- upcoming strategic and potential enterprise valuation-accreting business milestones that our investment can help provide operating cash runway for the company to achieve.

For many venture capital-backed companies, we believe that the venture growth stage is generally the point in their lifecycle at which they begin operational and financial preparations for a liquidity event, such as an initial public offering or private sale. We believe these investments provide us with a stable, fixed-income revenue stream along with the potential for equity-related gains on a risk-adjusted basis. We invest opportunistically in venture capital-backed companies at other lifecycle stages of development when our Adviser's senior investment team believes that they present an attractive investment opportunity for us.

* * *

Generate Equity Upside over Time through Warrant and Equity Investments

In connection with our secured loans, we generally receive warrant investments to acquire preferred or common stock in a venture growth stage company with an exercise price typically equal to the same price per share paid by the company's venture capital investors in its last round of equity financing or a recent valuation of the venture growth stage company as determined by a third-party. Our warrant investment coverage generally ranges from 2% to 10% of the committed loan amount. The warrant investments we obtain typically include a "cashless exercise" provision to allow us to exercise these rights without any additional cash investment. We also generally receive the opportunity to invest equity directly in our venture growth stage companies. We believe that making equity investments and receiving warrant investments in venture growth stage companies with exit events on the horizon, such as an initial public offering or private sale, increases the likelihood of equity appreciation and enhanced investment returns. As a venture growth stage company's enterprise value changes we expect to recognize unrealized gains or losses from the fair value changes in our warrant and equity investments, and in conjunction with either a sale of the company or in connection with or following an initial public offering, we expect to achieve additional investment returns and realized gains from the exercise of these warrant investments and the sale of the underlying stock.

Utilize a Disciplined Investment Process

Our Adviser's senior investment team leverages the more than 50 years of combined experience and expertise of James P. Labe and Sajal K. Srivastava, TPC's co-founders, and the track record developed by them at TPC since its inception for reviewing prospective

borrowers and potential financings, structuring those financings and subsequently monitoring those that are pursued and made, through which our Adviser's senior investment team has succeeded in making profitable investments and minimizing credit losses. Additionally, we believe that the credit performance of our venture growth stage companies and the returns associated with lending to these companies are enhanced through our Adviser's focus on originating investments primarily backed by TPC's select group of leading venture capital investors and having an understanding of their outlook and/or support of our prospective and existing borrowers.

Employ Active Portfolio Management Processes

Our Adviser utilizes an extensive internal credit tracking and monitoring approach to regularly follow a borrower's actual financial performance and achievement of business-related milestones to ensure that the internal risk rating assigned to each borrower is appropriate. This process has been refined and validated by Messrs. Labe and Srivastava, and the track record developed by TPC since its inception and is based, in part, on its expertise, familiarity and deep understanding of the risk associated with investing in various stages of a venture capital-backed company's lifespan. The analysis focuses on both quantitative metrics, such as cash balance and cash burn, and our Adviser's qualitative assessment in various areas, such as the outlook for the borrower's industry segment, progress of product development, overall adherence to the business plan, financial condition, future growth potential and ability to raise additional equity capital. Our Adviser maintains dialogue and contact with our borrowers' management teams to discuss, among other topics, business progress, cash flow, financial condition and capital structure matters. Our Adviser also typically engages in dialogue with the venture capital investors in our borrowers to understand and assess the borrower's progress and development and the venture capital investor's outlook and/or level of support for our borrower and in conjunction with the Four Rs, our core investment philosophy, determines the appropriate course of action with respect to investments in borrowers on our Credit Watch List.

212. The 2022 10-K revealed that TriplePoint wrote off the whole $30 million in loans that the Company had extended to Medly and that TriplePoint also downgraded its investment in two Portfolio Companies: its $19 million in loans to VanMoof and its approximately $25 million to Health IQ from "category 2" to "category 3," citing "developments in their strategic financing processes."[21]

213. The 2022 10-K stated the following about the fair values, net unrealized gains, and net investment income figures of the Portfolio Companies:

Portfolio Company	Type of Investment	Acquisition Date	Outstanding Principal	Fair Value	Maturity Date
Hi.Q, Inc.	GCL 11.75%	12-17-2018	$13,250	$11,921	6-30-2024

[21] These partial truth disclosures were not accompanied by a stock drop because TriplePoint's reporting earnings exceeded the market's expectations, causing the Company's stock price to rise from $11.68 on March 1, 2023 to close at $12.28 on March 2, 2023. However, the true extent of the poor condition of the Portfolio Companies remained hidden from investors until May 2, 2023.

	GCL prime + 8.50%	12-31-2020	$6,867	$6,179	8-31-2025
	GCL prime + 8.0%	5-6-2022	$5,000	$4,498	5-31-2025
	Preferred Stock	12-17-2018	$196		N/A
	Preferred Stock	12-31-2020	$125		N/A
RenoRun US Inc.	GCL prime + 10.5%	12-30-2021	$2,250	$2,218	12-31-2025
	Convertible Note prime + 4%	12-30-2021	$625	$625	12-30-2023
	Preferred Stock	12-30-2021	$348	$348	N/A
Good Eggs, Inc.	GCL prime + 6%	8-12-2021	$5,438	$5,501	8-31-2025
	GCL prime + 5.25%	5-26-2022	$7,000	$6,809	5-31-2025
	Preferred Stock	8-12-2021	$401	$32	N/A
VanMoof Global Holding B.V.	GCL 9.0%	2-1-2021	$8,654	$7,452	1-31-2025
	GCL 9.0%	5-27-2021	$4,370	$3,694	5-31-2025
	GCL 9.0%	1-31-2022	$2,011	$1,812	1-31-2026
	Rev. prime + 4.75%	***11-3-2022***	***$1,875***	***$1,844***	***10-31-2023***
	Rev. prime + 4.75%	***11-3-2022***	***$1,875***	***$1,844***	***10-31-2023***
	Preferred Stock	8-9-2021	$420	$290	N/A
	Preferred Stock	***10-31-2022***	***$10***	***$10***	***N/A***
Mind Candy Limited	GCL 12.0%	6-25-2014	$18,244	$16,672	7-31-2022
	GCL 9.0%	3-17-2020	$1,289	$1,234	3-31-2023
	GCL 9.0%	12-21-2020	$1,203	$1,151	12-31-2023
	Preferred Stock	3-24-2017	$922	$35	N/A
	Preferred Stock	3-9-2020	$1,000	$455	N/A
Capsule Corporation	GCL prime + 7.75%	12-30-2020	$15,000	$15,553	12-31-2024
	Common Stock	7-25-2019	$500	$867	N/A
	Preferred Stock	1-17-2020	$437	$1,312	N/A

	Common Stock	4-21-2021	$75	$78	N/A
	Cash Exit Fee	12-28-2018	$129	$243	N/A
Medly Health, Inc.	GCL prime + 8.75%	12-11-2020	$5,000		12-31-2023
	GCL prime +8.75%	12-11-2020	$5,000		12-31-2023
	GCL prime +6.5%	3-25-2022	$20,000		9-30-2025
	GCL prime +6.5%	8-29-2022	$4,286		8-31-2024
	Preferred Stock	11-20-2020	$195		N/A
	Preferred Stock	3-25-2022	$374		N/A
	Preferred Stock	8-12-2021	$250		N/A
Demain ES (d/b/a Luko)	GCL prime +6.75%	12-28-2021	$4,535	$4,215	12-28-2024
	GCL prime +6.75%	12-28-2021	$5,669	$5,269	12-28-2024
	GCL prime +7.75%	8-4-2022	$7,178	$7,143	7-31-2025
	Preferred Stock	12-23-2021	$327	$126	N/A
Outdoor Voices, Inc.	GCL prime +5.75%	2-26-2019	$4,000	$4,347	2-29-2024
	GCL prime +5.75%	4-4-2019	$2,000	$2,137	2-29-2024
	Common Stock	2-26-2019	$369	$15	N/A
Project 1920	GCL prime +6.25%	3-25-2022	$2,000	$1,982	3-31-2025
	Rev. prime +5.75%	3-25-2022	$2,100	$2,135	3-25-2023
	Preferred Stock	3-25-2022	$23	$23	N/A
Mystery Tackle	GCL prime + 6.0%	4-29-2022	$5,000	$5,014	1-31-2025
	Preferred Stock	4-29-2022	$69	$109	N/A
Nakdcom	GCL prime + 7.25%	6-6-2022	$5,365	$5,141	6-30-2026
Nakdcom	***GCL prime + 7.25%***	***8-29-2022***	***$3,009***	***$3,064***	***8-31-2026***

Nakdcom	Preferred Stock	6-2-2022	$208	$47	N/A
Dia Styling	GCL prime + 4.25%	6-30-2022	$5,000	$5,049	6-30-2025
Underground Enterprises	GCL prime + 3.0%	5-18-2022	$2,250	$2,192	11-30-2024
	GCL prime + 3.75%	6-9-2022	$1,500	$1,473	3-31-2025
	GCL prime + 3.75%	8-4-2022	$2,250	$2,190	5-31-2025
Untitled Labs	GCL 11.5%	6-23-2022	$4,167	$4,038	6-30-2026
	GCL 11.5%	***10-20-2022***	***$5,883***	***$5,635***	***10-31-2026***
	Common Stock	6-23-2022	$171	$234	N/A
The Pill Club	GCL prime + 6.75%	8-5-2022	$20,000	$19,934	8-31-2024
	Common Stock	12-31-2021	$122	$85	N/A

214. Appended to the 2022 10-K were exhibits 31.1, 31.2, 32.1, and 32.2 which contained signed certifications pursuant to SOX in which Defendant Labe and Defendant Mathieu, attested that:

- th[e] [2022 10-K] does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by [the 2022 10-K]
- the financial statements, and other financial information included in [the 2022 10-K] report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in [the 2022 10-K]
- the information contained in the [2022 10-K] fairly presents, in all material respects, the financial condition and results of operations of [TriplePoint]

215. The Individual Defendants statements referenced in ¶¶ 205-214 were false and misleading because (1) all of the preceding events referenced in ¶¶ 188-196 plus; (2) Medly declared bankruptcy and consequently forcing TriplePoint to write off the whole of its $30 million in loans to Medly; (3) The Pill Club had publicly settled allegations relating to its extensive fraudulent billing scheme; (3) Hi.Q had sacked most of its workforce and ceased paying its vendors, triggering at least nine lawsuits against Hi.Q seeking payment; (4) VanMoof acknowledged it was in financial distress so much so that it was unsue if it could continue as a going concern; (5) RenoRun could not locate additional necessary financing and consequently sacked most of its emplyoees; (6) Capsule sacked about fifteen percent of its workforce and

closed two facilities to cut operating costs; (7) GoodEggs' revenue fell eighteen percent year-over-year and could not locate a suitor to purchase the company in 2022; (8) Luko could not raise the expected €100 million in a funding round with investors; and (9) news publications reported that Mind Candy was not capable of timely paying back its loans to TriplePoint.

216. The Individual Defendants statements referenced in ¶¶205-214 were false and misleading because they failed to disclose, *inter alia*, that: (1) the Company had overstated the capabilities of the companies in its portfolio, the strength of its lending ledgers, and the feasibility of its overall investment strategy; (2) the disclosure of these issues was likely to materially impact the Company's financial position and/or prospects in a negative manner; and (3) the Company failed to maintain internal controls. As a result of the foregoing, Defendants' statements about the Company's business, operations, and prospects were materially false and misleading and/or lacked a reasonable basis at all relevant times.

2023 Proxy Statement

217. On March 8, 2023, TriplePoint filed the 2023 Proxy Statement with the SEC. Defendants Labe, Srivastava, Ahye, Bird, Cassani, Fornelli, Park, and Vogel solicited the 2023 Proxy Statement, filed pursuant to Section 14(a) of the Exchange Act, which contained material misstatements and omissions.

218. The 2023 Proxy Statement called for shareholder approval of, *inter alia*: (1) the reelection of Defendants Labe, Fornelli, and Park to the Board; and (2) the ratification of the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for the fiscal year ended December 31, 2023.

219. With respect to Risk Oversight, the 2023 Proxy Statement stated the following:

> Our Board performs its risk oversight function primarily through (1) its four standing committees, which report to the entire Board and which are comprised solely of Independent Directors, and (2) active monitoring by our chief compliance officer and our compliance policies and procedures.
>
> ***
>
> Our Board also performs its risk oversight responsibilities with the assistance of the chief compliance officer. The Board reviews, on an annual basis, a written report from the chief compliance officer discussing the adequacy and effectiveness of the compliance policies and procedures of the Company and its service providers. The chief compliance officer's annual report addresses, at a minimum, (a) the operation of the Company's compliance policies and procedures and those of its service providers since the last report; (b) any material changes to such policies and procedures since the last report; (c) any

> recommendations for material changes to such policies and procedures as a result of the chief compliance officer's annual review; and (d) any compliance matter that has occurred since the date of the last report about which the Board would reasonably need to know to oversee the Company's compliance activities and risks. In addition, the chief compliance officer meets separately in executive session with the Independent Directors at least once each year.
>
> We believe that our Board's role in risk oversight is effective and appropriate given the extensive regulation to which we are already subject under the 1940 Act as a business development company ("BDC"). As a BDC, we are required to comply with certain regulatory requirements that control the levels of risk in our business and operations. For example, our ability to incur indebtedness is limited such that our asset coverage must equal at least 150% immediately after each time we incur indebtedness, we generally are not permitted to acquire any "non-qualifying asset" for purposes of Section 55 of the 1940 Act unless, at the time the acquisition is made, qualifying assets represent at least 70% of our total assets, and we are generally not permitted to co-invest with affiliates and/or investment funds, accounts and vehicles managed by affiliates, unless in accordance with the terms of the exemptive order granted by the SEC to us and certain of our affiliates on March 28, 2018 (the "Exemptive Order") and subject to certain exceptions

220. Regarding the Code of Conduct and the Joint Code of Ethics, the 2023 Proxy Statement stated the following:

> We expect each of our officers and directors, as well as any person affiliated with our operations, to act in accordance with the highest standards of personal and professional integrity at all times and to comply with the Company's policies and procedures and all laws, rules and regulations of any applicable international, federal, provincial, state or local government. To this effect, the Board has adopted a Code of Business Conduct and Ethics, which is posted on the Company's website at www.tpvg.com. The Code of Business Conduct and Ethics applies to all of the Company's directors and officers. We intend to disclose any substantive amendments to, or waivers from, our Code of Business Conduct and Ethics within four business days of the waiver or amendment through a posting on our website.
>
> As required by the 1940 Act and the Investment Advisers Act of 1940, as amended, we and our Adviser have adopted a Joint Code of Ethics that establishes procedures that apply to our directors, executive officers, officers, their respective staffs and the employees of our Adviser with respect to their personal investments and investment transactions. The Joint Code of Ethics generally does not permit investments by our directors, officers or any other covered person in securities that may be purchased or are held by us. The Joint Code of Ethics is posted on the Company's website at www.tpvg.com.

221. The 2023 Proxy Statement was materially false and misleading because, despite assertions to the contrary, the Company's Code of Conduct and Joint Code of Ethics were not followed, as evidenced by the Individual Defendants (1) making and/or causing the Company to make the numerous false and misleading statements and omissions alleged herein; and (2) failing to report violations of the Code of

Conduct. Further, the 2023 Proxy Statement was materially false and misleading because, despite assertions to the contrary, the Board was not adequately performing its risk oversight functions.

222. The 2023 Proxy Statement also failed to disclose, *inter alia,* that: (1) the Company had overstated the capabilities of the companies in its portfolio, the strength of its lending ledgers, and the feasibility of its overall investment strategy; (2) the disclosure of these issues was likely to materially impact the Company's financial position and/or prospects in a negative manner; and (3) the Company failed to maintain internal controls. As a result of the foregoing, Defendants' statements about the Company's business, operations, and prospects were materially false and misleading and/or lacked a reasonable basis at all relevant times.

223. As a result of Defendants Labe, Srivastava, Ahye, Bird, Cassani, Fornelli, Park, and Vogel causing the 2023 Proxy Statement to be false and misleading, Company shareholders voted, *inter alia*, to re-elect Defendants Labe, Fornelli, and Park to the Board, thus allowing them to continue breaching their fiduciary duties to the Company.

THE TRUTH EMERGES

224. The truth emerged on May 2, 2023. That day, the *Bear Cave Report* was released, which revealed TriplePoint's poor financial state and the poor credit quality of the Portfolio Companies, among other things, by stating the following, in relevant part:

> TriplePoint [. . .] describes itself as "a leading global financing provider devoted to serving venture capital-backed companies." ***In reality, TriplePoint is encumbered by high fees, weak management, and a weaker loan book saddled by portfolio company bankruptcies and upside-down startups.*** The Bear Cave believes ***TriplePoint's equity may be severely impaired, if it has any value at all.***
>
> For a sense of TriplePoint's troubles, investors need to look no further than its publicly disclosed net asset value, which has declined from $14.01 per share in Q4 2021 to $13.84 in Q1 2022, $13.01 in Q2 2022, $12.69 in Q3 2022, and $11.88 in Q4 2022. Shares closed yesterday at $11.92, a slight premium to net asset value, and the company reports Q1 2023 results tomorrow after the close.
>
> TriplePoint charges investors 1.75% of the fund's "average adjusted gross assets" and 20% of net investment income above an 8% hurdle rate.
>
> ***The Bear Cave believes TriplePoint's net asset value decline will accelerate in the coming quarters as TriplePoint may need to take significant write-downs in its loan book.*** (Emphasis added.)

> For example, last quarter TriplePoint took a full ~$34 million write-down on **Medly Health**, an online pharmacy that declared bankruptcy in December 2022. TriplePoint disclosed, in part:
>
> > "Medly sought bankruptcy protection due to adverse developments and liquidity issues precipitated by the loss of anticipated financing and the discovery of certain operational, financial and accounting irregularities and improper activities conducted by former employees, including the original founders."
>
> In Q3 2022, TriplePoint carried its $34.2 million in Medly Health loans at $31.9 million.
>
> History seems to be repeating.
>
> Two weeks ago, another TriplePoint borrower, telehealth provider **The Pill Club**, declared bankruptcy. The Pill Club's bankruptcy filing follows the company's $18 million settlement in February with the California Attorney General over alleged insurance fraud. In its 10-K filed March 2023, TriplePoint carries its $20 million loan to The Pill Club at $19.9 million.
>
> ***This is no isolated incident. In fact, The Bear Cave has identified ten portfolio companies that appear to be in substantial distress with TriplePoint loans totaling over $170 million***[.]

225. *The Bear Cave Report* discussed several of the other Portfolio Companies. For instance, regarding Capsule's condition, the report cited another newsletter that stated that "in recent months, [Capsule] has laid off 15% of staff, reduced operations in some cities and shut down its service in at least two markets, Las Vegas and Pittsburgh, according to five current and former employees. The cuts were motivated by pressure from investors, who took issue with Capsule's high monthly cash burn – between $10 and $25 million a month throughout 2022."

226. Regarding VanMoof, *The Bear Cave Report* revealed that the condition was "dire" at the conclusion of 2022, that VanMoof needed to defer payments on invoices, and that in VanMoof's annual report, it "could not guarantee" its "ability to continue its activities beyond the first quarter of 2023" without more funds.

227. Regarding RenoRun, *The Bear Cave Report* revealed that the company had sacked 43% of its employees and in March 2023, filed for creditor protection in Canada, and even did not have cash to pay the severance of its sacked former employees.

228. Regarding GoodEggs, *The Bear Cave Report* revealed that the company was going through $1 million a month and had a valuation that was 90% less than what it was before.

229. Regarding HiQ, *The Bear Cave Report* stated revealed that the company was facing multiple lawsuits for wrongful marketing and for wrongful termination, and was unable to secure new equity financing since May 2019.

230. On this news, TriplePoint's stock price fell $0.95 per share, or 7.97% from a closing price of $11.92 per share on May 1, 2023 to close at $10.97 per share on May 2, 2023. The next day, the Company's stock price continued to fall, dropping $0.24 per share, or 2.19% from a closing price of $10.97 per share on May 2, 2023 to close at $10.73 per share on May 3, 2023.

231. On May 3, 2023, TriplePoint issued a press release that stated the TriplePoint's value of investments at the end of the first quarter of 2023 was $983,000,000, that TriplePoint recorded a $10,867,000 in unrealized losses on investments, and that TriplePoint had net investment income of $18,600,000 for the first quarter of 2023. Importantly, the press release also revealed that TriplePoint downgraded four Portfolio Companies, who collectively held a $46.3 million loan balance, from White (2) to Yellow (3) and downgraded two more, who collectively held a $47.6 million loan balance, from Yellow (3) to Orange (4). Later that day, TriplePoint held an earnings call that revealed the four companies downgraded from White to Yellow were Luko, Underground Enterprises, The Pill Club, and RenoRun. The two companies downgraded from Yellow to Orange were VanMoof and Hi.Q. The press release further revealed that three of the companies—The Pill Club, Underground Enterprises, and RenoRun—all filed for bankruptcy protection.

232. On this news, the Company's stock price continued to fall, dropping $0.92 per share, or 8.57% from a closing price of $10.73 per share on May 3, 2023 to close at $9.81 per share on May 4, 2023.

233. The market reacted swiftly to these disclosures. That same day, Piper Sandler's analyst report lowered the price target for TriplePoint from $12.50 per share to $11.00 per share, stating that the bankruptcy process for the three companies "will take time likely measured in quarters and could be an overhang on the stock given the uncertainty and potential for other credit issues."

234. On May 4, 2023, Wells Fargo downgraded TriplePoint from “Overweight” to “Equal Weight,” and lowered its price target from $12.00 to $10.00 per share, adding “[e]merging credit issues and likely NAV volatility makes shares less attractive in the near term.”

235. On May 22, 2023, JMP decreased its price target from $13.50 to $11.50 per share, stating:

> Given a material increase in non-accruals at cost to 7.7% of the portfolio as of March 31, with line of sight for three additional portfolio companies that will either go on non-accrual or restructure in Q223, we share the view that the recent increase in stressed investments is worrisome for investors, as an increase in non-accruals is generally indicative of elevated credit costs on the horizon.

Subsequent Disclosures

236. On August 2, 2023, TriplePoint reported its second quarter of 2023 results, which reported that the Company downgraded six Portfolio Companies, of which four were downgraded (Underground Enteprises, Demain, Hi.Q, VanMoof, Mystery Tackle Box, and Unittled Labs) to “Red,” the lowest category.

237. On November 1, 2023, TriplePoint reported its third quarter of 2023 results, which reported that the Company downgraded six Portfolio Companies of which four were downgraded to “Red” or “Orange” including Untitled Labs, Project 1920, Mystery Tackle Box, Dia Styling, Outdoor Voices, and Nakd One World.

238. Therefore, of the Company’s “high quality” loans, by November 1, 2023, $226.2 million of the loans had been written off, downgraded, or financially rescued by a TriplePoint affiliate.

DAMAGES TO TRIPLEPOINT

239. As a direct and proximate result of the Individual Defendants’ misconduct, TriplePoint has lost and expended, and will continue to lose and expend, many millions of dollars.

240. Such expenditures include, but are not limited to, legal fees associated with the Securities Class Action filed against the Company and certain of the Individual Defendants and amounts paid to outside lawyers, accountants, and investigators in connection thereto.

241. Such expenditures also include, but are not limited to, unjust compensation, benefits, and other payments provided to the Individual Defendants who breached their fiduciary duties to the Company.

242. Such expenditures also include, but are not limited to, fees, costs, and any payments for resolution of or to satisfy judgments associated with any other lawsuits filed against the Company or the Individual Defendants based on the misconduct alleged herein, and amounts paid to outside lawyers, accountants, and investigators in connection thereto.

243. Such expenditures will also include costs incurred in any internal investigations pertaining to violations of law, costs incurred in defending any investigations or legal actions taken against the Company due to its violations of law, and payments of any fines or settlement amounts associated with the Company's violations.

244. As a direct and proximate result of the Individual Defendants' conduct, TriplePoint has also suffered and will continue to suffer a loss of reputation and goodwill, and a "liar's discount" that will plague the Company's stock in the future due to the Company's and the Individual Defendants' misrepresentations.

DERIVATIVE ALLEGATIONS

245. Plaintiff brings this action derivatively and for the benefit of TriplePoint to redress injuries suffered, and to be suffered, as a result of the Individual Defendants' breaches of their fiduciary duties as directors and/or officers of TriplePoint, gross mismanagement, abuse of control, waste of corporate assets, unjust enrichment, violations of the Exchange Act, the aiding and abetting thereof, as well as for contribution under Sections 10(b) and 21D of the Exchange Act.

246. TriplePoint is named solely as a nominal party in this action. This is not a collusive action to confer jurisdiction in this Court that it would not otherwise have.

247. Plaintiff is, and has been at all relevant times, a shareholder of TriplePoint. Plaintiff will adequately and fairly represent the interests of TriplePoint in enforcing and prosecuting its rights, and, to that end, has retained competent counsel, experienced in derivative litigation, to enforce and prosecute this action.

DEMAND FUTILITY

248. Plaintiff incorporates by reference and realleges each and every allegation set forth above, as though fully set forth herein.

249. A pre-suit demand on the Board is futile and, therefore, excused. When this action was filed, TriplePoint's Board consisted of the following eight individuals: Defendants Labe, Srivastava, Ahye, Bird, Cassani, Fornelli, Park, and Vogel (the "Director-Defendants"). Plaintiff needs only to allege demand futility as to four of the eight Director-Defendants who were on the Board at the time this action was filed.

250. Demand is excused as to all of the Director-Defendants because each of them faces, individually and collectively, a substantial likelihood of liability as a result of the scheme they engaged in knowingly or recklessly to make and/or cause the Company to make false and misleading statements and omissions of material facts. This renders the Director-Defendants unable to investigate the charges impartially and decide whether to pursue action against themselves and the other perpetrators of the scheme.

251. Moreover, each of the Director-Defendants solicited the 2023 Proxy Statement to call for a shareholder vote to, *inter alia*, reelect Defendants Labe, Fornelli, and Park to the Board, thus allowing them to continue breaching their fiduciary duties to TriplePoint.

252. In complete abdication of their fiduciary duties, the Director-Defendants either knowingly or recklessly caused or permitted TriplePoint to issue materially false and misleading statements. Specifically, the Director-Defendants caused TriplePoint to issue false and misleading statements which were intended to make TriplePoint appear more profitable and attractive to investors. Moreover, the Director-Defendants caused the Company to fail to maintain internal controls. As a result of the foregoing, the Director-Defendants breached their fiduciary duties, face a substantial likelihood of liability, are not disinterested, and demand upon them is futile, and thus excused.

253. Additional reasons that demand on Defendant Labe is futile follow. Defendant Labe is the Company's CEO and Chairman of the Board. Defendant Labe is also the co-founder and leads the senior investment team of TPC which manages Company subsidiaries such as the Adviser and the Administrator,

each of which, in turn, receives lucrative compensation from the Company for their respective services. Further, based on the business structure, Defendant Labe has an indirect pecuniary interest in the investment advisory fees paid by the Company to the Adviser. Thus, as the Company admits, he is a non-independent director. As CEO and Chairman of the Board throughout the Relevant Period, Defendant Labe was ultimately responsible for all of the false and misleading statements and omissions that were made by or on behalf of the Company, including those made in the Offering Documents and 2022 10-K, both of which he signed. In addition, he solicited the 2023 Proxy Statement, which contained false and misleading elements, and which contributed, *inter alia*, to shareholders reelecting him to the Board. As the Company's highest officer and as trusted Chairman of the Board, he conducted little, if any, oversight of the scheme to cause the Company to make false and misleading statements, consciously disregarded his duties to monitor internal controls over reporting and engagement in the scheme, and consciously disregarded his duties to protect corporate assets. Moreover, Defendant Labe is a defendant in the Securities Class Action. For these reasons, too, Defendant Labe breached his fiduciary duties, faces a substantial likelihood of liability, is not independent or disinterested, and thus demand upon him is futile and, therefore, excused.

254. Additional reasons that demand on Defendant Srivastava is futile follow. Defendant Srivastava has served as the Company's CIO and a director since 2013. Defendant Srivastava is also the co-founder and leads the senior investment team of TPC which manages Company subsidiaries such as the Adviser and the Administrator, each of which, in turn, receives lucrative compensation from the Company for their respective services. Further, based on the business structure, Defendant Srivastava has an indirect pecuniary interest in the investment advisory fees paid by the Company to the Adviser. Thus, as the Company admits, he is a non-independent director. In addition, he solicited the 2023 Proxy Statement, which contained false and misleading elements. As a trusted Director of the Board, he conducted little, if any, oversight of the scheme to cause the Company to make false and misleading statements, consciously disregarded his duties to monitor internal controls over reporting and engagement in the scheme, and consciously disregarded his duties to protect corporate assets. Furthermore, Defendant Srivastava signed the Offering Documents and 2022 10-K which contained false and misleading

statements. Moreover, Defendant Srivastava is a defendant in the Securities Class Action. For these reasons, too, Defendant Srivastava breached his fiduciary duties, faces a substantial likelihood of liability, is not independent or disinterested, and thus demand upon him is futile and, therefore, excused.

255. Additional reasons that demand on Defendant Ahye is futile follow. Defendant Ahye has served as a Company director since 2013. As a member of the board, Defendant Ahye serves as the Chair of both the Audit Committee and the Valuation Committee, and as a member of the Nominating and Corporate Governance Committee and the Compensation Committee. Additionally, Defendant Ahye has received and continues to receive lucrative compensation for his role on the Board, including $118,500 for the 2022 Fiscal Year, $117,500 for the 2021 Fiscal Year, and $127,500 for the 2020 Fiscal Year. In addition, Defendant Ahye solicited the 2023 Proxy Statement, which contained false and misleading elements. As a trusted Company director, he conducted little, if any, oversight of the scheme to cause the Company to make false and misleading statements, consciously disregarded his duties to monitor internal controls over reporting and engagement in the scheme, and consciously disregarded his duties to protect corporate assets. Furthermore, Defendant Ahye signed the Offering Documents and the 2022 10-K, both of which contained false and misleading statements. For these reasons, too, Defendant Ahye breached his fiduciary duties, faces a substantial likelihood of liability, is not independent or disinterested, and thus demand upon him is futile and, therefore, excused.

256. Additional reasons that demand on Defendant Bird is futile follow. Defendant Bird has served as a Company director since 2013. As a member of the Board, Defendant Bird serves as the Chair of the Compensation Committee, as a member of the Audit Committee, as a member of the Nominating and Corporate Governance Committee, and as a member of the Valuation Committee. Additionally, Defendant Bird has received and continues to receive lucrative compensation for his role as a director, including $108,500 for the 2022 Fiscal Year, $107,500 for the 2021 Fiscal Year, and $117,500 for the 2020 Fiscal Year. In addition, he solicited the 2023 Proxy Statement, which contained false and misleading elements. As a trusted Company director, he conducted little, if any, oversight of the scheme to cause the Company to make false and misleading statements, consciously disregarded his duties to monitor internal controls over reporting and engagement in the scheme, and consciously disregarded his duties to protect

corporate assets. Moreover, Defendant Bird signed the Offering Documents and the 2022 10-K, both of which contained false and misleading statements. For these reasons, too, Defendant Bird breached his fiduciary duties, faces a substantial likelihood of liability, is not independent or disinterested, and thus demand upon him is futile and, therefore, excused.

257. Additional reasons that demand on Defendant Cassani is futile follow. Defendant Cassani has served as a Company director since 2013. As a member of the Board, Defendant Cassani serves as the Chair of the Nominating and Corporate Governance Committee, as a member of the Audit Committee, as a member of the Valuation Committee, and as a member of the Compensation Committee. Defendant Cassani has received and continues to receive lucrative compensation for his role as a director, including $108,500 for the 2022 Fiscal Year, $107,500 for the 2021 Fiscal Year, and $117,500 for the 2020 Fiscal Year. In addition, he solicited the 2023 Proxy Statement, which contained false and misleading elements. As a trusted Company director, he conducted little, if any, oversight of the scheme to cause the Company to make false and misleading statements, consciously disregarded his duties to monitor internal controls over reporting and engagement in the scheme, and consciously disregarded his duties to protect corporate assets. Moreover, Defendant Cassani signed the Offering Documents and the 2022 10-K, both of which contained false and misleading statements. For these reasons, too, Defendant Cassani breached his fiduciary duties, faces a substantial likelihood of liability, is not independent or disinterested, and thus demand upon him is futile and, therefore, excused.

258. Additional reasons that demand on Defendant Fornelli is futile follow. Defendant Fornelli has served as a Company director since 2019. As a member of the Board, Defendant Fornelli serves as a member of the Audit Committee, the Nominating and Corporate Governance Committee, the Valuation Committee, and the Compensation Committee. Additionally, Defendant Fornelli has received and continues to receive lucrative compensation for her role as a director, including $103,500 for the 2022 Fiscal Year, $102,500 for the 2021 Fiscal Year, and $112,500 for the 2020 Fiscal Year. In addition, she solicited the 2023 Proxy Statement, which contained false and misleading elements and contributed, *inter alia*, to shareholders reelecting her to the Board. As a trusted Company director, she conducted little, if any, oversight of the scheme to cause the Company to make false and misleading statements, consciously

disregarded her duties to monitor internal controls over reporting and engagement in the scheme, and consciously disregarded her duties to protect corporate assets. Moreover, Defendant Fornelli signed the Offering Documents and the 2022 10-K, both of which contained false and misleading statements. For these reasons, too, Defendant Fornelli breached her fiduciary duties, faces a substantial likelihood of liability, is not independent or disinterested, and thus demand upon her is futile and, therefore, excused.

259. Additional reasons that demand on Defendant Park is futile follow. Defendant Park has served as a Company director since December 2021. As a member of the Board, Defendant Park serves as a member of the Audit Committee, a member of the Nominating and Corporate Governance Committee, a member of the Valuation Committee, and as a member of the Compensation Committee. Additionally, Defendant Park has received and continues to receive lucrative compensation for her role as a director, including $103,500 for the 2022 Fiscal Year. In addition, she solicited the 2023 Proxy Statement, which contained false and misleading elements. As a trusted Company director, she conducted little, if any, oversight of the scheme to cause the Company to make false and misleading statements, consciously disregarded her duties to monitor internal controls over reporting and engagement in the scheme, and consciously disregarded her duties to protect corporate assets. Moreover, Defendant Park signed the 2022 10-K, which contained false and misleading statements. For these reasons, too, Defendant Park breached her fiduciary duties, faces a substantial likelihood of liability, is not independent or disinterested, and thus demand upon her is futile and, therefore, excused.

260. Additional reasons that demand on Defendant Vogel is futile follow. Defendant Vogel has served as a Company director since December 2021. As a member of the Board, Defendant Vogel serves as a member of the Audit Committee, a member of the Nominating and Corporate Governance Committee, a member of the Valuation Committee, and as a member of the Compensation Committee. Additionally, Defendant Vogel has received and continues to receive lucrative compensation for her role as a director, including $103,500 for the 2022 Fiscal Year. In addition, she solicited the 2023 Proxy Statement which contained false and misleading elements that contributed, *inter alia*, to shareholders reelecting her to the Board. As a trusted Company director, she conducted little, if any, oversight of the scheme to cause the Company to make false and misleading statements, consciously disregarded her duties to monitor internal

controls over reporting and engagement in the scheme, and consciously disregarded her duties to protect corporate assets. Moreover, Defendant Vogel signed the 2022 10-K, which contained false and misleading statements. For these reasons, too, Defendant Vogel breached her fiduciary duties, faces a substantial likelihood of liability, is not independent or disinterested, and thus demand upon her is futile and, therefore, excused.

261. Additional reasons that demand on the Board is futile follow.

262. Defendants Ahye, Bird, Cassani, Fornelli, Park, and Vogel (collectively, the "Audit Committee Defendants") served as members of the Audit Committee at all relevant times. As such, they were responsible for the effectiveness of the Company's internal controls, the truth and accuracy of the Company's financial statements, and the Company's compliance with applicable laws and regulations. During the Relevant Period, they violated the Audit Committee Charter by engaging in or permitting the Company to engage in the dissemination of materially false and misleading statements to the public and to facilitate the Individual Defendants' violations of law, including breaches of fiduciary duty and violations of the Exchange Act; failed to adequately exercise their risk management and risk assessment functions; and failed to ensure adequate Board oversight of the Company's internal control over financial reporting, disclosure controls and procedures, and Code of Conduct. Thus, the Audit Committee Defendants breached their fiduciary duties, are not disinterested, and demand is excused as to them.

263. In violation of the Code of Conduct, the Director-Defendants engaged in or permitted the scheme to cause the Company to issue materially false and misleading statements to the investing public, and to facilitate and disguise the Individual Defendants' violations of law, including breaches of fiduciary duty, unjust enrichment, abuse of control, gross mismanagement, waste of corporate assets, and violations of the Exchange Act. In addition, the Individual Defendants violated the Code of Conduct by failing to act with integrity, failing to avoid conflicts of interest, failing to ensure the Company's disclosures were accurate, failing to ensure the Company complied with applicable laws, rules, and regulations, and failing to promptly report known violations of the Code of Conduct and the law. Thus, the Director-Defendants breached the Company's own Code of Conduct, are not disinterested, and demand is excused as to them.

264. TriplePoint has been and will continue to be exposed to significant losses due to the wrongdoing complained of herein, yet the Director-Defendants have not filed any lawsuits against themselves or any others who were responsible for the wrongful conduct to attempt to recover for TriplePoint any part of the damages TriplePoint suffered and will continue to suffer thereby. Thus, any demand upon the Director-Defendants would be futile.

265. The acts complained of herein constitute violations of fiduciary duties owed by TriplePoint's officers and directors, and these acts are incapable of ratification.

266. The Director-Defendants may also be protected against personal liability for their acts of mismanagement and breaches of fiduciary duty alleged herein by directors' and officers' liability insurance if they caused the Company to purchase it for their protection with corporate funds, i.e., monies belonging to the stockholders of TriplePoint. If there is a directors' and officers' liability insurance policy covering the Director-Defendants, it may contain provisions that eliminate coverage for any action brought directly by the Company against the Director-Defendants, known as, *inter alia*, the "insured-versus-insured exclusion." As a result, if the Director-Defendants were to sue themselves or certain of the officers of TriplePoint, there would be no directors' and officers' insurance protection. Accordingly, the Director-Defendants cannot be expected to bring such a suit. On the other hand, if the suit is brought derivatively, as this action is brought, such insurance coverage, if such an insurance policy exists, will provide a basis for the Company to effectuate a recovery. Thus, demand on the Director-Defendants is futile and, therefore, excused.

267. The Individual Defendants' conduct described herein and summarized above could not have been the product of legitimate business judgment as it was based on bad faith and intentional, reckless, or disloyal misconduct. Thus, none of the Director-Defendants can claim exculpation from their violations of duty pursuant to the Company's charter (to the extent such a provision exists). As all of the Director-Defendants, and if not all at least a majority of them, face a substantial likelihood of liability, they are self-interested in the transactions challenged herein and cannot be presumed to be capable of exercising independent and disinterested judgment about whether to pursue this action on behalf of the shareholders of the Company. Accordingly, demand is excused as being futile.

268. If there is no directors' and officers' liability insurance, then the Director-Defendants will not cause TriplePoint to sue the Individual Defendants named herein, since, if they did, they would face a large uninsured individual liability. Accordingly, demand is futile in that event, as well.

269. Thus, for all of the reasons set forth above, all of the Director-Defendants, and, if not all of them, at least four of the Director-Defendants, cannot consider a demand with disinterestedness and independence. Consequently, a demand upon the Board is excused as futile.

FIRST CLAIM

Against the Individual Defendants for Violations of Section 14(a) of the Exchange Act

270. Plaintiff incorporates by reference and realleges each and every allegation set forth above, as though fully set forth herein.

271. Section 14(a) of the Exchange Act, 15 U.S.C. § 78n(a)(1), provides that "[i]t shall be unlawful for any person, by use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange or otherwise, in contravention of such rules and regulations as the [SEC] may prescribe as necessary or appropriate in the public interest or for the protection of investors, to solicit or to permit the use of his name to solicit any proxy or consent or authorization in respect of any security (other than an exempted security) registered pursuant to section 12 of this title [15 U.S.C. § 78l]."

272. Rule 14a-9, promulgated pursuant to § 14(a) of the Exchange Act, provides that no proxy statement shall contain "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." 17 C.F.R. § 240.14a-9.

273. Under the direction and watch of Defendants Labe, Srivastava, Ahye, Bird, Cassani, and Fornelli, the 2021 Proxy Statement failed to disclose that: (1) the Company had overstated the capabilities of the companies in its portfolio, the strength of its lending ledgers, and the feasibility of its overall investment strategy; (2) the disclosure of these issues was likely to materially impact the Company's financial position and/or prospects in a negative manner; and (3) the Company failed to maintain internal controls. As a result of the foregoing, Defendants' statements about the Company's business, operations, and prospects were materially false and misleading and/or lacked a reasonable basis at all relevant times.

274. Moreover, the 2021 Proxy Statement failed to disclose that the Board's oversight and risk mechanisms were not adequate given the aforementioned misconduct and that the Code of Conduct was not complied with.

275. Defendants Labe, Srivastava, Ahye, Bird, Cassani, and Fornelli knew or recklessly disregarded that by misrepresenting or failing to disclose the foregoing material facts, the statements contained in the 2021 Proxy Statement were materially false and misleading. The misrepresentations and omissions were material to Plaintiff in voting on the matters set forth for shareholder determination in the 2021 Proxy Statement, including but not limited to, the re-election of Defendants Srivastava and Cassani to the Board.

276. The false and misleading elements of the 2021 Proxy Statement led Company shareholders to, *inter alia*, re-elect Defendants Srivastava and Cassani to the Board, thus allowing them to continue breaching their fiduciary duties to the Company.

277. The Company was damaged as a result of Defendants Labe, Srivastava, Ahye, Bird, Cassani, and Fornelli's material misrepresentations and omissions in the 2021 Proxy Statement.

278. Additionally, under the direction and watch of Defendants Labe, Srivastava, Ahye, Bird, Cassani, Fornelli, Park, and Vogel, the 2022 Proxy Statement failed to disclose that: (1) the Company had overstated the capabilities of the companies in its portfolio, the strength of its lending ledgers, and the feasibility of its overall investment strategy; (2) the disclosure of these issues was likely to materially impact the Company's financial position and/or prospects in a negative manner; and (3) the Company failed to maintain internal controls. As a result of the foregoing, Defendants' statements about the Company's business, operations, and prospects were materially false and misleading and/or lacked a reasonable basis at all relevant times.

279. Moreover, the 2022 Proxy Statement failed to disclose that the Board's oversight and risk mechanisms were not adequate given the aforementioned misconduct and that the Code of Conduct was not complied with.

280. Defendants Labe, Srivastava, Ahye, Bird, Cassani, Fornelli, Park, and Vogel knew or recklessly disregarded that by misrepresenting or failing to disclose the foregoing material facts, the

statements contained in the 2022 Proxy Statement were materially false and misleading. The misrepresentations and omissions were material to Plaintiff in voting on the matters set forth for shareholder determination in the 2022 Proxy Statement, including but not limited to, the re-election of Defendants Ahye, Bird, and Vogel to the Board.

281. The false and misleading elements of the 2022 Proxy Statement led Company shareholders to, *inter alia*, re-elect Defendants Ahye, Bird and Vogel to the Board, thus allowing them to continue breaching their fiduciary duties to the Company.

282. The Company was damaged as a result of Defendants Labe, Srivastava, Ahye, Bird, Cassani, Fornelli, Park, and Vogel's material misrepresentations and omissions in the 2022 Proxy Statement.

283. Additionally, under the direction and watch of Defendants Labe, Srivastava, Ahye, Bird, Cassani, Fornelli, Park, and Vogel, the 2023 Proxy Statement failed to disclose that: (1) the Company had overstated the capabilities of the companies in its portfolio, the strength of its lending ledgers, and the feasibility of its overall investment strategy; (2) the disclosure of these issues was likely to materially impact the Company's financial position and/or prospects in a negative manner; and (3) the Company failed to maintain internal controls. As a result of the foregoing, Defendants' statements about the Company's business, operations, and prospects were materially false and misleading and/or lacked a reasonable basis at all relevant times.

284. Moreover, the 2023 Proxy Statement failed to disclose that the Board's oversight and risk mechanisms were not adequate given the aforementioned misconduct and that the Code of Conduct was not complied with.

285. Defendants Labe, Srivastava, Ahye, Bird, Cassani, Fornelli, Park, and Vogel knew or recklessly disregarded that by misrepresenting or failing to disclose the foregoing material facts, the statements contained in the 2023 Proxy Statement were materially false and misleading. The misrepresentations and omissions were material to Plaintiff in voting on the matters set forth for shareholder determination in the 2023 Proxy Statement, including but not limited to, the re-election of Defendants Labe, Fornelli, and Park to the Board.

286. The false and misleading elements of the 2023 Proxy Statement led Company shareholders to, *inter alia*, re-elect Defendants Labe, Fornelli, and Park to the Board, thus allowing them to continue breaching their fiduciary duties to the Company.

287. Plaintiff, on behalf of TriplePoint, has no adequate remedy at law.

SECOND CLAIM

Against the Individual Defendants for Breach of Fiduciary Duties

288. Plaintiff incorporates by reference and realleges each and every allegation set forth above, as though fully set forth herein.

289. Each Individual Defendant owed to the Company the duty to exercise candor, good faith, and loyalty in the management and administration of TriplePoint's business and affairs.

290. Each of the Individual Defendants violated and breached his or her fiduciary duties of candor, good faith, loyalty, reasonable inquiry, oversight, and supervision.

291. The Individual Defendants' conduct set forth herein was due to their intentional or reckless breach of the fiduciary duties they owed to the Company, as alleged herein. The Individual Defendants intentionally or recklessly breached or disregarded their fiduciary duties to protect the rights and interests of TriplePoint.

292. Moreover, the Individual Defendants breached their fiduciary duties by personally making and/or causing the Company to make to the investing public a series of materially false and misleading statements about TriplePoint's business, operations, and prospects. Specifically, the Individual Defendants willfully or recklessly made and/or caused the Company to make false and misleading statements to the investing public that failed to disclose, *inter alia*, that: (1) the Company had overstated the capabilities of the companies in its portfolio, the strength of its lending ledgers, and the feasibility of its overall investment strategy; (2) the disclosure of these issues was likely to materially impact the Company's financial position and/or prospects in a negative manner; and (3) the Company failed to maintain internal controls. As a result of the foregoing, Defendants' statements about the Company's business, operations, and prospects were materially false and misleading and/or lacked a reasonable basis at all relevant times.

293. The Individual Defendants failed to correct and caused the Company to fail to rectify any of the wrongs described herein or correct the false and misleading statements and omissions of material fact referenced herein, rendering them personally liable to the Company for breaching their fiduciary duties.

294. Also, in breach of their fiduciary duties, the Individual Defendants failed to maintain an adequate system of oversight, disclosure controls and procedures, and internal controls.

295. The Individual Defendants had actual or constructive knowledge that the Company issued materially false and misleading statements, and they failed to correct the Company's public statements. The Individual Defendants had actual or constructive knowledge that they had caused the Company to improperly engage in the fraudulent scheme set forth herein and to fail to maintain adequate internal controls. The Individual Defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth, in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such improper conduct was committed knowingly or recklessly and for the purpose and effect of artificially inflating the price of the Company's securities. The Individual Defendants, in good faith, should have taken appropriate action to correct the scheme alleged herein and to prevent it from continuing to occur.

296. These actions were not a good-faith exercise of prudent business judgment to protect and promote the Company's corporate interests.

297. As a direct and proximate result of the Individual Defendants' breaches of their fiduciary obligations, TriplePoint has sustained and continues to sustain significant damages. As a result of the misconduct alleged herein, the Individual Defendants are liable to the Company.

298. Plaintiff, on behalf of TriplePoint, has no adequate remedy at law.

THIRD CLAIM

Against the Individual Defendants for Unjust Enrichment

299. Plaintiff incorporates by reference and realleges each and every allegation set forth above, as though fully set forth herein.

300. By their wrongful acts, violations of law, and false and misleading statements and omissions of material fact that they made and/or caused to be made, the Individual Defendants were unjustly enriched at the expense of, and to the detriment of, TriplePoint.

301. The Individual Defendants either benefitted financially from the improper conduct and received unjustly lucrative bonuses tied to the false and misleading statements, or received bonuses, stock options, or similar compensation from TriplePoint that was tied to the performance or artificially inflated valuation of TriplePoint, or received compensation that was unjust in light of the Individual Defendants' bad faith conduct.

302. Plaintiff, as a shareholder and representative of TriplePoint, seeks restitution from the Individual Defendants and seeks an order from this Court disgorging all profits—including from insider sales, benefits, and other compensation, including any performance-based or valuation-based compensation—obtained by the Individual Defendants due to their wrongful conduct and breach of their fiduciary duties.

303. Plaintiff, on behalf of TriplePoint, has no adequate remedy at law.

FOURTH CLAIM
Against the Individual Defendants for Abuse of Control

304. Plaintiff incorporates by reference and realleges each and every allegation set forth above, as though fully set forth herein.

305. The Individual Defendants' misconduct alleged herein constituted an abuse of their ability to control and influence TriplePoint, for which they are legally responsible.

306. As a direct and proximate result of the Individual Defendants' abuse of control, TriplePoint has sustained significant damages. As a result of the misconduct alleged herein, the Individual Defendants are liable to the Company.

307. Plaintiff, on behalf of TriplePoint, has no adequate remedy at law.

FIFTH CLAIM
Against the Individual Defendants for Gross Mismanagement

308. Plaintiff incorporates by reference and realleges each and every allegation set forth above, as though fully set forth herein.

309. By their actions alleged herein, the Individual Defendants, either directly or through aiding and abetting, abandoned and abdicated their responsibilities and fiduciary duties with regard to prudently managing the assets and business of TriplePoint in a manner consistent with the operations of a publicly held corporation.

310. As a direct and proximate result of the Individual Defendants' gross mismanagement and breaches of duty alleged herein, TriplePoint has sustained and will continue to sustain significant damages.

311. As a result of the misconduct and breaches of duty alleged herein, the Individual Defendants are liable to the Company.

312. Plaintiff, on behalf of TriplePoint, has no adequate remedy at law.

SIXTH CLAIM

Against the Individual Defendants for Waste of Corporate Assets

313. Plaintiff incorporates by reference and realleges each and every allegation set forth above, as though fully set forth herein.

314. As a further result of the foregoing, the Company will incur many millions of dollars of legal liability and/or costs to defend unlawful actions (as evidenced, for example, by the Securities Class Action), to engage in internal investigations, and to lose financing from investors and business from future customers who no longer trust the Company and its products.

315. As a result of the waste of corporate assets, the Individual Defendants are each liable to the Company.

316. Plaintiff, on behalf of TriplePoint, has no adequate remedy at law.

SEVENTH CLAIM

Against Defendants Labe, Mathieu, and Srivastava for Contribution Under Sections 10(b) and 21D of the Exchange Act

317. Plaintiff incorporates by reference and re-alleges each and every allegation set forth above, as though fully set forth herein.

318. TriplePoint, Defendant Labe, Defendant Mathieu, and Defendant Srivastava are named as defendants in the Securities Class Action, which asserts claims under the federal securities laws for violations of Sections 10(b) and 20(a) of the Exchange Act, and SEC Rule 10b-5 promulgated thereunder.

If and when the Company is found liable in the Securities Class Action for these violations of the federal securities laws, the Company's liability will be in whole or in part due to Defendants Labe, Mathieu, and Srivastava's willful and/or reckless violations of their obligations as officers and/or directors of TriplePoint.

319. Defendants Labe, Mathieu, and Srivastava, because of their positions of control and authority as officers and/or directors of TriplePoint, were able to and did, directly and/or indirectly, exercise control over the business and corporate affairs of TriplePoint, including the wrongful acts complained of herein and in the Securities Class Action.

320. Accordingly, Defendants Labe, Mathieu, and Srivastava are liable under 15 U.S.C. § 78j(b), which creates a private right of action for contribution, and Section 21D of the Exchange Act, 15 U.S.C. § 78u-4(f), which governs the application of a private right of action for contribution arising out of violations of the Exchange Act.

321. As such, TriplePoint is entitled to receive all appropriate contribution or indemnification from Defendants Labe, Mathieu, and Srivastava.

PRAYER FOR RELIEF

FOR THESE REASONS, Plaintiff demands judgment in the Company's favor against all Individual Defendants as follows:

(a) Declaring that Plaintiff may maintain this action on behalf of TriplePoint, and that Plaintiff is an adequate representative of the Company;

(b) Declaring that the Individual Defendants have breached and/or aided and abetted the breach of their fiduciary duties to TriplePoint;

(c) Determining and awarding to TriplePoint the damages sustained by it as a result of the violations set forth above from each of the Individual Defendants, jointly and severally, together with pre-judgment and post-judgment interest thereon;

(d) Directing TriplePoint and the Individual Defendants to take all necessary actions to reform and improve its corporate governance and internal procedures to comply with applicable laws and to protect TriplePoint and its shareholders from a repeat of the damaging events described herein,

including, but not limited to, putting forward for shareholder vote the following resolutions for amendments to the Company's Bylaws and/or Certificate of Incorporation and the following actions as may be necessary to ensure proper corporate governance policies:

1. a proposal to strengthen the Board's supervision of operations and develop and implement procedures for greater shareholder input into the policies and guidelines of the Board;

2. a provision to permit the shareholders of TriplePoint to nominate at least four candidates for election to the Board; and

3. a proposal to ensure the establishment of effective oversight of compliance with applicable laws, rules, and regulations.

(e) Awarding TriplePoint restitution from the Individual Defendants, and each of them;

(f) Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees, costs, and expenses; and

(g) Granting such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: December 20, 2023

Respectfully submitted,

THE BROWN LAW FIRM, P.C.

/s/Robert C. Moest
Robert C. Moest, Of Counsel, SBN 62166
2530 Wilshire Boulevard, Second Floor
Santa Monica, CA 90403
Telephone: (310) 915-6628
Facsimile: (310) 915-9897
Email: RMoest@aol.com

THE BROWN LAW FIRM, P.C.
Timothy Brown
767 Third Avenue, Suite 2501
New York, NY 10017
Telephone: (516) 922-5427
Facsimile: (516) 344-6204
Email: tbrown@thebrownlawfirm.net

BRONSTEIN, GEWIRTZ & GROSSMAN, LLC
Peretz Bronstein
Eitan Kimelman
60 East 42nd Street, Suite 4600
New York, NY 10165
Telephone: (212) 697-6484
Facsimile: (212) 697-7296
Email: peretz@bgandg.com
eitank@bgandg.com

Counsel for Plaintiff

DocuSign Envelope ID: EA3E8B2C-512F-4C08-BA5E-7A19094032F0

VERIFICATION

I, Larry Vorpahl, am a plaintiff in the within action. I have reviewed the allegations made in this Shareholder Derivative Complaint, know the contents thereof, and authorize its filing. To those allegations of which I have personal knowledge, I believe those allegations to be true. As to those allegations of which I do not have personal knowledge, I rely upon my counsel and their investigation and believe them to be true.

I declare under penalty of perjury that the foregoing is true and correct. Executed this 20 day of December, 2023.

DocuSigned by:



40CC0D2D57A34B9...

Larry Vorpahl